As filed with the Securities and Exchange Commission on November 28, 2007

Registration No. 333-147601

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

VanceInfo Technologies Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7371	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3/F, Building 8, Zhongguancun Software Park

Haidian District, Beijing 100094

People’s Republic of China

+86 (10) 8282-5266

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong + 852 2912-2503	W. Clayton Johnson, Esq. Cleary Gottlieb Steen & Hamilton LLP Bank of China Tower One Garden Road Central, Hong Kong + 852 2521-4122

Approximate date of commencement of proposed sale to the public:    as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per share		Proposed maximum aggregate offering price(1)		Amount of registration fee
Ordinary shares of par value US$0.001 per share(2)(3)	8,797,500	US$	9.50	US$	83,576,250	US$	2,566	(4)

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-147602). Each American depositary share represents one ordinary share.
(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to purchase these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED November 28, 2007

7,650,000 American Depositary Shares

VanceInfo Technologies Inc.

Representing 7,650,000 Ordinary Shares

This is the initial public offering of our American depositary shares, or ADSs. We are offering 6,300,000 ADSs, and the selling shareholders named in this prospectus are offering an additional 1,350,000 ADSs. Each ADS represents one ordinary share, par value US$0.001 per share. We will not receive any proceeds from the sale of ADSs by the selling shareholders. We have granted the underwriters an option to purchase up to 1,147,500 ADSs at the public offering price, less underwriting discount and commissions, within 30 days from the date of this prospectus to cover over-allotments.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We currently expect the initial public offering price to be between US$7.50 and US$9.50 per ADS. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “VIT.”

Investing in the ADSs involves risks. See “ Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public Offering Price	US$	US$
Underwriting Discount	US$	US$
Proceeds to VanceInfo Technologies Inc. (before expenses)	US$	US$
Proceeds to the selling shareholders (before expenses)	US$	US$

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2007.

Citi	Merrill Lynch & Co.

Jefferies & Company	Susquehanna Financial Group, LLLP

The date of this prospectus is                     , 2007

VanceInfo Technologies Inc.

Comprehensive Service Lines

- Research & Development Services
- Enterprise Solutions
- Application Development & Maintenance
- Quality Assurance and Testing
- Globalization and Localization(1)

Flexible Delivery Model

- Offshore Services
- Offshore Development Centers
- Overseas Onsite Services

Geographically Diversified Markets

- United States
- Japan
- Europe
- China

Targeting High-Growth Industries

- Technology
- Telecommunications
- Financial Services
- Manufacturing, Retail and Distribution

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Until [•], 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

The following summarizes information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. For a more complete understanding of this offering, we encourage you to read this entire prospectus. The following summary should be read in conjunction with the more detailed information and financial statements (including the related notes) appearing elsewhere in this prospectus. For a discussion of certain factors you should consider before deciding to invest in our ADSs, see “Risk Factors.”

Our Company

We are an information technology, or IT, service provider and one of the leading offshore software development companies in China. We ranked among the top three Chinese offshore software development service providers for the North American and European markets as measured by 2006 revenues, according to International Data Corporation, or IDC, a leading independent market research firm. Our comprehensive range of IT services includes research and development services, or R&D services, enterprise solutions, application development and maintenance, or ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in the United States, Europe, Japan and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail and distribution.

We offer our services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. With over 3,000 professionals as of October 31, 2007, we operate a number of offshore development centers in China, or CDCs, each with dedicated project teams and facilities designed to provide tailored solutions to individual clients. We believe that these dedicated CDCs provide our clients with differentiated services and enhance their confidence in our capabilities. We also deliver our services at clients’ facilities or via our offices in major cities across China.

Our major clients include Citibank, HP, IBM, Microsoft, Motorola and TIBCO. The number of our clients increased significantly from 66 for 2004 to 187 for the nine months ended September 30, 2007. We deploy our sales and marketing teams in several of our key target markets and in close proximity to our clients, which enables us to better understand our clients’ needs, effectively cross-sell our services and develop new client relationships.

In recent years, we have experienced significant organic growth, complemented by selective strategic acquisitions. Since 2005, we have made a number of acquisitions to strengthen our service lines and industry expertise, diversify our client base, and expand our sales network and delivery platform. Our net revenues grew from US$8.2 million in 2004 to US$29.1 million in 2006, representing a compound annual growth rate, or CAGR, of 88.6%. Our net income grew from US$1.1 million to US$4.4 million over the same period, representing a CAGR of 97.5%. For the six months ended June 30, 2007, we generated net revenues of US$25.4 million and net income of US$3.6 million, representing a 128.5% increase and a 110.6% increase from our net revenues of US$11.1 million and net income of US$1.7 million for the six months ended June 30, 2006, respectively.

Industry Background

Businesses globally are outsourcing a growing portion of their IT processes to improve operating efficiencies, focus on core competencies and maximize shareholder returns. More significantly, many of these businesses are increasingly outsourcing IT processes to offshore locations, such as China and India, to access a high-quality and cost-effective workforce. Due to increases in labor costs and attrition rates in India, China has become an increasingly attractive alternative offshore outsourcing destination. IDC has predicted that the global offshore IT services market will grow to US$38.0 billion by 2011, representing a CAGR of 17.1% from 2006. IDC has estimated that the China-based offshore software development industry will grow from US$1.4 billion in 2006 to US$6.9 billion in 2011, representing a CAGR of 37.9%. The growth of the China-based offshore IT services industry is expected to far outpace the growth of the global IT services and global offshore IT services industries. We believe that established China-based IT services companies like us are well positioned to benefit from these trends.

Our Strengths

We believe that the following strengths differentiate us from our competitors and enable us to capitalize on the projected growth in the IT services industry in China:

•	proven ability to grow rapidly and sustain profitability;

•	extensive suite of sophisticated IT services and flexible delivery model;

•	long-standing relationships with blue-chip clients;

•	strategic positioning in high-growth industries and geographic markets;

•	experienced management team and high-quality professionals; and

•	disciplined acquisition strategy and proven integration capability.

Our Strategy

Our goal is to become the leader in the rapidly growing IT services industry in China. Specific elements of our growth strategy include:

•	further strengthen and expand service line expertise;

•	continue to penetrate and grow strategic client accounts;

•	expand geographic and industry reach;

•	continue to improve and optimize delivery capabilities; and

•	pursue strategic acquisitions and alliances.

Our Challenges

The primary challenges we face include:

•	our dependence on a limited number of clients;

•	our concentration in a limited number of industries;

•	intense competition from other IT outsourcing companies;

•	management of our growth and effective integration of acquired businesses; and

•	increases in wages for professionals and the recruitment and retention of trained employees.

We also face other risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in the ADSs.

Corporate History and Structure

We commenced operations in 1995 through Beijing Wensi Chuangyi Software Technology Co., Ltd., or Wensi Chuangyi, a limited liability company established in China. Our holding company, Thinkplus Investments Limited, subsequently renamed VanceInfo Technologies Inc. , or VanceInfo, was incorporated under the laws of the British Virgin Islands in April 2004. In July 2004, we formed Worksoft Creative Software Technology Ltd., which was subsequently renamed VanceInfo Creative Software Technology Ltd., or VanceInfo Beijing. VanceInfo Beijing is a wholly foreign owned enterprise established under PRC law and a wholly owned subsidiary of VanceInfo. On August 31, 2004, VanceInfo Beijing acquired the IT services business and related assets of Wensi Chuangyi. In October 2005, VanceInfo was redomiciled to the Cayman Islands.

The following diagram illustrates our current corporate structure and the place of formation and affiliation of each of our subsidiaries and affiliates as of the date of this prospectus, excluding one subsidiary being liquidated.

Beneficial interest
Contractual arrangements, including an exclusive technology development and consultation agreement and a power of attorney. Shanghai Megainfo Tech Co, Ltd. is 100% owned by Mr. Ming Zhao, a Chinese citizen. For a description of these arrangements, see “Corporate Structure and History” and “Related Party Transactions.”

Since 2005, we have acquired a number of businesses in China and Japan. For a detailed description of our acquisitions, see “Corporate History and Structure.”

Corporate Information

Our principal executive offices are located at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China. Our telephone number at this address is +86 (10) 8282-5266. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited,

Cricket Square, Hutchins Drive, P.O. Box 2681, George Town, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is www.vanceinfo.com. The information contained on our website is not a part of this prospectus.

Conventions That Apply to this Prospectus

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their over-allotment option to purchase up to 1,147,500 additional ADSs representing 1,147,500 ordinary shares;

•

conversion of all outstanding Series A, Series B-1, B-2 and B-3 preferred shares into ordinary shares, exercise of all outstanding warrants to purchase our Series B-3 preferred shares and conversion of all of these Series B-3 preferred shares into ordinary shares, in each case immediately upon the closing of this offering; and

•	all shares and per share data have been adjusted to reflect a 100-for-1 split that became effective on March 10, 2005 and a further 10-for-1 split that became effective on November 3, 2005.

The holder of the outstanding warrants to purchase our Series B-3 preferred shares has elected to exercise these warrants by the net exercise method. See “Related Party Transactions—Other Share Issuance—Warrants.” The number of ordinary shares issuable upon the conversion of the Series B-3 preferred shares for which the warrants are exercisable is derived based on an assumed initial public offering price of US$8.50, the midpoint of the range shown on the front cover of this prospectus. In the event that the final offering price is different from the assumed price, we will include the actual number of ordinary shares issued in our final prospectus relating to this offering.

Except where the context otherwise requires and for purposes of this prospectus only:

•

“attrition rate”, with respect to an IT service company or its business unit during a specified period, refers to the ratio of the number of professionals that have left that company during the period, excluding employees employed for less than six months, to the number of full-time professionals that were on that company’s payroll at the ending date of the same period;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this prospectus only, Taiwan, Hong Kong and Macau;

•	“Citibank” refers to Citibank N.A., Singapore Branch and Citicorp Software and Technologies Services (Shanghai) Limited;

•	“HP” refers to Shanghai HP Co., Ltd., a subsidiary of Hewlett-Packard Company;

•	“Huawei” refers to Huawei Technologies Co., Ltd. and certain of its affiliates;

•	“IBM” refers to International Business Machine China Company Limited, IBM Global Services (China) Company Limited and IBM Solution and Services (Shenzhen) Co., Ltd.;

•	“Microsoft” refers to Microsoft Corporation and Microsoft (China) Co., Ltd.;

•	“Motorola” refers to Motorola (China) Technologies Limited and Motorola (China) Electronics Ltd.;

•	“professionals”, with respect to an IT service company, refer to employees executing IT services for its clients;

•	“TIBCO” refers to TIBCO Software Inc.;

•	“US$,” “U.S. dollar” or “$” refers to the legal currency of the United States; and

•

“we,” “us,” “our company,” “our” and “VanceInfo” refer to VanceInfo Technologies Inc. , a Cayman Islands company, its predecessor, the IT services business of Beijing Wensi Chuangyi Software Technology Co., Ltd., its subsidiaries and its variable interest entity, Shanghai Megainfo Tech Co., Ltd.

Our financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entity are denominated in Renminbi, or RMB, the legal currency of China. This prospectus contains amounts denominated in Hong Kong dollars, or HK$, the legal currency of the Hong Kong Special Administrative Region, and Japanese Yen, or JPY, the legal currency of Japan, and contains translations of certain Renminbi, Hong Kong dollar and Japanese Yen amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar, and all translations from Hong Kong dollars to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Hong Kong dollars per U.S. dollar, and all translations from Japanese Yen to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Japanese Yen per U.S. dollar, each as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB7.6120 to US$1.00, all translations from Hong Kong dollars to U.S. dollars have been made at a rate of HK$7.8184 to US$1.00, and all translations from Japanese Yen to U.S. dollars have been made at a rate of JPY123.39 to US$1.00, each the noon buying rate in effect as of June 29, 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, or any Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, or any Japanese Yen or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Japanese Yen, as the case may be, at any particular rate, or at all. On November 27, 2007, the noon buying rates were RMB7.3865 to US$1.00, HK$7.7838 to US$1.00 and JPY108.64 to US$1.00.

The Offering

Total ADSs offered	7,650,000 ADSs

By us	6,300,000 ADSs

By the selling shareholders	1,350,000 ADSs

ADSs outstanding immediately after this offering	7,650,000 ADSs

Ordinary shares outstanding immediately after this offering	36,051,407 ordinary shares(1)

The ADSs	Each ADS represents one ordinary share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	JPMorgan Chase Bank N.A.

Over-allotment option

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,147,500 additional ADSs from us at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of proceeds

Our net proceeds from this offering are expected to be approximately US$45.8 million, assuming an initial public offering price per ADS of US$8.50, which is the midpoint of the range listed on the cover page of this prospectus. The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds we receive from this offering for general corporate purposes, including capital expenditures, such as in connection with establishing new offices to expand our delivery platform, and funding possible future strategic acquisitions. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Listing	Our ADSs have been approved for listing on the New York Stock Exchange. Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any over-the-counter trading system.

Proposed New York Stock Exchange symbol	“VIT.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Lock-up

We, our directors and executive officers, all of our existing shareholders and certain of our existing optionholders have agreed with the underwriters not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days following the date of this prospectus.

In addition, certain of our executive officers have agreed with the underwriters that the lock-up restrictions shall apply to the ordinary shares or ADSs held by them or their affiliates immediately after the closing of this offering for an additional 360-day period commencing on the date of the expiration of the 180-day lock-up period. Commencing on the date of the expiration of the initial 180-day lock-up period and at the end of each 180-day period thereafter until the expiration of the 360-day extended lock-up period, one-third of the ordinary shares or ADSs held by such executive officers or their affiliates as of the date of this prospectus will be released from the lock-up restrictions. See “Underwriting.”

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons through a directed share program.

(1)	The number of ordinary shares that will be outstanding immediately after this offering:

•	excludes 5,217,893 ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus at a weighted average exercise price of US$3.09 per share;

•	excludes ordinary shares reserved for future issuances under our share incentive plans; and

•	excludes up to 20,058 ordinary shares and ordinary shares with a value of up to US$3.4 million that may be issuable as contingent consideration in connection with our acquisitions.

Our Summary Consolidated Financial and Operating Data

You should read the following information in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We were incorporated in April 2004 and acquired our predecessor, the IT services business of Wensi Chuangyi, in August 2004. The acquisition was accounted for using the purchase accounting method with a new accounting basis. The summary consolidated statement of operations data of our predecessor from January 1, 2004 to August 31, 2004 are presented below.

The following summary consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our summary consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our summary consolidated statement of operations data from January 1 to August 31, 2004 have been derived from our unaudited consolidated management accounts which are not included in this prospectus. Our summary consolidated statement of operations data from September 1 to December 31, 2004 and our consolidated balance sheet data as of December 31, 2004 have been derived from our unaudited consolidated financial statements which are not included in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

For a description of our selected unaudited consolidated financial results for the three months ended September 30, 2007, see “Recent Developments.”

	Predecessor	VanceInfo
	Period from January 1 to August 31, 2004	Period from September 1 to December 31, 2004	For the Year Ended December 31,			For the Six Months Ended June 30,
			2004 (Combined)(1)	2005	2006	2006	2007
	(in $ thousands, except percentage, share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	4,851	3,312	8,163	15,481	29,051	11,118	25,398
Cost of revenues(2)	(2,566)	(1,980)	(4,546)	(9,125)	(17,961)	(6,983)	(15,671)

Gross profit	2,285	1,332	3,617	6,356	11,090	4,135	9,727

General and administrative expenses(2)	(941)	(1,128)	(2,069)	(3,026)	(6,140)	(2,356)	(5,393)
Selling and marketing expenses(2)	(70)	(68)	(138)	(270)	(681)	(252)	(780)

Total operating expenses	(1,011)	(1,196)	(2,207)	(3,296)	(6,821)	(2,608)	(6,173)

Government subsidies	–	–	–	102	54	50	21

Income from operations	1,274	136	1,410	3,162	4,323	1,577	3,575
Net income	1,080	42	1,122	3,235	4,376	1,688	3,555
Deemed dividend on Series A convertible redeemable preferred shares — accretion of redemption premium	–	–	–	(462)	(611)	(297)	(320)

Income attributable to holders of ordinary shares	1,080	42	1,122	2,773	3,765	1,391	3,235

Income per ordinary share:
Basic	–	0.00	–	0.13	0.08	0.04	0.07
Diluted	–	0.00	–	0.13	0.07	0.04	0.06
Income per ADS:
Basic
Diluted
Weighted average ordinary shares used in calculating net income per ordinary share:
Basic	–	5,169,710	–	11,530,684	9,605,507	10,513,346	9,759,935
Diluted	–	5,169,710	–	11,530,684	10,205,449	10,829,887	11,047,626
Pro forma income per ordinary share(3):
Basic	-	0.00	-	0.19	0.20	0.08	0.13
Diluted	-	0.00	-	0.19	0.19	0.08	0.13
Other Consolidated Financial Data
Gross margin(4)	47.1%	40.2%	44.3%	41.1%	38.2%	37.2%	38.3%
Operating margin(5)	26.3	4.1	17.3	20.4	14.9	14.2	14.1
Net margin(6)	22.3	1.3	13.7	20.9	15.1	15.2	14.0

(1)	The 2004 full-year financial data presented in this section are the combination of the data for the period from January 1 to August 31, 2004 and the period from September 1 to December 31, 2004. This aggregation of the results for certain periods should not be construed as a measure of performance in conformity with U.S. GAAP because:

•	the earnings of our predecessor for the period from January 1 to August 31, 2004 have been determined using the historical cost method; and

•	the earnings of VanceInfo from September 1 to December 31, 2004 have been determined using the purchase accounting method in accordance with SFAS No. 141.

Nevertheless, although the presentation of the combined full year financial data for the year ended December 31, 2004 is not in accordance with U.S. GAAP, we believe that this combination is useful and can provide users with a more complete understanding of our results of operations from year to year.

(2)	Includes share-based compensation expenses as follows:

	Predecessor	VanceInfo
	Period from January 1 to August 31, 2004	Period from September 1 to December 31, 2004	For the Year Ended December 31,			For the Six Months Ended June 30,
			2004 (Combined)	2005	2006	2006	2007
	(in $ thousands)
Share-based compensation expenses included in:
Cost of revenues	–	–	–	–	(45)	(22)	(37)
General and administrative expenses	–	(297)	(297)	(67)	(632)	(308)	(402)
Selling and marketing expenses	–	–	–	–	(36)	(17)	(20)

(3)	Pro forma basic and diluted net income per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the year plus the number of ordinary shares resulting from the assumed exercise of all outstanding warrants and the assumed conversion of the outstanding Series A, Series B-1, Series B-2 and Series B-3 convertible preferred shares upon the closing of this offering.

(4)	Gross margin represents gross profit as a percentage of net revenues.

(5)	Operating margin represents income from operations as a percentage of net revenues.

(6)	Net margin represents net income as a percentage of net revenues.

	As of December 31,			As of June 30, 2007
	2004	2005	2006
	( in $ thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	721	4,437	20,565	15,697
Accounts receivable	3,377	5,774	11,815	17,963
Total assets	5,853	15,700	42,044	55,282
Total liabilities	2,382	2,171	5,583	10,841
Convertible redeemable preferred shares	–	7,226	31,648	31,938
Shareholders’ equity	3,359	6,165	4,640	11,860
Total liabilities, minority interest, convertible redeemable preferred shares and shareholders’ equity	5,853	15,700	42,044	55,282

Risk Factors

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Company and Our Industry

We depend on a limited number of clients for a significant portion of our revenues and any loss of business from these clients could reduce our revenues and significantly harm our business.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a limited number of clients. Microsoft and IBM, our top two clients, each accounted for over 20% of our net revenues in 2005 and 2006. In the six months ended June 30, 2007, one of these clients accounted for over 20% and the other accounted for over 15% of our net revenues. In the aggregate, these two clients accounted for 57.8%, 53.1% and 40.5% of our net revenues in 2005, 2006 and the six months ended June 30, 2007, respectively. Our top five clients accounted for approximately 77.8%, 69.3% and 59.9% of our net revenues in 2005, 2006 and the six months ended June 30, 2007, respectively. Our ability to maintain close relationships with these clients is essential to the growth and profitability of our business. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy, switch to another IT outsourcing service provider or return work in-house. We generally do not have long-term commitments from any of our clients to purchase our services. Although we usually enter into master service agreements, or MSAs, with clients, these MSAs are not commitments to purchase our services, and statements of work, or SOWs, from clients are required for specific orders to purchase our services. In addition, the MSAs and SOWs typically may be terminated by our clients on short notice. If we fail to enter into or renew MSAs with one or more of our major clients in any particular period, if major clients reduce their service volumes under SOWs, or if any existing MSAs or SOWs with major clients are terminated, some or all of the business of our major clients could be lost or reduced, which could have a material adverse effect on our business, results of operations and financial condition.

Our revenues are highly dependent on a limited number of industries and any decrease in demand for outsourced services in these industries could reduce our revenues and adversely affect our results of operations.

A substantial portion of our clients are concentrated in the technology and telecommunications industries. For the year ended December 31, 2006 and the six months ended June 30, 2007, a majority of our net revenues were derived from clients in the technology and telecommunications industries. Our business growth largely depends on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource R&D services, enterprise solutions, ADM, quality assurance and testing, globalization and localization and other IT services. A downturn in any of our targeted industries, particularly the technology and telecommunications industries, a slowdown or reversal of the trend to outsource IT services in any of these industries or the introduction of regulations which restrict or discourage companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations.

Other developments may also lead to a decline in the demand for our services in these industries. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenues and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations and financial condition.

We face intense competition from onshore and offshore IT outsourcing companies and, if we are unable to compete effectively, we may lose clients and our revenues may decline. Our clients may also choose to use internal resources to provide the IT services they need, thereby causing us to lose revenues.

The market for IT services is highly competitive and we expect competition to increase due to a number of factors. We believe that the principal competitive factors in our markets are industry experience, quality of the services offered, reputation, marketing and selling skills, as well as price. We face significant competition from various competitors, including:

•

other Chinese IT services companies, such as Achievo Corporation, or Achievo, Chinasoft International Ltd., or Chinasoft International, Dalian Hi-Think Computer Technologies Co. Ltd, or DHC, HiSoft Technology International Limited, or Hisoft, Neusoft Group Ltd., or Neusoft, and SinoCom Software Group Limited, or SinoCom;

•

Indian IT services companies, such as Cognizant Technology Solutions Corp., or Cognizant, HCL Technologies Ltd., or HCL, Infosys Technologies Ltd., or Infosys, Satyam Computer Services Limited, or Satyam, Symphony Services, or Symphony, Tata Consultancy Services Ltd., or TCS, and Wipro Technologies, or Wipro;

•	in-house IT departments of large corporations; and

•	offshore service providers in emerging outsourcing destinations with low wage costs such as Southeast Asia, Latin America and Eastern Europe.

In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Clients tend to engage multiple IT services outsourcing providers instead of using an exclusive service provider, which could reduce our revenues to the extent that clients obtain services from other providers. Clients may prefer service providers that have facilities located globally or that are based in countries more cost-competitive than China. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could harm our business, financial condition and results of operations.

We do not have long-term commitments from our clients, and our clients may terminate contracts before completion or choose not to renew contracts, which could adversely affect our business and reduce our revenues.

Our clients are not obligated for any long-term commitments to us. Many of our MSAs are either renewable for one-year periods or have no fixed terms, and our SOWs are typically project-based and valid only for several months. In addition, our clients can terminate many of our MSAs and SOWs with or without cause, and in most cases without any cancellation charge. Some of our MSAs specify that if a change of control of our company occurs during the term of the contract, the client has the right to terminate the contract. With respect to our material client contracts, this offering will not trigger any change-of-control provision or we have obtained waivers from the relevant clients. However, if any future event triggers any change-of-control provision in our client contracts, these contracts may be terminated, which would result in our loss of revenues. Most of the MSAs we have entered into with our clients require us to purchase and maintain specified insurance coverage during the terms of the MSAs, including commercial general insurance or public liability insurance, umbrella insurance, product liability insurance, and workmen’s compensation insurance. As the insurance industry in China is still in an early stage of development, a number of these types of insurance are not available on reasonable terms in China. Historically, we have not purchased any of the required insurance. Although to date no client has brought any claims against us for such failure, our clients have the right to terminate these MSAs.

Failure to perform or observe any contractual obligations could result in cancellation or non-renewal of a contract, which could cause us to experience a higher than expected number of unassigned employees and an increase in our cost of revenue as a percentage of revenue, until we are able to reduce or reallocate our headcount. The ability of our clients to terminate MSAs makes our future revenues uncertain. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenues.

Furthermore, in some of our MSAs, our clients are also entitled to request us to transfer, to them or their designees, the assets of our CDCs that serve them and all of the operating relationships, including leases for the premises of the CDCs, employment relationships with the employees dedicated to the CDCs and contracts with subcontractors, at a pre-agreed transfer price which is generally a multiple of our monthly service fees from the relevant client for CDC services prior to the transfer. This transfer fee will either be reduced ratably based on the elapsed operation term of the CDC or subject to a maximum amount. In addition to the above amounts, the relevant client is also required to pay the lower of fair market value or net book value for the assets to be transferred that have not already been charged to the client. If our clients exercise these rights, we may lose some of our business and key employees, or may be required to transfer our assets and employees to a third party, and our losses may not be fully covered by the contractual payment.

Our quarterly operating results are difficult to predict and could fall below investor expectations or estimates by securities research analysts, which may cause the trading price of our ADSs to decline.

Our revenues and operating results can vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control, such as variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects and currency fluctuations. For example, some of our MSAs permit our clients to reduce or modify the volume of services under any SOW at any time. As many of our employees take long vacations during the Chinese New Year in the first quarter, our revenues in that quarter are relatively low compared to the other quarters. Moreover, our results may vary depending on our clients’ business needs and IT spending patterns. Due to the annual budget cycles of most of our clients, we may not be able to estimate accurately the demand for our services beyond the immediate calendar year, which could adversely affect our business planning and may have a material adverse effect on our business, results of operations and financial condition. In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we typically are not the exclusive outside service provider to our clients. Thus, a major client in one year may not provide the same amount or percentage of our revenues in any subsequent year.

The long sales cycle for our services, which typically ranges from three to six months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. In addition, some of our testing projects and ADM projects last several months. Due to the foregoing and other factors, our operating results have fluctuated significantly from quarter to quarter. These fluctuations are likely to continue in the future and operating results for any period may not be indicative of our performance in any future period. If our operating results for any quarterly period fall below investor expectations or estimates by securities research analysts, the trading price of our ADSs may decline.

We may face difficulties in offering new and existing service lines and managing increasingly large and complex projects, which could lead to clients discontinuing their work with us, thereby reducing our revenues and adversely affecting our ability to implement our growth plans.

We have been expanding the scope of our services by offering additional industry practices and service lines. The success of these new and expanded practices and service lines is dependent, in part, upon demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. We cannot be certain that we will be able to attract existing and new clients for such new services or effectively meet our clients’ needs.

We intend for the expansion of our practices and service lines to result in larger and more complex projects for our clients. To achieve this result, we need to establish closer relationships with our clients and develop a thorough understanding of their operations. Our ability to establish such relationships will depend on the proficiency of our management personnel, professionals and, if necessary, subcontractors, as well as other competitive factors such as our performance and delivery capabilities. Larger and more complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays make it difficult to plan for project resource requirements, and failure to plan appropriately may have a negative impact on our business, results of operations and financial condition.

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have experienced rapid growth and significantly expanded our business recently. Our net revenues grew to US$29.1 million in 2006 from US$8.2 million in 2004. Since 2004, we have completed a number of acquisitions and established or acquired seven offices in China, three offices in the United States, and one office each in Japan and Hong Kong. We have also set up a number of CDCs. As of October 31, 2007, we had over 3,000 professionals, as compared to 536 professionals as of December 31, 2004. We are actively looking at additional locations to establish new offices and expand our current offices and CDCs. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities.

This rapid growth places significant strain on our management personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our client relationships. Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar. All of these endeavors will involve risks and require substantial management effort and skill. As a result of any of these problems associated with expansion, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans may be adversely affected.

Historically, we have expanded our service capabilities and gained new clients through selective acquisitions such as our acquisitions of Beijing Prosoft Software Technology Co., Ltd., or Prosoft, Beijing Innovation Technology Co., Ltd., or ITC, Shanghai Solutions Software Co., Ltd., or Shanghai Solutions, the international business unit of Beijing SureKAM Technologies Co., Ltd., or SureKAM, and Beijing Chosen Technology Co., Ltd, or Chosen, in the past two years. Our growth strategy involves gaining new clients and expanding our service lines, both organically and through strategic acquisitions. Our ability to successfully integrate an acquired entity and its operations may be adversely affected by a number of factors. These factors include:

•	diversion of management’s attention;

•	difficulties in retaining clients of acquired companies;

•	difficulties in retaining personnel of acquired companies;

•	entry into unfamiliar markets;

•	unanticipated problems or legal liabilities; and

•	tax and accounting issues.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products or services in which a company specializes, and the loss of key clients and personnel, any of which could have a material adverse effect on our business and results of operations. If we are not able to realize the benefits envisioned for such acquisitions, our overall profitability and growth plans may be adversely affected.

We expect that a portion of our income may in the future be generated on a project basis with a fixed price; we may fail to accurately estimate costs and determine resource requirements in relation to our projects, which would reduce our margins and profitability.

We expect that a portion of our income may in the future be generated from fees we receive for our projects with a fixed price. Our projects often involve complex technologies and must often be completed within compressed timeframes and meet increasingly sophisticated client requirements. We may be unable to accurately assess the time and resources required for completing projects and to price our projects profitably. An underestimation of required time and resources may result in cost overruns and mismatches in project staffing. Conversely, an overestimation of our costs may result in our submitting uncompetitive bids and loss of business. Furthermore, any failure to complete a project within the stipulated timeframe could also expose us to contractual or other liabilities and may damage our reputation. These and other factors could adversely affect our business, results of operations and financial condition.

Due to intense competition for highly skilled personnel, we may fail to attract and retain enough sufficiently trained employees to support our operations; our ability to bid for and obtain new projects may be negatively affected and our revenues could decline as a result.

The IT services industry relies on skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The IT services industry experiences high employee turnover. We may encounter higher attrition rates in the future. There is significant competition in China for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the IT services industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend, in large part, on our ability to attract, train and retain skilled personnel that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, financial condition and results of operations. Our failure to retain our key personnel on client projects or find suitable replacements of the key personnel upon their departure may lead to termination of some of our MSAs or cancellation of some of our SOWs, which could materially adversely affect our business.

Increases in wages for professionals could prevent us from sustaining our competitive advantage and could reduce our profit margins.

Wage costs for professionals in China are lower than comparable wage costs in more developed countries and India. However, the wage costs in China’s IT services industry may increase at a faster rate than in the past. In the long term, wage increases may make us less competitive unless we are able to increase the efficiency and productivity of our professionals as well as the prices we can charge for our services. Increases in wage costs, may reduce our profit margins. In addition, the issuance of equity-based compensation to our professionals would also result in additional dilution to our shareholders.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of Chris Shuning Chen, our founder, chairman and chief executive officer. In addition, we rely on David Lifeng Chen, our chief operating officer, Sidney Xuande Huang, our chief financial officer, Stanley Ying Zhou, our chief administration officer, and our four executive vice presidents, Junbo Liu, Kevin Zhong Liu, Gerry Jianxin Lu and Jeff Jian Wu, to run our business operations. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. We may incur additional expenses to recruit, train and retain personnel, our business may be severely disrupted, and our financial condition and results of operations may be materially adversely affected.

If any of our senior executives or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers who keeps a close relationship with our clients joins a competitor or forms a competing company, we may lose clients, and our revenues may be materially adversely affected. Most of our executives have entered into employment agreements with us that contain non-competition provisions. However, if any dispute arises between our executive officers and us, such non-competition provisions may not be enforceable, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Because our business depends significantly on clients headquartered in the United States, Europe, Japan and China, any economic slowdown in these regions or other factors that affect the IT offshore outsourcing from the United States, Europe or Japan could have a material adverse effect on our business and operating results.

As of June 30, 2007, substantially all of our net revenues were derived from clients headquartered in the United States, Europe, Japan and China. If economic growth in one or more of those regions slows, our clients may suffer a reduced market share or their results of operations and financial condition may otherwise be adversely affected, and they may cancel, reduce or defer their IT spending or change their IT outsourcing strategy. In addition, in an economic downturn, our utilization and billing rates for our professionals could decline, which could have a material adverse effect on our business and operating results.

Furthermore, IT offshore outsourcing is becoming an increasingly politically sensitive issue in the United States, Europe and Japan. For example, many organizations and public figures in the United States and Europe have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries. As a result, current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers. Any slowdown or reversal of existing industry trends towards offshore outsourcing in response to political pressure would harm our ability to compete effectively with competitors that operate out of onshore facilities and adversely affect our business and financial results.

The growth and success of our business depends on our ability to anticipate and respond in a timely manner to the evolving demands for IT services.

The IT services market is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Our future growth and success depend significantly on our ability to anticipate developments in IT services, and offer and develop new product and service lines to meet our clients’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Moreover, the emergence of new national and international industry standards could render our products or those of our clients unmarketable or obsolete and may require us to incur substantial unanticipated costs to comply with any such new standards. Should we fail to adapt to the rapidly changing IT services market or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our clients in a timely manner, our business and operating results could be materially and adversely affected.

Some of our client contracts contain provisions which, if triggered, could result in lower future revenues and have an adverse effect on our results of operations.

Some of our MSAs provide that, if during the term of such MSAs, we offer or accept lower prices for our services that are similar to those we provide under these MSAs, to or from any other clients while all other terms and conditions are similar, we will be obligated to offer equally favorable prices to the clients under these MSAs. Such provisions, if triggered, would result in lower future revenues and profits to us under these MSAs. Certain other contracts of ours allow clients in certain circumstances to request a semi-annual benchmarking report comparing our direct costs and operating costs, measured as a percentage of revenues, with those of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements to future services we provide or there may be reduction in new business from the clients. The triggering of any of these contractual provisions could have an adverse effect on our business, results of operations and financial condition.

Our ability to expand our business and procure new contracts or enter into beneficial business arrangements may be affected by non-competition clauses in our agreements with existing clients.

Certain of our existing MSAs and other agreements have non-competition clauses, which restrict us from providing services to customers of our existing clients. Many of our MSAs contain clauses that restrict our employees working for a particular client from providing services to a competitor of that client. Such clauses may restrict our ability to offer services to different clients in a specific industry or market.

Our MSAs with some of our clients provide that, during the term of the MSA and for a twelve-month period thereafter and under specified circumstances, we may not accept any assignments from, or render similar services to, those clients’ customers. Some of our contracts also provide that, although we are free to render other services to clients’ customers prior to the receipt of SOWs from our clients, such services may not create any conflicts of interest with the services we provide to those clients, and we must obtain our clients’ prior written consent to continue providing services to their customers before we begin rendering similar services to our clients. Moreover, we may not compete with our clients, or bid for or accept any assignment which our client is bidding for or is negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry or market in which we have expertise and may adversely affect our revenues and future profitability.

If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

Most of our contracts with clients contain performance requirements. Failure to consistently meet service requirements of a client or errors made by our professionals in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

The services we provide are often critical to our clients’ businesses, and any failure to provide those services could result in a reduction in revenues or a claim for substantial damages against us, regardless of whether we are responsible for that failure. Our CDC methodology requires us to maintain active data and voice communications between our main development centers in China and our international clients’ offices. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenues and harm our business.

Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client. To the extent that our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. We currently do not have commercial general or public liability insurance. The successful assertion of one or more large claims against us could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We may be liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. We seek to implement specific measures to protect sensitive and confidential client data. We require our employees and subcontractors to enter into non-disclosure arrangements to limit access to and distribution of our clients’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our clients’ confidential information. If our clients’ proprietary rights are misappropriated by our employees or our subcontractors or their employees, in violation of any applicable confidentiality agreements or otherwise, our clients may consider us liable for that act and seek damages and compensation from us. However, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our subcontractors or employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of intellectual property of our clients, which could harm our business and competitive position.

We rely on software licenses from our clients with respect to certain individual projects. To protect proprietary information and other intellectual property of our clients, we require our employees, consultants, advisors and collaborators to enter into confidentiality agreements with us. These agreements may not provide meaningful protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, protection of intellectual property rights and confidentiality in China may not be as effective as that in the United States or other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of proprietary technology of our clients. Reverse engineering, unauthorized copying or other misappropriation of proprietary technologies of our clients could enable third parties to benefit from our or our clients’ technologies without paying us for doing so, and our clients may hold us liable for that act and seek damages and compensation from us, which could harm our business and competitive position.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

It is critical that we use and develop our technology and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology containing the allegedly infringing intellectual property. Any intellectual property litigation could have a material adverse effect on our business, results of operations or financial condition.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could impede our growth and negatively affect our revenues and net income.

We expect a portion of our future growth to come from acquisitions of high-quality IT services companies. It is possible that in the future we may not succeed in identifying suitable acquisition candidates. Even if we identify suitable candidates, we may not be able to consummate an acquisition on terms commercially acceptable to us. Many of our competitors are likely to be seeking to acquire the same targets that we are looking to acquire. Such competitors may have substantially greater financial resources than we do and may be able to outbid us for the targets. If we are unable to complete suitable acquisitions, our growth strategy may be impeded and our revenues and net income could be negatively affected.

In the course of auditing our consolidated financial statements for the two years ended December 31, 2005 and 2006, we and our auditors identified certain material weaknesses, significant deficiencies and other control deficiencies in our internal control over financial reporting; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company and have limited accounting personnel and other resources with which to address our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2005 and 2006, our independent registered public accounting firm identified and communicated to us two material weaknesses and one significant deficiency, as well as certain other control deficiencies, each as defined in Auditing Standard No. 2 of the U.S. Public Company Accounting Oversight Board, or Auditing Standard No. 2, in our internal control over financial reporting as of December 31, 2006. We have agreed with these findings. As defined in Auditing Standard No. 2, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected, and a “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

The material weaknesses identified by our independent registered public accounting firm were: (i) lack of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP accessible to accounting personnel to ensure that accounting policies and procedures are followed; and (ii) lack of dedicated resources to take responsibility for the finance and accounting function and the preparation of financial statements in compliance with U.S. GAAP. The significant deficiency identified by our independent registered public accounting firm was our lack of a qualified internal tax team that can address our income tax accounting and compliance matters from a U.S. GAAP perspective.

Following the identification of these material weaknesses, significant deficiency and other control deficiencies, we have taken measures and plan to continue to take measures to remediate these weaknesses and deficiencies. However, the implementation of these measures may not fully address these material weaknesses, significant deficiency and other control deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. Our failure to correct these material weaknesses, significant deficiency and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to help prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting” in this prospectus.

It is important to note that neither we nor our auditors undertook a comprehensive assessment of our internal controls for purposes of identifying and reporting material weaknesses in our internal control over financial reporting as we and they will be required to do once we become a public company. Given the number of deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financing reporting, additional deficiencies and material weaknesses may have been identified.

Upon completion of this offering, we will become a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, beginning at the same time, our auditors must report on the effectiveness of our internal control over financial reporting. Our management or our auditors may conclude that efforts to remediate the problems identified above were not successful or that otherwise our internal control over financial reporting is not effective. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contracts with our clients.

Our clients’ business operations are subject to certain rules and regulations in China or otherwise. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Some of our contracts concluded with clients headquartered in the United States and elsewhere provide that we shall comply with the United States export regulations while handling any information, process, product or service and that we shall adhere to regulations that apply to our clients’ businesses. Some of our IT services provided to certain banking clients for their Japanese operations are required to comply with the regulations promulgated by Japanese regulators. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Chinese laws to obtain and maintain permits and licenses for the conduct of our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenues, which could have a material adverse effect on our business and results of operations.

We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events, and we have limited insurance coverage.

Our CDCs and other operational facilities may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. We currently do not have insurance against business interruptions and thus our insurance coverage may not be sufficient. Prolonged disruption of our services as a result of natural disasters or other events would also entitle our clients to terminate their contracts with us.

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. From 2005 to 2007, there have been reports of avian flu in various parts of China and elsewhere in Asia, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Fluctuations in exchange rates could adversely affect our business.

A majority of our revenues and expenses are denominated in Renminbi, while a significant portion of our revenues and expenses are denominated in US dollars. The amount of our foreign exchange receipts generally exceeds the amount of our foreign exchange disbursements. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Japanese Yen, could affect our net profit margins and could result in foreign exchange losses and operating losses. The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 9.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 28, 2007. While international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant appreciation of the Renminbi against the U.S. dollar. As substantially all of our costs and expenses are denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We incurred net foreign exchange losses of US$32,000, US$93,000 and US$0.2 million in 2005, 2006 and the six months ended June 30, 2007, respectively. As very limited types of hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations, we have not entered into any such hedging transactions. Accordingly, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. See “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”

If tax benefits currently available to our subsidiaries are reduced or repealed, our business and results of operations could suffer.

Pursuant to the applicable tax laws in China, companies established in China are generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3% respectively. Under current PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development Pilot Zone is entitled to a preferential EIT rate of 15% and is further entitled to a three-year EIT exemption from either its first year of operation or, if it is incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years. VanceInfo Beijing, Prosoft and ITC are currently qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoying preferential tax treatment as a result of this status. VanceInfo Beijing was incorporated in the second half of 2004, and has elected to be exempted from EIT from 2005 to 2007 and be subject to a 7.5% EIT rate from 2008 to 2010. Prosoft and ITC were both incorporated in June 2004, and have been entitled to be exempted from EIT from 2004 to 2006 and be subject to a 7.5% EIT rate from 2007 to 2009. In addition, under the current PRC rules and policies, an enterprise qualified as a “software enterprise” is entitled to an exemption from EIT for the first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. Shanghai Solutions, one of our subsidiaries, was incorporated in 2002 and was recognized as a “software enterprise” in 2003, therefore, it was entitled to be exempted from EIT in 2003 and 2004, and has been subject to a 16.5% EIT rate from 2005 to 2007. Furthermore, Shanghai Solutions was recognized as a “key software enterprise under the State plan” in 2006, which entitled it to a 10% preferential income tax rate in 2007. However, all the above qualifications are subject to an annual assessment by the relevant government authority in China. There is no assurance that our subsidiaries will continue to meet the qualifications or that the relevant government authority will not revoke the company’s “high and new technology enterprise,” “software enterprise” or “key software enterprise under the State plan” statuses.

On March 16, 2007, the National People’s Congress of China enacted a new EIT law, under which foreign invested enterprises, or FIEs, such as VanceInfo Beijing, and Chinese domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or that conduct business in encouraged sectors, whether FIEs or domestic companies. The new tax law will become effective on January 1, 2008. Under the new tax law, enterprises that had been established and already enjoyed preferential tax treatment prior to March 16, 2007 will continue to enjoy it subject to the following qualifications: (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of a preferential tax exemption or reduction for a specified term, until the expiration of such term. The new tax law does not define “high and new technology enterprises strongly supported by the State,” nor does it specify which encouraged sectors will be eligible for preferential tax treatment. Because the detailed implementing rules for the new tax law have not yet been promulgated, we cannot assure you that VanceInfo Beijing, Prosoft, ITC and Shanghai Solutions will be classified as “high and new technology enterprises strongly supported by the State” or an enterprise that conducts business in encouraged sectors, and therefore will be able to enjoy a preferential EIT rate after the transition period expires. Moreover, under the new tax law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered PRC resident enterprises and thus subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The new tax law does not define the term “de facto management bodies.” If a majority of the members of our management team continue to be located in China after the effective date of the new tax law, we may be considered a PRC resident enterprise and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income.

In addition, pursuant to relevant tax rules, each of VanceInfo Beijing, Prosoft, ITC, Shanghai Solutions, and our variable interest entity, Shanghai Megainfo Tech Co., Ltd., or Megainfo, is exempt from business tax with respect to the software development business and related technology consultancy services that it engages in, which falls within the definition of technology development business. Expiration of, or changes to, these tax benefits or treatments will have a material adverse effect on our operating results.

Restrictions on immigration may affect our ability to compete for and provide services to customers in the United States or other countries, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Chinese nationals. Some of our projects require a portion of the work to be undertaken at our clients’ facilities which are sometimes located outside China. The ability of our professionals to work in the United States, Europe, Japan and other countries outside China depends on their ability to obtain the necessary visas and work permits. Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring business visas for our employees. Our reliance on visas for a number of employees makes us vulnerable to such changes and variations as it affects our ability to staff projects with professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our employees or we may encounter delays or additional costs in obtaining or maintaining such visas.

We control Megainfo through contractual arrangements rather than direct legal ownership. If Megainfo or its shareholder breaches the contractual arrangements, we would have to rely on legal remedies under PRC law, which may not be available or effective, to enforce our rights.

We have no legal ownership interest in Megainfo. VanceInfo Beijing’s contractual arrangements with Megainfo and its shareholder provide us with effective control over Megainfo. See “Related Party Transactions—Contractual Arrangements with Megainfo and Its Shareholder.” Although we have been advised by Jun He Law Offices, our PRC legal counsel, that each contract under VanceInfo Beijing’s contractual arrangements with Megainfo and its shareholder is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Megainfo as direct legal ownership of Megainfo. In addition, Megainfo or its shareholder may breach the contractual arrangements. In any such event, we would have to rely on legal remedies under PRC law to enforce our rights. These remedies may not always be available or effective, particularly in light of the uncertainties in the PRC legal system. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our corporate actions are substantially controlled by our principal shareholders, who can cause us to take actions in ways you may not agree with.

After this offering, our principal shareholders and their affiliated entities will own approximately 67.7% of our outstanding ordinary shares and voting power. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving acquisitions, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Substantially all of our business operations are currently conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and market demand for our IT services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiaries incorporated in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely principally on dividends and other distributions from our PRC subsidiaries for our cash needs, and limitations on the ability of our PRC subsidiaries and variable interest entity to make distributions to us could have a material adverse effect on our cash flows and our ability to conduct our business.

We rely on dividends and other distributions from our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends and other distributions by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiaries are also required to set aside at least 10% of their respective after-tax profits based on PRC accounting standards each year in their general reserves until the accumulative amount of such reserves reach 50% of each subsidiary’s respective registered capital. These reserves are not distributable as cash dividends. Our PRC subsidiaries are also required to allocate a portion of their respective after-tax profits, as determined by its board of directors, to their staff welfare and bonus funds, which may not be distributed to equity owners. In addition, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Limitations on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could adversely affect our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Under current PRC tax law, dividend payments to us made by our direct PRC subsidiary, VanceInfo Beijing, are exempt from PRC withholding tax. Pursuant to the new PRC enterprise income tax law to be effective on January 1, 2008, however, dividends payable by our PRC subsidiary will be subject to a 20% withholding tax, unless the Cayman Islands has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Although the new tax law contemplates the possibility of exemptions from withholding taxes for China-sourced income of FIEs, the PRC tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes for dividends distributed by our PRC subsidiary to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

A substantial portion of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, VanceInfo Beijing is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be registered with or approved by the SAFE, and if we finance them by means of additional capital contributions using, for instance, proceeds from this offering, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

If we are required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the New York Stock Exchange this offering could be delayed until we obtain the approval.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for

Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006.

This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for the purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process.

The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Jun He Law Offices, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure;

•

In spite of the above, given that we have completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for its approval of the issuance and sale of our ADSs and ordinary shares, or the listing and trading of our ADSs on the New York Stock Exchange; and

•	The issuance and sale of our ADSs and ordinary shares and the listing and trading of the ADSs on the New York Stock Exchange do not conflict with or violate this new PRC regulation.

If the CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take several months. If prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if the CSRC subsequently requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders and beneficial owners to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special

Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC, or offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to have completed the relevant registration procedures with the local SAFE branch by March 31, 2006. To further clarify the implementation of Circular 75, the SAFE issued Circular 106 on May 29, 2007. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner. If these shareholders or beneficial owners fail to comply, the PRC subsidiaries are required to report to the local SAFE branches.

We have already urged our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, due to uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We will attempt to comply, and attempt to ensure that our shareholders and beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. In addition, certain of the holders of options to purchase our ordinary shares are PRC residents. Our PRC counsel, Jun He Law Offices, has advised us that it is unclear under Notice 75 whether these optionholders would be deemed to be beneficial owners of our company for purposes of Notice 75 as a result of holding these options. We are currently in the process of confirming the beneficial ownership status of these optionholders with the SAFE. The failure or inability of our PRC resident shareholders or beneficial owners to make any required registrations or comply with other requirements may subject such shareholders or beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiary, VanceInfo Beijing, limit VanceInfo Beijing’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Our ADSs have been approved for listing on the New York Stock Exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other IT services companies;

•	announcements by us or our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the IT services industry;

•	potential litigation or administrative investigations;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general market conditions or other developments affecting us or our industry.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering at an assumed initial public offering price of US$8.50, you will incur immediate dilution of US$6.06 per ADS. See “Dilution.” In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon the exercise of outstanding options or options we may grant from time to time.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 36,051,407 ordinary shares outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the closing of this offering, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will, upon the expiration of the lock-up period, have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and most of our officers and directors reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries in China. Most of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or China court in the event that you believe that your rights have been infringed under United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of

China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws in comparison to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We do not expect to be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2007. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets will generally be determined based on the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are treated as a PFIC for any taxable year during which a U.S. person holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur significantly higher legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our expansion plans;

•	our anticipated growth strategy;

•	our plans to recruit more employees;

•	our plans to invest in research and development to enhance our service lines;

•	our future business development, results of operations and financial condition;

•	expected changes in our net revenues and certain cost or expense items;

•	our ability to attract and retain clients; and

•	trends and competition in the offshore IT services industry.

You should read thoroughly this prospectus with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This prospectus also contains estimates, projections and statistical data related to the IT services market in several countries, including China. This market data, including data from IDC, Gartner Inc., or Gartner, a leading independent market research firm, and neoIT, an independent consulting firm, speaks as of the date it was published and includes projections that are based on a number of assumptions and are not representations of fact. The IT services market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the IT services market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$45.8 million, or approximately US$54.9 million if the underwriters exercise in full their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$8.50 per ADS, the midpoint of the range shown on the front cover page of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. A US$1.00 increase (decrease) in the assumed initial public offering price of US$8.50 per ADS would increase (decrease) the net proceeds of this offering by US$5.9 million, assuming the sale of 6,300,000 ADSs at US$8.50 per ADS, the midpoint of the range shown on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We intend to use the net proceeds we receive from this offering for general corporate purposes, including capital expenditures, such as in connection with establishing new offices to expand our delivery platform, and funding possible future strategic acquisitions.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposit accounts or invest them in interest-bearing government securities.

Dividend Policy

In 2006, we declared and paid a dividend of US$0.3 million in the aggregate to Button Software Ltd., or Button, a principal holder of our ordinary shares controlled by members of our management, in recognition of the performance of our management. We treated this dividend as a bonus to members of our management and recognized it as part of our general and administrative expenses for the year ended December 31, 2005.

We have not declared or paid any other dividend. We have no present plan to declare or pay any dividends on our ordinary shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiary in China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Our board of directors has complete discretion as to whether to distribute dividends, subject, in certain cases, to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as if they were holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Capitalization

The following table sets forth our warrants and capitalization as of June 30, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic conversion of all of our outstanding Series A, Series B-1 and Series B-2 preferred shares into ordinary shares immediately upon the closing of this offering; (ii) the issuance of Series B-3 preferred shares in November 2007 upon the exercise of some of our warrants; (iii) the issuance of Series B-3 preferred shares upon the exercise of our currently outstanding warrants immediately upon the closing of this offering; and (iv) the automatic conversion of all of our Series B-3 preferred shares issued and issuable pursuant to (ii) and (iii) above into ordinary shares immediately upon the closing of this offering; and

•

on a pro forma as adjusted basis to give effect to the sale of 6,300,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$8.50 per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
	Actual	Pro forma	Pro forma as adjusted(1)
	( in $ thousands)
Warrants	1,030	–	–

Series A convertible redeemable preferred shares $0.001 par value, 7,145,000 shares authorized, issued and outstanding, actual; and nil pro forma	8,127	–	–
Series B-1 convertible redeemable preferred shares $0.001 par value, 2,990,000 shares authorized, issued and outstanding, actual; and nil pro forma	6,246	–	–
Series B-2 convertible redeemable preferred shares $0.001 par value, 6,380,188 shares authorized, issued and outstanding, actual; and nil pro forma	17,565	–	–
Shareholders’ equity:
Ordinary shares $0.001 par value, 70,000,000 shares authorized and 10,671,586 shares issued and outstanding as of, actual; 29,443,424, pro forma; and 35,743,424, as adjusted	11	29	36
Additional paid-in capital	7,149	41,860	87,655
Statutory reserve	55	55	55
Accumulated other comprehensive income	1,052	1,052	1,052
Retained earnings	3,593	3,593	3,593

Total shareholders’ equity(2)	11,860	46,589	92,391

Total capitalization(2)	43,798	46,589	92,391

(1)	The as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity (deficit) and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. The pro forma information as adjusted excludes the issuance of 307,983 ordinary shares in July 2007 in connection with the Chosen acquisition. Should those shares be included, the ordinary shares outstanding as adjusted will be 36,051,407.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$8.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$5.9 million.

Dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share of our ADSs is substantially in excess of the pro forma net tangible book value per ordinary share. Our pro forma net tangible book value as of June 30, 2007 was approximately US$1.41 per share and US$1.41 per ADS. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting pro forma net tangible book value per ordinary share, after giving effect to the conversion of our Series A, Series B-1, Series B-2 and Series B-3 preferred shares into ordinary shares immediately upon the closing of this offering, the exercise of the outstanding warrants to purchase our Series B-3 preferred shares and conversion of these Series B-3 preferred shares into ordinary shares immediately upon the closing of this offering and the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after June 30, 2007, other than to give effect to our sale of ADSs offered in this offering at the initial public offering price of US$8.50 per ADS after deduction of underwriting discounts and commissions and estimated offering expenses payable by us and the exercise of all of our outstanding warrants and conversion of all of our outstanding preferred shares into ordinary shares upon the closing of this offering, our adjusted net tangible book value as of June 30, 2007 would have been US$2.44 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$2.44 per ADS. This represents an immediate increase in net tangible book value of US$1.03 per ordinary share, or US$1.03 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$6.06 per ordinary share, or US$6.06 per ADS, to purchasers of ADSs in this offering.

The following table illustrates such dilution on a per ordinary share and per ADS basis:

Assumed initial public offering price per ordinary share	US$8.50

Assumed initial public offering price per ADS	US$8.50

Net tangible book value per ordinary share as of June 30, 2007	US$3.72

Pro forma net tangible book value per ordinary share as of June 30, 2007, assuming exercise of all outstanding warrants and conversion of all outstanding preferred shares into ordinary shares upon the completion of this offering

US$1.41

Increase in net tangible book value per ordinary share attributable to price paid by you and other new investors in this offering	US$1.03

Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering(1)	US$2.44

Dilution in net tangible book value per ordinary share to new investors in the offering	US$6.06

Dilution in net tangible book value per ADS to new investors in the offering	US$6.06

(1)	The pro forma as adjusted information excludes the issuance of 307,983 ordinary shares in July 2007 related to the Chosen acquisition. Should these shares be included, the ordinary shares as adjusted will be 36,051,407 and pro forma as adjusted net tangible book value per share will be US$2.42.

A US$1.00 increase (decrease) in the assumed public offering price of US$8.50 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$5.9 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.16 per ordinary share and per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.84 per ordinary share and per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between the shareholders as of June 30, 2007 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$8.50 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include 1,147,500 ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares Purchased			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number		Percent	Amount	Percent
	(in thousands)
Existing shareholders	29,443,424	(1)	82.4%	$39,851	42.7%	$1.35	$1.35
New investors	6,300,000		17.6	53,550	57.3	8.50	8.50

Total	35,743,424		100.0%	$93,401	100.0%	$2.61	$2.61

(1)	Reflects (i) the automatic conversion of all of our outstanding Series A, Series B-1 and Series B-2 preferred shares into ordinary shares immediately upon the closing of this offering; (ii) the issuance of Series B-3 preferred shares in November 2007 upon the exercise of some of our warrants; (iii) the issuance of Series B-3 preferred shares upon the exercise of our currently outstanding warrants immediately upon the closing of this offering; and (iv) the automatic conversion of all of our Series B-3 preferred shares issued and issuable pursuant to (ii) and (iii) above into ordinary shares immediately upon the closing of this offering.

A US$1.00 increase (decrease) in the assumed public offering price of US$8.50 per ADS would increase (decrease) total consideration paid by new investors, average price per ordinary share and per ADS paid by all shareholders by US$6,300,000, US$0.18 per ordinary share and US$0.18 per ADS, respectively, assuming sale of 6,300,000 ADSs at US$8.50, the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses payable by us.

The discussion and tables above assume no exercise of any outstanding stock options. As of June 30, 2007, there were 4,217,726 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$1.84 per share, and there were 49,774 ordinary shares available for future issuance upon the exercise of future grants under our share incentive plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

In connection with our recent acquisitions of ITC, Megainfo, Chosen, a 75% equity interest in Shanghai Solutions, a 48.99% equity interest in Worksoft Japan and the IT services business of SunBridges, we agreed to make contingent payments of up to US$18.5 million in a mix of cash and our ordinary shares, of which up to US$15.1 million may be paid with cash, up to US$1.6 million may be paid with our ordinary shares, and up to US$1.8 million may be paid with cash, our ordinary shares or a combination thereof at our option; and up to 20,058 of our ordinary shares, in each case subject to the achievement of certain financial targets for 2007 and 2008. See “Corporate History and Structure” for a more detailed description. To the extent that any ordinary shares are issued pursuant to these contingent payment obligations, there will be further dilution to new investors.

Enforceability of Civil Liabilities

We were redomiciled in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Jun He Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Jun He Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. So, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

Corporate History and Structure

Corporate History

We commenced operations in 1995 through Wensi Chuangyi, a limited liability company established in China. In 1999 and 2002, two subsidiaries of Wensi Chuangyi, Shanghai Wensi Chuangyi and Wuhan Wensi Chuangyi, were incorporated in China as part of the expansion of our IT services businesses.

Our holding company, VanceInfo, was incorporated under the laws of the British Virgin Islands in April 2004. In July 2004, we formed VanceInfo Beijing, a wholly owned subsidiary of VanceInfo, in China. In August 2004, VanceInfo Beijing acquired the IT services business and related assets of Wensi Chuangyi, including those of Shanghai Wensi Chuangyi and Wuhan Wensi Chuangyi. In October 2005, VanceInfo was redomiciled to the Cayman Islands.

In June and July 2004, we issued an aggregate of 100,000 ordinary shares to Inno Global Technology Limited, Team Dragon International Limited and Button Software Ltd. for US$3.0 million.

In March 2005, we issued in a private placement an aggregate of 7,175,000 shares of Series A preferred shares to LC Fund II, DCM IV, L.P., DCM Affiliates Fund IV, L.P. and Harper Capital for US$7.0 million and certain finance consulting services provided by a shareholder of Harper Capital.

In May 2006, we issued in a private placement an aggregate of 2,990,000 shares of Series B-1 preferred shares and 6,380,188 shares of Series B-2 preferred shares together with certain warrants to acquire Series B-3 preferred shares to Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III, Sequoia Capital Growth III Principals Fund, LC Fund II, DCM IV, L.P., and DCM Affiliates Fund IV, L.P.. The proceeds we received from this private placement were US$25.1 million.

Since 2005, we have acquired a number of businesses in China. The following are our recent acquisitions:

•

In September 2005, we acquired the international business division of SureKAM, a software development outsourcing service provider, for a mix of cash consideration of US$0.3 million and 100,000 shares of our ordinary shares.

•	In December 2005, we acquired the IT services business of Envisys System Co., Ltd., or Envisys, for a mix of cash consideration of US$0.2 million and 86,219 shares of our ordinary shares.

•

In September 2006, we acquired 100% of the equity interest in Prosoft, an IT service provider primarily focusing on R&D services, from Shenzhen Yun Gong Investment Co., Ltd., Ms. Hong Zhang, Mr. Wei Chen, Mr. Li Ma and Ms. Lin Zhao, for initial cash consideration of RMB5.0 million (US$0.7 million). Additional consideration of RMB3.9 million (US$0.5 million) in cash and 155,901 shares of our ordinary shares was paid in April 2007.

•

In December 2006, we acquired the IT services business of Beijing SunBridges Technologies Development Co., Ltd., or SunBridges, for initial cash consideration of RMB1.5 million (US$0.2 million). Additional contingent consideration of RMB0.8 million (US$0.1 million) in cash and 2,331 shares of our ordinary shares was paid in April 2007. We are obligated to pay additional contingent consideration of up to 20,058 shares of our ordinary shares based on defined gross margin target of the SunBridges for the year ending December 31, 2007.

•

In March 2007, we acquired ITC, an IT service provider primarily focusing on R&D services, from Mr. Hao Yu and Mr. Wei Wei for initial consideration of 793,548 shares of our ordinary shares. We paid additional cash consideration of RMB26 million (US$3.4 million) in September 2007. We are still obligated to pay additional contingent consideration of up to RMB8.7 million (US$1.1 million) in cash based on the net profit of ITC for the year ending December 31, 2007.

•

In March 2007, we entered into certain contractual arrangements with Megainfo through which we gained effective control over the operations of Megainfo for initial consideration of RMB6.0 million (US$0.8 million) in cash and 147,272 shares of our ordinary shares. We are obligated to pay additional consideration of up to RMB49.1 million (US$6.4 million) in a mix of cash and our ordinary shares, of which up to RMB6.8 million (US$0.9 million) may be paid with our ordinary share, based on the net profit of Megainfo for the 12-month period ending March 31, 2008.

•

In May 2007, we acquired a 75% of equity interest in Shanghai Solutions, an IT service provider primarily focusing on ADM services, from Mr. Zhang Jilun and Mr. Shi Rongbin for initial consideration of 913,393 shares of our ordinary shares. We are obligated to pay additional contingent consideration of up to RMB7.4 million (US$1.0 million) in cash, our ordinary shares or a combination thereof at our option, based on the net profit of Shanghai Solutions for the year ending December 31, 2007.

•

In May 2007, we acquired an additional 48.99% of the equity interest of Worksoft Japan Inc., or Worksoft Japan, from Mr. Tang Jinsong for initial consideration of US$0.1 million in cash and 49,141 shares of our ordinary shares. We are obligated to pay additional contingent consideration of up to Japanese Yen 14.9 million (US$0.1 million) in cash and our ordinary shares with a value of up to Japanese Yen 22.4 million (US$0.2 million) based on the net profit of Worksoft Japan for the 12-month period ending May 31, 2008.

•

In July 2007, we acquired Chosen, an IT service provider primarily focusing on SAP consulting and implementation services, from Mr. Li Gang, Mr. Liu Tong and Mr. Huang Bin for initial consideration of US$0.9 million in cash and 307,983 of our ordinary shares. We are obligated to pay additional contingent consideration of up to RMB40.3 million (US$5.3 million) in cash and our ordinary shares with a value of up to RMB11.0 million (US$1.4 million) based on the net profit of Chosen for the six months ending December 31, 2007 and the year ending December 31, 2008.

Corporate Ownership Structure

The following diagram illustrates our current corporate structure and the place of formation and affiliation of each our subsidiaries and affiliates as of the date of this prospectus, excluding one subsidiary being liquidated. After our acquisitions of Prosoft and ITC, we started the liquidation of their respective subsidiaries to streamline our corporate structure. As of the date of this prospectus, the administrative procedures for the liquidation of one of these subsidiaries has not been completed yet.

Beneficial Interest
Contractual Arrangements

(1)	VanceInfo Creative Software Technology Ltd., or VanceInfo Beijing, 100% owned by VanceInfo.
(2)	Beijing Prosoft Technology Co., Ltd., or Prosoft, a Chinese limited liability company, 100% owned by VanceInfo Beijing.
(3)	Beijing Innovation Technology Co., Ltd., or ITC, a Chinese limited liability company, 100% owned by VanceInfo Beijing.
(4)	Shanghai Megainfo Tech Co., Ltd., or Megainfo, a Chinese limited liability company, 100% owned by Mr. Ming Zhao. VanceInfo Beijing has entered into contractual arrangements with Megainfo and Mr. Ming Zhao through which, we have the ability to effectively control Megainfo’s daily operations and financial affairs, appoint senior executives and approve all matters subject to shareholders’ approval and receive substantially all the economic benefits of Megainfo. See “Related Party Transactions” for a description of these contractual arrangements. As a result of these contractual arrangements, we are considered to be the primary beneficiary of Megainfo and Megainfo is a variable interest entity, or VIE, of our company under U.S. GAAP.
(5)	Shanghai Solutions Software Co., Ltd., or Shanghai Solutions, a Chinese limited liability company, 75% owned by VanceInfo Beijing, 10% owned by Mr. Jilun Zhang, a Chinese citizen, 5% owned by Mr. Rongbin Shi, a Chinese citizen, and 10% owned by NEC System Technologies Ltd., a Japanese company.
(6)	Worksoft Japan Inc., or Worksoft Japan, has 1,400,000 outstanding shares, with 1,399,900 shares owned by VanceInfo, 100 shares owned by Mr. Xiaolai Wang, a Chinese citizen.
(7)	Worksoft Creative Software Technology Inc., or Worksoft USA, a corporation incorporated under the laws of the State of Delaware in the United States, 100% owned by VanceInfo.
(8)	Worksoft Creative Software Technology Ltd., or Worksoft BVI, a holding company incorporated the laws of the British Virgin Islands, 100% owned by VanceInfo.
(9)	Worksoft Information Technology Service Ltd., a company incorporated the laws of Hong Kong, 100% owned by Worksoft BVI.
(10)	Beijing Chosen Technology Co., Ltd., or Chosen, a Chinese limited liability company, 100% owned by VanceInfo Beijing.
(11)	VanceInfo Information Technology Limited, a Chinese Limited liability company, 100% owned by Worksoft Information Technology Service Ltd.

Recent Developments

The following is a summary of our selected unaudited consolidated financial results for the three months ended September 30, 2007 compared to our selected unaudited consolidated financial results for the three months ended September 30, 2006 and June 30, 2007, respectively. Results for the third quarter of 2007 may not be indicative of our full year results for the year ending December 31, 2007 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

	For the Three Months Ended
	September 30, 2006	June 30, 2007	September 30, 2007
	(in $ thousands)
Consolidated Statements of Operations Data
Net revenues	8,109	14,963	18,048
Cost of revenues(1)	(4,812)	(9,178)	(11,033)

Gross profit	3,297	5,785	7,015
General and administrative expenses(1)	(1,650)	(3,054)	(3,881)
Selling and marketing expenses(1)	(224)	(496)	(657)

Total operating expense	(1,874)	(3,550)	(4,538)

Government subsidies	2	20	118
Income from operations	1,425	2,255	2,595
Interest income	171	219	218
Interest expense	–	–	(20)
Exchange differences	(57)	(120)	325
Change in fair value of the warrants	(159)	(86)	(230)

Income tax expense	–	15	60
Minority interest in net income of consolidated subsidiary	(10)	(12)	(47)

Net income	1,370	2,271	2,901

Deemed dividend on Series A convertible redeemable preferred shares	155	162	167
Income attributable to holder of ordinary shares	1,215	2,109	2,749

(1)	Includes share-based compensation expenses as follows:

	For the Three Months Ended
	September 30, 2006	June 30, 2007	September 30, 2007
	(in $ thousands)
Share-based compensation included in:
Cost of revenues	12	19	31
General and administrative expenses	164	207	202
Selling and marketing expenses	9	10	17

Set forth below is our net revenue breakdown by service lines for the period indicated:

	For the Three Months Ended September 30, 2007
	(in $ thousands, except percentages)
R&D services	9,769	54.1%
Enterprise solutions	3,351	18.6
ADM	2,652	14.7
Quality assurance and testing	1,273	7.1
Globalization and localization	1,003	5.5

Total net revenues	18,048	100.0%

For the three months ended September 30, 2007, our net revenues increased by 122.6% to US$18.0 million from US$8.1 million for the same period in 2006. The growth in our net revenues was primarily due to an increase in sales volumes, which was due to a US$3.9 million increase in sales to our existing clients as of September 30, 2006, as a result of our enhanced relationships with them, and to US$6.0 million of sales to new clients. The number of our clients increased to 168 for the third quarter of 2007 from 97 for the third quarter of 2006.

We acquired approximately 570 professionals through our acquisitions of the IT service business of SunBridges, ITC, Megainfo, Shanghai Solutions and Chosen in the fourth quarter of 2006 and the nine months ended September 30, 2007. These acquisitions strengthened our service line capabilities and industry expertise, as well as broadened our client base and geographic coverage. We were able to leverage the additional capabilities and expertise to win new projects and to cross-sell our service offerings to our broadened client base. Revenues from these acquired businesses’ client relationships also contributed to our net revenues in the third quarter of 2007 compared to the third quarter of 2006.

For the three months ended September 30, 2007, our cost of revenues increased by 129.3% to US$11.0 million from US$4.8 million for the same period in 2006. The increase was primarily due to a US$3.9 million increase in our professionals’ compensation and benefit expenses as the number of our professionals increased, a US$1.5 million increase in our subcontracting costs due to increases in business volumes and scale of our projects, and a US$0.5 million increase in our professionals’ travel expenses due to the growth of our overseas onsite services and domestic enterprise solutions services.

For the three months ended September 30, 2007, our net revenues increased by 20.6% to US$18.0 million from US$15.0 million for the three months ended June 30, 2007. The growth in our net revenues was primarily due to an increase in sales volumes, which was in turn due to a US$1.3 million increase in sales to our existing clients as of June 30, 2007, as a result of our enhanced relationships with them, and to US$1.7 million of sales to new clients. The number of our clients increased to 168 for the third quarter of 2007 from 142 for the second quarter of 2007. The increase in our net revenues was also attributable to more working days and higher man-hours in the third quarter of 2007 as a result of fewer public holidays in that quarter. In addition, our acquisition of Chosen on July 31, 2007 contributed to the increase in our net revenues in the third quarter of 2007 compared to the previous quarter.

Our cost of revenues for the three months ended September 30, 2007 increased by 20.2%, or US$1.9 million, to US$11.0 million from US$9.2 million in the three months ended June 30, 2007, primarily due to a US$1.0 million increase in our professionals’ compensation and benefit expenses as the number of our professionals increased, and a US$0.9 million increase in our subcontracting costs primarily due to increases in business volumes and scale of our projects. Our acquisition of Chosen in July 2007 added approximately 60 professionals to our company and contributed to the increase in our cost of revenues in the third quarter of 2007 compared to the previous quarter.

For the three months ended September 30, 2007, our total operating expenses were US$4.5 million, compared to total operating expenses of US$1.9 million for the same period in 2006 and total operating expenses of US$3.6 million for the three months ended June 30, 2007. For the third quarter of 2007, our general and administrative expenses were US$3.9 million, which represented increases of US$2.2 million and US$0.8 million compared to our general and administrative expenses in the third quarter of 2006 and the second quarter of 2007, respectively. The increases were primarily due to increased compensation and benefit expenses as we hired more administrative employees to manage our growing business, and increases in our rental expenses as we entered into new leases in Beijing in the third quarter of 2007. For the third quarter of 2007, our selling and marketing expenses were US$0.7 million, which represented a US$0.4 million increase from our selling and marketing expenses in the third quarter of 2006. This increase was primarily due to increases in compensation and benefit expenses for the selling and marketing employees we hired in China and the United States in the fourth quarter of 2006 and the first nine months of 2007, as well as amortization of customer base and relationships and contract backlog acquired from business combinations. Our selling and marketing expenses increased by US$0.2 million in the third quarter of 2007 compared to the previous quarter due primarily to increases in compensation and benefit expenses for our selling and marketing employees in the United States in the third quarter of 2007.

In the third quarter of 2007, we were granted US$0.1 million of government subsidies, compared to government subsidies of US$2,000 in the same period in 2006 and US$20,000 in the second quarter of 2007. The increase in our government subsidies in the third quarter of 2007 was primarily due to a grant by Zhongguancun Software Park for our internal process management system.

In the third quarter of 2007, we recorded foreign exchange gains of US$0.3 million, compared to foreign exchange losses of US$57,000 in the same period in 2006 and US$0.1 million in the second quarter of 2007. Our foreign exchange gains in the third quarter of 2007 were primarily due to the appreciation of the Japanese Yen against the RMB.

As a result of the foregoing, we had net income of US$2.9 million for the three months ended September 30, 2007, compared to net income of US$1.4 million for the same period in 2006 and US$2.3 million for the second quarter of 2007.

As of September 30, 2007, we had US$16.8 million in cash and cash equivalents. Our accrued expenses and other current liabilities increased to approximately US$9.3 million as of September 30, 2007 from approximately US$7.8 million as of June 30, 2007, primarily as the result of a US$1.2 million short-term bank loan that one of our subsidiaries borrowed in August 2007. As of September 30, 2007, our accounts receivable were US$21.8 million, of which 51.5% was attributable to our top five clients for the three months ended September 30, 2007. Our days of sales outstanding in the third quarter of 2007 were 98 days. We define our days of sales outstanding as the ratio of the average accounts receivable to revenues in a year, multiplied by 365. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. As of September 30, 2007, the provision for doubtful accounts was US$302,000.

Selected Consolidated Financial Data

You should read the following information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We were incorporated in April 2004 and acquired our predecessor, the IT services business of Wensi Chuangyi, in August 2004. The acquisition was accounted for using the purchase accounting method with a new accounting basis. The selected consolidated statement of operations data of our predecessor from January 1, 2004 to August 31, 2004 are presented below.

The following selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our selected consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our selected consolidated statement of operations data from January 1 to August 31, 2004 have been derived from our unaudited consolidated management accounts which are not included in this prospectus. Our selected consolidated statement of operations data from September 1 to December 31, 2004 and our consolidated balance sheet data as of December 31, 2004 have been derived from our unaudited consolidated financial statements which are not included in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

We have not included financial information for the years ended December 31, 2002 and 2003, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2005 and 2006, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

For a description of our selected unaudited consolidated financial results for the three months ended September 30, 2007, see “Recent Developments.”

	Predecessor	VanceInfo
	Period from January 1 to August 31, 2004	Period from September 1 to December 31, 2004	For the Year Ended December 31,			For the Six Months Ended June 30,
			2004 (Combined)(1)	2005	2006	2006	2007
	(in $ thousands, except percentage, share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	4,851	3,312	8,163	15,481	29,051	11,118	25,398
Cost of revenues(2)	(2,566)	(1,980)	(4,546)	(9,125)	(17,961)	(6,983)	(15,671)

Gross profit	2,285	1,332	3,617	6,356	11,090	4,135	9,727

General and administrative expenses(2)	(941)	(1,128)	(2,069)	(3,026)	(6,140)	(2,356)	(5,393)
Selling and marketing expenses(2)	(70)	(68)	(138)	(270)	(681)	(252)	(780)

Total operating expenses	(1,011)	(1,196)	(2,207)	(3,296)	(6,821)	(2,608)	(6,173)

Government subsidies	–	–	–	102	54	50	21

Income from operations	1,274	136	1,410	3,162	4,323	1,577	3,575
Interest income	–	–	–	148	592	163	429
Interest expense	(8)	(13)	(21)	(17)	(4)	–	–
Exchange differences	–	–	–	(32)	(93)	(3)	(193)
Change in fair value of the warrants	–	–	–	–	(405)	(67)	(127)

Income before income taxes and minority interest	1,266	123	1,389	3,261	4,413	1,670	3,684
Income tax expense	(186)	(81)	(267)	(2)	(2)	(1)	(91)

Income before minority interest	1,080	42	1,122	3,259	4,411	1,669	3,593
Minority interest in net income of consolidated subsidiary	–	–	–	(24)	(35)	19	(38)

Net income	1,080	42	1,122	3,235	4,376	1,688	3,555
Deemed dividend on Series A convertible redeemable preferred shares accretion of redemption premium	–	–	–	(462)	(611)	(297)	(320)

Income attributable to holders of ordinary shares	1,080	42	1,122	2,773	3,765	1,391	3,235

Income per share:
Basic—ordinary share	–	0.00	–	0.13	0.08	0.04	0.07
Basic—Series A convertible redeemable preferred share	–	–	–	0.29	0.24	0.12	0.15
Basic—Series B-1 convertible redeemable preferred share	–	–	–	–	0.25	0.12	0.16
Basic—Series B-2 convertible redeemable preferred share	–	–	–	–	0.33	0.16	0.20
Diluted—ordinary share	–	0.00	–	0.13	0.07	0.04	0.06
Income per ADS:
Basic
Diluted
Weighted average shares used in calculating net income per share:
Basic—ordinary share	–	5,169,710	–	11,530,684	9,605,507	10,513,346	9,759,935
Basic—Series A convertible redeemable preferred share	–	–	–	5,838,288	7,175,000	7,175,000	7,164,724
Basic—Series B-1 convertible redeemable preferred share	–	–	–	–	1,998,795	991,160	2,990,000
Basic—Series B-2 convertible redeemable preferred share	–	–	–	–	4,265,112	2,114,979	6,380,188
Diluted—ordinary share	–	5,169,710	–	11,530,684	10,205,449	10,829,887	11,047,626
Pro forma income per ordinary share(3):
Basic	–	0.00	–	0.19	0.20	0.08	0.13
Diluted	–	0.00	–	0.19	0.19	0.08	0.13
Other Consolidated Financial Data
Gross margin(4)	47.1%	40.2%	44.3%	41.1%	38.2%	37.2%	38.3%
Operating margin(5)	26.3	4.1	17.3	20.4	14.9	14.2	14.1
Net margin(6)	22.3	1.3	13.7	20.9	15.1	15.2	14.0

(1)	The 2004 full-year financial data presented in this section are the combination of the data for the period from January 1 to August 31, 2004 and the period from September 1 to December 31, 2004. This aggregation of the results for certain periods should not be construed as a measure of performance in conformity with U.S. GAAP because:

•	the earnings of our predecessor for the period from January 1 to August 31, 2004 have been determined using the historical cost method; and

•	the earnings of VanceInfo from September 1 to December 31, 2004 have been determined using the purchase accounting method in accordance with SFAS No. 141.

Nevertheless, although the presentation of the combined full year financial data for the year ended December 31, 2004 is not in accordance with U.S. GAAP, we believe that this combination is useful and can provide users with a more complete understanding of our results of operations from year to year.

(2)	Includes share-based compensation expenses as follows:

	Predecessor	VanceInfo
	Period from January 1 to August 31, 2004	Period from September 1 to December 31, 2004	For the Year Ended December 31,			For the Six Months Ended June 30
			2004 (Combined)	2005	2006	2006	2007
	(in $ thousands)
Share-based compensation expenses included in:
Cost of revenues	–	–	–	–	(45)	(22)	(37)
General and administrative expenses	–	(297)	(297)	(67)	(632)	(308)	(402)
Selling and marketing expenses	–	–	–	–	(36)	(17)	(20)

(3)	Pro forma basic and diluted net income per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the year plus the number of ordinary shares resulting from the assumed exercise of all outstanding warrants and the assumed conversion of the outstanding Series A, Series B-1, Series B-2 and Series B-3 convertible preferred shares upon the closing of this offering.

(4)	Gross margin represents gross profit as a percentage of net revenues.

(5)	Operating margin represents income from operations as a percentage of net revenues.

(6)	Net margin represents net income as a percentage of net revenues.

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	(in $ thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	721	4,437	20,565	15,697
Total assets	5,853	15,700	42,044	55,282
Total liabilities	2,382	2,171	5,583	10,841
Series A convertible redeemable preferred shares	–	7,226	7,837	8,127
Series B-1 convertible redeemable preferred shares	–	–	6,246	6,246
Series B-2 convertible redeemable preferred shares	–	–	17,565	17,565
Shareholders’ equity	3,359	6,165	4,640	11,860
Total liabilities, minority interest, convertible redeemable preferred shares and shareholders’ equity	5,853	15,700	42,044	55,282

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are an IT service provider and one of the leading offshore software development companies in China. We deliver a comprehensive range of IT services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. Our IT services include R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in the United States, Europe, Japan and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail and distribution. We have a team of over 3,000 professionals as of October 31, 2007 and operate a number of CDCs, and also deliver our services at clients’ facilities or via our offices in major cities across China. Our net revenues grew from US$8.2 million in 2004 to US$29.1 million in 2006, representing a CAGR of 88.6%. Our net income grew from US$1.1 million in 2004 to US$4.4 million in 2006, representing a CAGR of 97.5%. For the six months ended June 30, 2007, we generated net revenues of US$25.4 million and net income of US$3.6 million, representing a 128.5% increase and a 110.6% increase from our net revenues of US$11.1 million and net income of US$1.7 million for the six months ended June 30, 2006, respectively.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations are:

•	the overall economic growth in our principal geographic markets, which may affect market demand for offshore IT services;

•	the quality and portfolio of our service lines and industry expertise compared with those of our competitors;

•	the billing rates and utilization rates of our professionals, our compensation and benefit expenses and other operating costs and expenses;

•	the availability of a large talent pool in China and supply of qualified professionals; and

•	the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT services industry.

Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including service lines, clients, geographic markets and delivery locations. We manage and market our business according to our service lines and industry practices. Our IT services include R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in the United States, Europe, Japan and China.

Net Revenues

Our net revenues are net of business tax and other sales tax. In recent years, we have experienced rapid growth and significantly expanded our business. Our net revenues grew by 87.7% to US$29.1 million in 2006 from

US$15.5 million in 2005. Our net revenues grew by 128.5% to US$25.4 million in the six months ended June 30, 2007 from US$11.1 million in the six months ended June 30, 2006.

We discuss below the breakdown of our net revenues by service lines, clients, geographic markets and delivery locations.

Net Revenues by Service Lines

We derive net revenues from the provision of our IT services, including R&D services, enterprise solutions, ADM, quality assurance and testing, and globalization and localization.

Set forth below is our net revenue breakdown by service lines for the periods indicated:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2005		2006		2006		2007
	(in $ thousands, except percentages)
R&D services	9,178	59.3%	18,266	62.9%	6,561	59.0%	15,719	61.9%
Enterprise solutions	239	1.5	2,163	7.4	677	6.1	2,259	8.9
ADM	1,643	10.6	2,328	8.1	915	8.2	3,206	12.6
Quality assurance and testing	1,734	11.2	3,208	11.0	1,462	13.2	2,281	9.0
Globalization and localization	2,687	17.4	3,086	10.6	1,503	13.5	1,933	7.6

Total net revenues	15,481	100.0%	29,051	100.0%	11,118	100.0%	25,398	100.0%

R&D services have accounted for a majority of our net revenues in recent years. We focus on growing our business in high-margin service lines and service lines that present high-margin potential. For example, our net revenues from enterprise solutions increased significantly from US$0.2 million in 2005 to US$2.2 million in 2006 and from US$0.7 million in the six months ended June 30, 2006 to US$2.3 million in the six months ended June 30, 2007 as we increased our efforts in this service line. Our net revenues from quality assurance and testing and globalization and localization services also increased in absolute numbers, but decreased as a percentage of our total net revenues, as the growth in our net revenues from R&D services and enterprise solutions outpaced the increase in our net revenues from these service lines.

Net Revenues by Clients

We have achieved strong revenue growth by focusing on select, long-term client relationships that we refer to as strategic accounts. Currently, our strategic accounts include Citibank, IBM, Microsoft and TIBCO, and we commenced our relationships with them in 2003, 1995, 1997 and 2005, respectively, and we have steadily expanded our service offerings to these clients since then. Net revenues from these clients grew from US$10.6 million, or 68.2% of our total net revenues, in 2005, to US$19.0 million, or 65.5% of our total net revenues, in 2006. Net revenues from the same clients grew from US$7.6 million, or 68.1% of our total net revenues, in the six months ended June 30, 2006, to US$14.1 million, or 55.6% of our total net revenues, in the six months ended June 30, 2007. Shanghai Solutions, which we acquired in 2007, carried out its first engagement for NEC System Technologies Inc., or NEC System, in 2004, and we have maintained this relationship after the acquisition.

As illustrated in the table below, a significant proportion of our net revenues has been derived from a limited number of clients. Microsoft and IBM, our top two clients, each accounted for over 20% of our net revenues in 2005 and 2006. In the six months ended June 30, 2007, one of these clients accounted for over 20% and the other accounted for over 15% of our net revenues. In the aggregate, these two clients accounted for approximately

57.8%, 53.1% and 40.5% of our net revenues for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, respectively. We initially developed relationships with certain divisions of Microsoft and IBM, based on which we have cross-sold our wide range of services to their other departments and regional offices. The increases in net revenues from Microsoft and IBM were primarily attributable to cross-selling and enhanced relationships.

In recent years, we have been diversifying our client base by implementing various initiatives, including adding new strategic accounts, expanding our industry practices and increasing our service lines. The number of our clients increased significantly from 66 for 2004 to 187 for the nine months ended September 30, 2007. The percentage of our net revenues derived from our top five clients decreased from 77.8% in 2005 to 69.3% in 2006 and 59.9% in the six months ended June 30, 2007. The percentage of our net revenues derived from our top ten clients decreased from 83.9% in 2005 to 79.7% in 2006 and to 73.2% in the six months ended June 30, 2007. We expect that this trend toward greater client diversification will continue.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2005		2006		2006		2007
	(in $ thousands, except percentages)
Microsoft and IBM	8,953	57.8%	15,418	53.1%	6,047	54.4%	10,296	40.5%
Top five clients	12,037	77.8	20,143	69.3	8,113	73.0	15,226	59.9
Top 10 clients	12,993	83.9	23,167	79.7	9,234	83.1	18,585	73.2

The volume of work we perform for specific clients is likely to vary from year to year, as we typically are not their exclusive external IT service provider. Accordingly, a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.

Net Revenues by Geographic Markets

We record our net revenues based on the geographic regions in which the headquarters of our clients are located irrespective of the location of the specific client entity which we serve or the locations at which our services are delivered or the invoice is rendered. We classify our net revenues primarily into four geographic markets: the United States, Europe, Japan and China. We typically provide IT services to our clients to enhance and facilitate their operations in China. As the table below illustrates, a significant portion of our net revenues is derived from clients headquartered in the United States.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2005		2006		2006		2007
	(in $ thousands, except percentages)
United States(1)	13,325	86.1%	24,717	85.1%	9,560	86.0%	19,733	77.7%
Europe(1)	337	2.2	714	2.5	336	3.0	1,843	7.3
Japan(1)	1,040	6.7	1,548	5.3	672	6.1	1,837	7.2
China(1)	718	4.6	2,065	7.1	547	4.9	1,958	7.7
Others	61	0.4	7	0.0	3	0.0	27	0.1

Total net revenues	15,481	100.0%	29,051	100.0%	11,118	100.0%	25,398	100.0%

(1)	Countries or regions where the headquarters of our clients are located.

While we expect that a substantial majority of our net revenues will continue to be derived from strategic clients headquartered in the United States, we expect that, as a result of our recent acquisitions of Shanghai Solutions and Megainfo, we will derive an increasing portion of our net revenues from clients headquartered in Japan.

Net Revenues by Delivery Locations

We derive a majority of our net revenues from our IT services delivered in China, or offshore services. We also derive a portion of our net revenues from our services delivered on our clients’ or their customers’ premises abroad, or overseas onsite services. Set forth below is our net revenues breakdown by offshore and overseas onsite services for the periods indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2005		2006		2006		2007
	(in $ thousands, except percentages)
Offshore services	14,728	95.1%	27,025	93.0%	10,407	93.6%	23,887	94.1%
Overseas onsite services	753	4.9	2,026	7.0	711	6.4	1,511	5.9

Total net revenues	15,481	100.0%	29,051	100.0%	11,118	100.0%	25,398	100.0%

We measure our service efforts that can be billed to clients in units of billed man-months or billed man-hours. We have not experienced significant changes in our billing rates since 2004. Some of our larger clients receive reduced pricing through volume rebates. Consistent with the general practice of our industry, services performed at a client site outside China typically generate higher revenues per professional, but a lower gross margin, than the same services performed in China. These differences are attributable to the higher billing rates, offset by the higher compensation and benefit expenses, in the United States, Japan and other countries in which work is performed as compared to China. Recently, the percentages of our net revenues derived from offshore and overseas onsite services have stayed relatively stable. We do not expect that the mix of our offshore and overseas onsite net revenues will change significantly in the near future. We expect that our overall number of professionals will increase as we add employees for both offshore and overseas onsite work.

Cost of Revenues

Cost of revenues represented 58.9% and 61.8% of our net revenues for the years ended December 31, 2005 and 2006, respectively. Cost of revenues represented 62.8% and 61.7% of our net revenues for the six months ended June 30, 2006 and 2007, respectively. Our cost of revenues largely consists of compensation and benefit expenses of our professionals, including share-based compensation expenses, subcontracting costs, travel expenses, depreciation expenses relating to computers and equipment used by our professionals, telecommunications expenses and office expenses.

The principal component of our cost of revenues is the compensation and benefit expenses of our professionals. A majority of our professionals are located in China, where labor costs in the IT services industry are relatively low. In 2006, our compensation and benefit expenses were US$13.8 million, compared to US$6.8 million in 2005. In the six months ended June 30, 2007, our compensation and benefit expenses were US$11.8 million, compared to US$5.5 million in the six months ended June 30, 2006. As wages in China continue to increase, we may experience increases in our compensation and benefit expenses, particularly expenses for project managers and other mid-level professionals. To control our compensation cost, we will continue to recruit professionals from outside the major cities in China where compensation tends to be lower. We seek to maintain compensation levels in accordance with prevailing trends in our industry in China.

The utilization rates of our professionals also affect our gross profits. We define professionals’ utilization rate as the proportion of total billed man-months or man-hours to total available man-months or man-hours, including professionals in training, during holidays and on vacation. We manage utilization by monitoring project requirements and timetables. The number of professionals assigned to a project varies according to the size, complexity, duration and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower professional utilization resulting from a higher than expected number of unassigned professionals. In addition, we do not fully utilize our professionals when they are enrolled in training programs.

Our subcontractor cost includes expenses we incur for hiring subcontractors and freelancers from time to time. We use subcontractors and freelancers primarily to perform short-term assignments in certain specialty areas in connection with large projects. In 2006, we incurred subcontracting cost of US$2.0 million, compared to US$1.1 million in 2005. In the six months ended June 30, 2007, our subcontracting cost was US$1.8 million, compared to US$0.7 million in the six months ended June 30, 2006.

We incur travel expenses primarily due to our professionals’ traveling to perform onsite work for projects. In 2006, our travel expenses were US$1.2 million, compared to US$0.5 million in 2005. In the six months ended June 30, 2007, our travel expenses were US$1.4 million, compared to US$0.4 million in the six months ended June 30, 2006. We expect our travel expenses to increase as our overseas onsite services and enterprise solutions services provided to domestic clients grow. We plan to explore opportunities to establish additional overseas delivery offices and expand into second-tier cities in China according to market demand and client preferences, which will also increase our professionals’ travel expenses overseas and in China.

We expect our cost of revenues to increase in line with the growth of our business.

Operating Expenses

General and Administrative Expenses

General and administrative expenses represented 19.5% and 21.1% of our net revenues for the years ended December 31, 2005 and 2006, respectively. General and administrative expenses represented 21.2% and 21.2% of our net revenues in the six months ended June 30, 2006 and 2007, respectively. General and administrative expenses consist primarily of compensation and benefit expenses, including share-based compensation expenses, relating to personnel other than professionals and our business development team, rental expenses, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees and other miscellaneous administrative costs. Depreciation and amortization expenses as a component of general and administrative expenses excluded those included in the cost of revenues and selling and marketing expenses. We expect our general and administrative expenses to increase as we hire additional personnel and otherwise incur additional expenses to support our operations as a public company, including compliance-related costs.

Selling and Marketing Expenses

Selling and marketing expenses represented 1.7% and 2.3% of our net revenues for the years ended December 31, 2005 and 2006, respectively. Selling and marketing expenses represented 2.3% and 3.1% of our net revenues in the six months ended June 30, 2006 and 2007, respectively. Selling and marketing expenses consist primarily of compensation and benefit expenses relating to our business development and marketing personnel, including share-based compensation expenses, travel expenses, advertising expenses, selling and marketing-related office expenses and amortization expenses. Amortization expenses as a component of selling and marketing expenses include amortization of customer base and relationships and contract backlog acquired from business combinations. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, hire additional sales personnel, target new markets, establish new sales offices both in China and overseas and initiate additional marketing programs to further build our brand.

Share-based Compensation Expenses

We adopted our 2005 Stock Plan in November 2005 and amended the plan in April 2006 to increase the total number of ordinary shares underlying the options issuable under the plan. We granted options to purchase up to 4,411,286 ordinary shares to our directors, officers and other employees in 2006 and in the six months ended June 30, 2007. As of June 30, 2007, there were 4,217,726 ordinary shares issuable upon exercise of outstanding options under our 2005 Stock Plan, as amended. We recorded share-based compensation expenses for the fair value of options at the grant dates and recognized such share-based compensation expenses using a graded-vesting attribution method over the vesting period of the options.

A shareholder of Button Software Ltd., one of our principal shareholders, entered into agreements to transfer 50,000 ordinary shares of Button Software Ltd. held by him for US$0.24 per share to each of two of our executives on September 9, 2005 and October 3, 2005, respectively. These 100,000 ordinary shares of Button Software Ltd. represented 112,700 ordinary shares of our company, and the transfer prices represented an equivalent of US$0.21 for each of our ordinary shares. However, we determined that the fair value of our ordinary shares was US$0.81 per share after considering a number of factors, including the valuation result of a third-party appraisal by American Appraisal China Limited on September 9, 2005. We recorded share-based compensation of $67,000 for the excess of the fair value of the shares over the consideration. As we believed that there was no material change in our operations in the short period between September 9, 2005 and October 3, 2005 that would materially impact the fair value of our ordinary shares, US$0.81 was applied in determining the amounts of share-based compensation.

The amounts of these share-based compensation expenses are set forth below:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2005	2006	2006	2007
	(in $ thousands)
Share-based compensation expenses:
Cost of revenues	–	45	22	37
General and administrative expenses	67	632	308	402
Selling and marketing expenses	–	36	17	20

Total	67	713	347	459

As of June 30, 2007, the unamortized compensation expenses in connection with our outstanding options were US$1.4 million. This amount does not include share-based compensation expenses for our options granted after June 30, 2007.

Government Subsidies

Government subsidies primarily relate to subsidies received from the PRC local government for meeting the conditions required by various incentive policies, such as our office location in the Haidian district in Beijing and our passing certain technological certification. Our continued eligibility for such subsidies is subject to the discretion of the PRC local government. Moreover, the PRC central government or local government could determine at any time to immediately eliminate or reduce these government subsidies. Upon expiration of these government subsidies, we will consider available options, in accordance with applicable laws, that would enable us to qualify for further government subsidies to the extent they are then available to us.

Taxes

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, payment of dividends by the Company is not subject to withholding tax in the Cayman Islands.

PRC Enterprise Income Tax, or EIT

PRC EIT is generally assessed at the rate of 33% of taxable income. Under current PRC rules and policies, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Industry Development

Pilot Zone is entitled to a preferential EIT rate of 15% and is further entitled to a three-year EIT exemption from either its first year of operation or, if it is incorporated in the second half of a calendar year, its second year of operation if so selected, and a 50% reduction of its applicable EIT rate for the succeeding three years.

VanceInfo Beijing, Prosoft and ITC, are currently qualified as “high and new technology enterprises” located in the Beijing New Industry Development Pilot Zone, and enjoying preferential tax treatment as a result of this status. VanceInfo Beijing was incorporated in the second half of 2004, and has elected to be exempted from EIT from 2005 to 2007 and be subject to a 7.5% EIT rate from 2008 to 2010. Prosoft and ITC were both incorporated in June 2004, and have been entitled to be exempted from EIT from 2004 to 2006 and to be subject to a 7.5% EIT rate from 2007 to 2009.

In addition, under the current PRC rules and policies, an enterprise qualified as a “software enterprise” is entitled to an exemption from EIT for the first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. Shanghai Solutions, one of our subsidiaries, was incorporated in 2002 and was recognized as a “software enterprise” in 2003, therefore, it was entitled to be exempted from EIT in 2003 and 2004, and has been subject to a 16.5% EIT rate from 2005 to 2007. Furthermore, Shanghai Solutions was recognized as a “key software enterprise under the State plan” in 2006, which entitled it to a 10% preferential income tax rate in 2007. However, all the above qualifications are subject to an annual assessment by the relevant government authority in China. There is no assurance that our subsidiaries will continue to meet the qualifications or that the relevant government authority will not revoke the company’s “high and new technology enterprise,” “software enterprise” or “key software enterprise under the State plan” statuses.

Megainfo was incorporated in 2001, and it was recognized as a “software enterprise” in 2001. Therefore, it was exempted from EIT from 2002 to 2003 and was subject to an 18% EIT rate from 2004 to 2006. Since 2007, a 33% EIT has been applicable to Megainfo.

Chosen was incorporated in 2006 and is subject to a 33% EIT.

On March 16, 2007, the National People’s Congress of China enacted a new EIT law, under which foreign invested enterprises, or FIEs, such as VanceInfo Beijing, and Chinese domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or that conduct business in encouraged sectors, whether FIEs or domestic companies. The new tax law will become effective on January 1, 2008. Under the new tax law, enterprises that had been established and already enjoyed preferential tax treatment prior to March 16, 2007 will continue to enjoy it subject to the following qualifications: (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of a preferential tax exemption or reduction for a specified term, until the expiration of such term. The new tax law does not define “high and new technology enterprises strongly supported by the State,” nor does it specify which encouraged sectors will be eligible for preferential tax treatment. Because the detailed implementing rules for the new tax law have not yet been promulgated, we cannot assure you that VanceInfo Beijing, Prosoft, ITC and Shanghai Solutions will be classified as “high and new technology enterprises strongly supported by the State” or an enterprise that conducts business in encouraged sectors, and therefore will be able to enjoy a preferential EIT rate after the transition period expires.

PRC Business Tax

Taxpayers providing taxable services in China are required to pay a business tax at a statutory tax rate of 5% of their revenues. According to applicable tax rules, each of VanceInfo Beijing, Prosoft, ITC, Shanghai Solutions and Megainfo is exempt from business tax with respect to the technology development services that they engage in that fall within the definition of technology development business.

Minority Interest

In 2005 and 2006, we held a 51% equity interest in Worksoft Japan. Minority interest in 2005 and 2006 represented minority shareholders’ share of the net income of Worksoft Japan. We subsequently acquired an additional 48.99% equity interest in Worksoft Japan and a 75% equity interest in Shanghai Solutions in May 2007. Minority interest in the six months ended June 30, 2007 represented minority shareholders’ share of the net income of Shanghai Solutions and Worksoft Japan.

Deemed Dividends

We issued our Series A preferred shares in November 2005. The Series A preferred shares, unless previously converted, are redeemable at a premium at the option of the holders 60 days after we have redeemed our Series B preferred shares. We recognized accretion to the redemption value of our Series A preferred shares as deemed dividends for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, respectively.

Critical Accounting Policies

Our consolidated financial information has been prepared in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, and revenue and expenses in the financial statements and accompanying notes. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of those policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. We believe that the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Revenue recognition

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

We derive revenues from provision of IT services. The majority of our contracts are for the provision of services performed on a time-and-material basis. Revenues from this type of contracts are recognized as billable services are rendered. The client is billed for related services based on pre-agreed billing rates. There are no significant assumptions related to time-and-material arrangements.

The remaining revenues are earned from fixed-price contracts. Fixed-price contracts require us to perform services throughout the contractual period, which is generally less than one year. Revenues from fixed-price contracts are generally recognized using a proportional performance method. The use of this method requires management to exercise judgment and careful consideration. Our contracts refer to milestones related to the completion of specific tasks such as planning documentation and testing reports. We estimate the man-hours required to achieve each of these milestones and, when the milestone is achieved, we recognize a proportion of the total revenue under the contract based on the hours incurred in achieving that milestone against our latest estimate of the total man-hours to be incurred to complete the contract.

Some of our contracts with customers include provision for inspection, test, acceptance or rejection in accordance with the acceptance or completion criteria as specified in the relevant SOW and/or work authorization. We do not believe that there is uncertainty about customer acceptance once the services have been rendered. We are able to reliably demonstrate that the criteria specified in the acceptance provisions and all other revenue recognition criteria are met prior to formal customer sign-off. We believe that we would be successful in enforcing a claim for payment even in the absence of formal sign-off.

We do not enter into maintenance service arrangements for our fixed-price contracts. For our time-and-material contracts, we may render initial development and maintenance services, typically for a period of less than one year and are subject to the terms of the master agreement which fixes the billing rates for man-hours based on level of experience of the engineers regardless of the type of engaged services.

Reimbursable out-of-pocket expenses and material costs are recognized as revenues when billed in accordance with Emerging Issues Task Force, or EITF, 01-14: Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred.

We account for volume discounts and pricing incentives to clients using the guidance of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The discount terms in our arrangements with clients generally entitle the client to discounts if the client completes a specified cumulative level of revenue transactions. The discounts are passed on to the client either as cash payments or as a reduction of payments due from the client. We have recorded the revenue rebate as reduction in revenues.

Income taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued in accordance with the FASB Statement of Financial Accounting Standard, or SFAS, No. 123(R), Share-Based Payment, and recognized as compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

Share-based payment transactions with non-employees are accounted for as share based compensation expense in accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

In 2006 and 2007, we granted options to purchase our ordinary shares to our directors, officers and employees. See “Management — Share Incentive Plans.”

The table below sets forth certain information concerning options granted to our directors, executives and employees on the dates indicated.

Grant Date	Number of Ordinary Shares Underlying Options Granted	Option Exercise Price Per Share (US$/Share)	Fair Value of Options at Date of Grant (US$/Share)	Fair value of ordinary shares (US$/Share)	Type of Valuation	Intrinsic Value(1)
January 7, 2006	512,600	0.30	1.26	1.47	Retrospective	8.20
June 6, 2006	1,296,200	0.30	0.73	0.90	Retrospective	8.20
June 10, 2006	200,000	0.97	0.51	0.90	Retrospective	7.53
September 15, 2006	386,000	1.60	0.44	0.97	Retrospective	6.90
September 19, 2006	52,900	1.60	0.44	0.97	Retrospective	6.90
November 10, 2006	12,000	1.60	0.51	1.11	*	6.90
November 16, 2006	20,000	1.60	0.52	1.12	*	6.90
December 1, 2006	32,000	1.60	0.55	1.16	Retrospective	6.90
December 29, 2006	500,000	2.00	0.53	1.23	*	6.50
February 15, 2007	275,900	3.00	0.56	1.53	*	5.50
March 16, 2007	501,670	3.50	0.60	1.71	Retrospective	5.00
April 1, 2007	103,701	4.00	0.55	1.71	Retrospective	4.50
April 15, 2007	280,905	4.00	0.58	1.77	*	4.50
June 1, 2007	162,410	5.00	0.25	1.99	Retrospective	3.50
June 30, 2007	75,000	5.50	0.42	2.60	*	3.00
July 31, 2007	294,600	6.00	0.60	3.21	Retrospective	2.50
August 31, 2007	68,964	7.50	0.64	3.90	*	1.00
September 30, 2007	267,900	8.50	0.81	4.59	Contemporaneous	0.00
October 31, 2007	372,000	9.00	1.61	6.39	**	0.00
November 20, 2007(2)	55,000	9.50	2.19	7.55	**	0.00

(1)	Intrinsic value is determined based on the difference between the estimated initial public offering price of US$8.50 per ADS, being the midpoint of the initial offering price range shown on the cover page of this prospectus, and the exercise price of options.
(2)	All the options granted on November 20, 2007 were subsequently cancelled on November 28, 2007.
*	For the grant dates that fell between two valuation dates, we used a linear regression model to establish mathematical relationships between the two neighboring valuation dates and the fair value of our ordinary shares determined as of such valuation dates. These mathematical relationships were then used to determine the fair value of our ordinary shares on the relevant grant dates.
**	We used a linear regression model to establish mathematical relationships between (i) September 30, 2007 and December 15, 2007, the expected commencement date of this offering, and (ii) US$4.59, the fair value of our ordinary shares as of September 30, 2007, and US$9.00, the preliminary indicative price range of this offering estimated as of October 31, 2007. These mathematical relationships were then used to determine the fair value of our ordinary shares on October 31, 2007 and November 20, 2007.

In addition, on November 28, 2007, we granted options to purchase 65,000 shares of our ordinary shares at an exercise price of US$9.00 per share. We have not yet determined the fair value of the ordinary shares underlying the options we granted on such date or the fair value of these options.

We have engaged American Appraisal China Limited, or AAC, an independent third-party appraisal firm, to assist us in determining the fair value of our ordinary shares and our stock options as of the following grant dates: January 7, 2006, June 6, 2006, September 15, 2006, December 1, 2006, March 16, 2007, June 1, 2007, July 31, 2007 and September 30, 2007.

AAC used a combination of (i) the discounted cash flow, or DCF, method of the income approach and (ii) the market approach, to assess the fair value of the ordinary shares underlying the options we granted in 2006 and 2007.

AAC believed that both the DCF method and the market approach are appropriate in appraising our equity value. In addition, AAC did not believe that one approach is more appropriate than the other. Therefore, both approaches were evaluated and weighted.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

The major assumptions used in calculating the fair value of ordinary shares include:

•

Weighting of DCF and market multiples. AAC assigned a 55% weight to the DCF approach and 45% weight to the market multiple approach. AAC believes that the DCF approach, with a consideration of the company’s projected performance in the coming few years, would allow for more of the company specific factors to be reflected in the projections and the valuation results obtained from that approach. Thus, a relatively high weight of 55% is applied to results obtained from DCF approach.

•

Weighted average cost of capital, or WACC. WACCs of between 15% and 28% were used. The WACC used decreased from 28% in January 2006 to 15% in September 2007. The change in WACC was the combined result of the changes in the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

•

Comparable companies. In deriving discount rates and market multiples, AAC selected several companies in the software outsourcing industry publicly traded on securities markets for reference as our comparable companies.

•

Capital market valuation multiples. AAC obtained and assessed updated capital market data of selected comparable companies and used multiples of enterprise value to revenue, or EV/Revenue, enterprise value to earnings before interest, taxes, depreciation and amortization, or EV/EBITDA, and enterprise value to earnings before interest and taxes, or EV/EBIT, for its valuations.

•

Discount for lack of marketability, or DLOM. AAC quantified DLOM using the Black-Scholes option-pricing model. Under this method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. The nearer the valuation date is to an expected initial public offering, the lower the DLOM. DLOMs of between 21% in January 2006 and 9% in September 2007 were used in AAC’s valuations.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts developed by us. The assumptions used in deriving the fair values were consistent with our business plan at the time of each valuation. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates to estimated cash flows, which decreased from 28% in January 2006 to 15% in September 2007.

Under the market approach, different value measures and market multiples of comparable companies were calculated and analyzed to induce a series of multiples that were considered representative of the industry average. The market multiples were then adjusted based on our growth rate, business risks and profitability. Thereafter, the adjusted multiples were applied to our performance indicators to determine our value on a minority basis. AAC specifically applied the financial ratios of EV/Revenue, EV/EBITDA and EV/EBIT in arriving at an indicative value of our company under the market approach.

AAC used the option-pricing method to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. AAC estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

For the June 6, 2006 grant, we have attributed to the ordinary shares underlying the options a fair value of US$0.90 per share, representing a 38.8% decrease compared to a fair value of US$1.47 per share for the January 2006 grant, as we sold Series B-1 and B-2 preferred shares to a group of investors and, concurrently, warrants to purchase Series B-3 preferred shares were granted by us to these investors. The proceeds we received from this private placement were US$25.1 million, and our total equity value increased to approximately US$53.3 million in June 2006. AAC adopted an allocation model to allocate the total equity value of our company into different classes of shares to come up with the fair value for each class of shares. As Series B-1 and B-2 preferred shares were issued in May 2006 with rights, privileges and preferences that ordinary shares are not entitled to, the dilution effect of the Series B-1 and B-2 preferred shares reduced the fair value of our ordinary shares to US$0.90 per share in May 2006. However, this effect was temporary as the injection of the funds contributed to our growth and benefited all classes of shares in the long term.

The determined fair value of the ordinary shares underlying the options increased from US$0.90 per share for the June 6, 2006 grants to US$3.21 per share for July 31, 2007 grants. We believe the increase in the fair value of ordinary shares in this period is primarily attributable to the following factors:

•	the overall economic growth in our principal geographic markets led to an increased market demand for our IT services;

•	we ramped up new services lines such as enterprise solutions;

•	we completed a number of acquisitions since September 2006, which further strengthened our service lines and industry expertise;

•	we experienced a 76.4% increase in net revenues from US$5.9 million for the second quarter of 2006 to US$10.4 million for the first quarter of 2007;

•

due to the increased likelihood of marketability of our ordinary shares as a result of this pending offering, DLOM decreased from 21% for the June 6, 2006 valuation to 9% for the July 31, 2007 valuation.

The fair value of the ordinary shares underlying the options increased from US$3.21 per share for the July 31, 2007 grants to US$4.59 per share for September 30, 2007 grants. We believe the increase in the fair value of the ordinary shares during this period was primarily attributable to the following factors:

•	We made our first confidential submission with respect to this offering to the Securities and Exchange Commission in August 2007, and hence the probability of a successful offering increased.

•

We completed the acquisition of Chosen, an IT services provider primarily focusing on SAP consulting and implementation services, on July 31, 2007. This transaction helped to further expand our capabilities in the enterprise solutions service line and improved our competitive position in capturing the market potential presented by the fast-growing enterprise solutions business.

•

In September 2007, we further strengthened our U.S. sales team by hiring our vice president of sales, Mr. Ravi Ramachandran, who has over 10 years of experience in selling offshore IT services to U.S. clients, and two other highly experienced sales professionals based on the West Coast of the United States.

Since September 30, 2007, a number of events have occurred, which has significantly affected the valuation of our ordinary shares, including the following:

•

We have made significant progress toward converting some new customers into strategic accounts through successful completion of pilot projects or start-up phase. For instance, in October 2007, we started to operate two new CDCs for two clients in the technology industry.

•

In October 2007, our TIBCO CDC started operations after relocating to a new facility and doubling its space. With the enhanced capacities and additional professionals we hired after the relocation, the TIBCO CDC is able to provide consulting and implementation services in addition to the R&D services.

•

We have further benefited from synergies from our acquisitions. For example, we completed the restructuring of our Japanese business unit in October 2007 by integrating various resources of our acquired businesses, so that our office in Japan now focuses on sales and marketing, while our China-based team now focuses on service deliveries. With our streamlined delivery capabilities and integrated sales force, we have successfully expanded our service offerings to Japanese-headquartered clients. For example, through the joint efforts of the overseas onsite and offshore teams, we established a relationship with one of the most sought after IT outsourcing clients in Japan and began to build a dedicated service facility for the client in October 2007.

•

We have appointed an independent director and confirmed the appointment of another independent director who will take up his directorship immediately prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, which we believe contributed to the enhancement of our corporate governance.

Since October 31, 2007, a number of events have occurred, which has significantly affected the valuation of our ordinary shares, including the following:

•	In November 2007, we started to operate one additional CDC for a client in the technology industry after successful completion of pilot projects.

•

We made progress in opening our first office in Southeast Asia by signing a lease for the facilities in November 2007. This new office will focus on enterprise solutions services and further strengthen our delivery capabilities.

•

We confirmed, in November 2007, the appointment of our internal audit director, who is experienced in internal control processes and compliance with Section 404 of the Sarbanes-Oxley Act. He will begin working in January 2008, which we believe will contribute to the enhancement of our internal control.

•	We made our first public filing with the Securities and Exchange Commission with respect to this offering in November 2007, and the probability of a successful offering further increased.

The Black-Scholes-option pricing model is used to determine the fair value of the options to purchase our ordinary shares. As we did not have historical share option exercise experience, we estimated the expected term as the average between the vesting term of the options and the original contractual term. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options. The risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options. The dividend yield was estimated by us based on its expected dividend policy over the expected term of the options. We are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments.

There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

Financing instruments

We have determined that our convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, we have used the two-class method of computing net income per share for ordinary and preferred shares according to participation rights in undistributed earnings. Significant assumptions have been made related to the point in time recognition may impact net income per share.

In April 2006, in connection with our issuance of Series B-1 and B-2 shares, we issued warrants to all holders of Series B-1 and B-2 preferred shares to purchase up to an aggregate amount of US$2 million of our Series B-3 preferred shares at the exercise price of US$2.8996 per share. The warrants are exercisable upon issuance by cash or by net exercise. The warrants will expire upon the closing of this offering.

We have determined that the warrants are a liability under FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” because the exercise of the warrants will result in the delivery of redeemable preferred shares. The fair values of the warrants were determined using the Black-Scholes option pricing model. Significant assumptions including dividend yield and expected volatility were used in determining the fair value of the warrants. The assumptions used in calculating the fair value of warrants represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, the change in fair value of the warrants included in the consolidated statement of operations could be materially different in the future.

Accounts receivable

Our accounts receivable as of December 31, 2005 and 2006 were US$5.8 million and US$11.8 million, respectively. Our days of sales outstanding in 2005 and 2006 were 104 and 107 days, respectively. Our accounts receivable as of June 30, 2007 was US$18.0 million. Our days of sales outstanding in the six months ended June 30, 2007 was 103. We define our days of sales outstanding as the ratio of the average accounts receivable to revenues in a year, multiplied by 365.

We conduct credit evaluations of clients and generally do not require collateral or other security from our clients.

We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. The amount of receivables ultimately not collected by us has generally been consistent with our expectations and the allowance established for doubtful accounts. In 2005 and 2006, the provision made for doubtful accounts was US$52,000 and US$53,000, respectively. If the frequency and amount of customer defaults change due to our clients’ financial condition or general economic conditions, our allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowances for accounts where collection may be in doubt. In the six months ended June 30, 2006 and 2007, the provision made for doubtful accounts was US$53,000 and US$0.1 million, respectively.

The following table presents a profile of our accounts receivable in terms of days for which accounts receivable were outstanding:

	As of December 31,		As of June 30,
	2005	2006	2007
	( in $ thousands)
Period in days
0-90	5,443	11,482	17,161
91-180	308	179	631
More than 180	75	207	300

Total	5,826	11,868	18,092

Acquisitions and Goodwill

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, we typically obtain assistance from third party valuation specialists. The valuations are based on information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Some of the more significant estimates and assumptions inherent in the goodwill impairment estimation process using the market approach include the selection of appropriate comparable companies, the determination of market value multiples for the comparable companies, the subsequent selection of an appropriate market value multiple for the business based on a comparison of the business to the comparable companies, the determination of applicable premiums and discounts based on any differences in marketability between the business and the comparable companies and, when considering the income approach, include the required rate of return used in the discounted cash flow method, which reflects capital market conditions and the specific risks associated with the business. Other estimates inherent in the income approach include long-term growth rates and cash flow forecasts for the business.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, we and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the years ended December 31, 2005 and 2006, noted two material weaknesses, one significant deficiency and other control deficiencies in our internal control over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity’s internal control over financial reporting. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

The material weaknesses identified by our independent registered public accounting firm were: (i) lack of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP accessible to accounting personnel to ensure that accounting policies and procedures are followed; and (ii) lack of dedicated resources to take responsibility for the finance and accounting function and the preparation of financial statements in compliance with U.S. GAAP. The significant deficiency identified by our independent registered public accounting firm was our lack of a qualified internal tax team that can address our income tax accounting and compliance matters from a U.S. GAAP perspective.

Following the identification of the material weaknesses, significant deficiency and other control deficiencies, we undertook certain remedial steps to address them, including hiring additional personnel with relevant experience for our finance and accounting department and providing additional accounting and financial reporting training for our existing personnel. However, the implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting that might have been identified, had we performed a formal assessment of our internal controls over financial reporting, and we cannot yet conclude that they have been fully remedied.

We plan to take additional initiatives to improve our internal control over financial reporting and disclosure controls, including: (i) developing a comprehensive accounting policies and procedures manual, making such manual readily accessible to guide the day-to-day operations of our accounting and finance personnel; (ii) hiring and training of qualified financial reporting and accounting personnel with experience in U.S. GAAP reporting; (iii) hiring additional qualified personnel with knowledge and experience to ensure our compliance with tax laws and regulations in the various jurisdictions where we operate our business; (iv) engaging an advisory firm to advise us on compliance with Section 404 of the Sarbanes-Oxley Act; and (v) hiring an internal audit manager to assist in our internal control compliance efforts. We are working to implement these measures during the remainder of 2007 and 2008, although we cannot assure you that we will complete such implementation. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments. We currently expect to incur an aggregate cost of approximately US$1.0 million in connection with our internal control compliance efforts in 2007 and 2008. However, the actual cost that we will incur may differ from our current estimate. See “Risk Factors—Risks Related to Our Business— In the course of auditing our consolidated financial statements for the two years ended December 31, 2005 and 2006, we and our auditors identified certain material weaknesses, significant deficiencies and other control deficiencies in our internal control over financial reporting; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.”

Our Selected Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the six quarters in the period from January 1, 2006 to June 30, 2007. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented. Our quarterly operating results have experienced fluctuations and may continue to fluctuate in the future. The historical quarterly results set forth below should not be relied upon as being indicative of results for any future quarters or for a full year. We have not included below our quarterly results of operations for the four quarters in 2005 because (i) such information is relatively stale compared to the quarterly results of operations disclosed below, taking into consideration our significant organic growth complemented by acquisitions in 2006 compared to 2005, and therefore we believe such information would not materially contribute to the disclosure below; and (ii) the quarterly operating results for 2005 cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	For the Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	(in $ thousands, except percentage, share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues	5,201	5,917	8,109	9,824	10,435	14,963
Cost of revenues(1)	(3,322)	(3,661)	(4,812)	(6,166)	(6,493)	(9,178)
Gross profit	1,879	2,256	3,297	3,658	3,942	5,785
General and administrative expenses(1)	(1,106)	(1,250)	(1,650)	(2,134)	(2,339)	(3,054)
Selling and marketing expenses(1)	(128)	(124)	(224)	(205)	(284)	(496)
Total operating expenses	(1,234)	(1,374)	(1,874)	(2,339)	(2,623)	(3,550)
Government subsidies	–	50	2	2	1	20
Income from operations	645	932	1,425	1,321	1,320	2,255
Interest income	15	148	171	258	210	219
Interest expense	–	–	–	(4)	–	–
Exchange differences	(6)	3	(57)	(33)	(73)	(120)
Change in fair value of the warrants	–	(67)	(159)	(179)	(41)	(86)
Net income	678	1,010	1,370	1,318	1,284	2,271
Deemed dividend on Series A convertible redeemable preferred shares—accretion of redemption premium	146	151	156	158	158	162
Income attributable to holders of ordinary shares	532	859	1,214	1,160	1,126	2,109
Other Consolidated Financial Data
Gross margin(2)	36.1%	38.1%	40.7%	37.2%	37.8%	38.7%
Operating margin(3)	12.4%	15.7%	17.6%	13.4%	12.6%	15.1%
Net margin(4)	13.0%	17.1%	16.9%	13.4%	12.3%	15.2%

(1)	Includes share-based compensation expenses as follows:

	For the Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	(in $ thousands, except percentage, share, per share and per ADS data)
Share-based compensation expenses included in:
Cost of revenues	11	11	12	11	18	19
General and administrative expenses	153	155	164	160	195	207
Selling and marketing expenses	8	9	9	10	10	10

(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents income from operations as a percentage of net revenues.
(4)	Net margin represents net income as a percentage of net revenues.

The following table presents our unaudited quarterly results of operations as a percentage of total net revenues for the six quarters ended June 30, 2007.

	For the Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
Consolidated Statement of Operations Data
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	(63.9)	(61.9)	(59.3)	(62.8)	(62.2)	(61.3)
Gross profit	36.1	38.1	40.7	37.2	37.8	38.7
General and administrative expenses	(21.3)	(21.1)	(20.3)	(21.7)	(22.4)	(20.4)
Selling and marketing expenses	(2.5)	(2.1)	(2.8)	(2.1)	(2.7)	(3.3)
Total operating expenses	(23.7)	(23.2)	(23.1)	(23.8)	(25.1)	(23.7)
Government subsidies	–	0.8	*	*	*	0.1
Income from operations	12.4	15.8	17.6	13.4	12.6	15.1
Interest income	0.3	2.5	2.1	2.6	2.0	1.5
Interest expense	–	–	–	*	–	–
Exchange differences	(0.1)	0.1	(0.7)	(0.3)	(0.7)	(0.8)
Change in fair value of the warrants	–	(1.1)	(2.0)	(1.8)	(0.4)	(0.6)
Net income	13.0	17.1	16.9	13.4	12.3	15.2
Deemed dividend on Series A convertible redeemable preferred shares—accretion of redemption premium	2.8	2.6	1.9	1.6	1.5	1.1
Income attributable to holders of ordinary shares	10.2	14.5	15.0	11.8	10.8	14.1

*	Less than 0.1%

Our operating results can fluctuate from quarter to quarter and are affected by many factors such as business volume from clients, clients’ business decisions and seasonality. Our net revenues in the first quarter of each year are relatively low compared to the other quarters, as many of our professionals take annual vacations in the first quarter together with the public holidays around the Chinese New Year’s Day resulting in decreased man-months in that quarter. Our net revenues in the third quarter are relatively high compared to the other quarters as there are fewer public holidays in China resulting in more working days and higher man-months in that quarter.

We experienced relatively high growth in net revenues in the third quarter of 2006 compared to the previous quarter primarily because of the seasonality described above. In addition to our organic growth, the 43.4% increase in our quarterly net revenues in the second quarter of 2007 compared to the previous quarter was also attributable to our acquisitions of ITC in March 2007 and Megainfo and Shanghai Solutions in May 2007 and the relatively low net revenues in the first quarter of 2007 as a result of the seasonality described above.

The growth rate of our cost of revenues for the fourth quarter of 2006 outpaced the growth rate of our net revenues in the same period, primarily because our integrated cost of revenues for the fourth quarter of 2006 increased after we acquired Prosoft in September 2006, while our utilization rate of the professionals of Prosoft was relatively low during the initial integration period.

The increases in our net income in the second and third quarters of 2006 and the second quarter of 2007 are primarily driven by our increased sales volumes in these periods. Our net income decreased in the fourth quarter of 2006 and the first quarter of 2007, as there were fewer working days in those two quarters. Furthermore, in the fourth quarter of 2006, our general and administrative expenses increased as we hired more staff in that quarter and incurred more compensation and benefit expenses and recruiting and training expenses. In the first quarter of 2007, our general and administrative expenses increased primarily due to increased compensation and benefit expenses as we hired more staff and to increased rental expenses as we entered into additional leases.

Results of Operations

The following table sets forth certain financial information derived from our consolidated financial statements under U.S. GAAP:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2005	2006	2006	2007
	(in $ thousands)
Consolidated Statement of Operations Data
Net revenues	15,481	29,051	11,118	25,398
Cost of revenues	(9,125)	(17,961)	(6,983)	(15,671)

Gross profit	6,356	11,090	4,135	9,727

General and administrative expenses	(3,026)	(6,140)	(2,356)	(5,393)
Selling and marketing expenses	(270)	(681)	(252)	(780)

Total operating expenses	(3,296)	(6,821)	(2,608)	(6,173)

Government subsidies	102	54	50	21

Income from operations	3,162	4,323	1,577	3,575
Interest income	148	592	163	429
Interest expense	(17)	(4)	–	–
Exchange differences	(32)	(93)	(3)	(193)
Change in fair value of the warrants	–	(405)	(67)	(127)

Income before income tax and minority interest	3,261	4,413	1,670	3,684
Income tax expense	(2)	(2)	(1)	(91)

Income before minority interest	3,259	4,411	1,669	3,593
Minority interest in net income of consolidated subsidiary	(24)	(35)	19	(38)

Net income	3,235	4,376	1,688	3,555
Deemed dividend on Series A convertible redeemable preferred shares — accretion of redemption premium	(462)	(611)	(297)	(320)

Income attributable to holders of ordinary shares	2,773	3,765	1,391	3,235

The following table sets forth certain financial information as a percentage of our net revenues:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2005	2006	2006	2007
Consolidated Statement of Operations Data
Net revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	(58.9)	(61.8)	(62.8)	(61.7)

Gross profit	41.1	38.2	37.2	38.3

General and administrative expenses	(19.5)	(21.1)	(21.2)	(21.2)
Selling and marketing expenses	(1.7)	(2.3)	(2.3)	(3.1)

Total operating expenses	(21.3)	(23.5)	(23.5)	(24.3)

Government subsidies	0.7	0.2	0.4	0.1

Income from operations	20.4	14.9	14.2	14.1
Interest income	1.0	2.0	1.5	1.7
Interest expense	(0.1)	*	–	–
Exchange differences	(0.2)	(0.3)	0.0	(0.8)
Change in fair value of the warrants	–	(1.4)	(0.6)	(0.5)

Income before income tax and minority interest	21.1	15.2	15.0	14.5
Income tax expense	–	–	–	0.4

Income before minority interest	21.1	15.2	15.0	14.1
Minority interest in net income of consolidated subsidiary	(0.2)	(0.1)	0.2	(0.1)

Net income	20.9	15.1	15.2	14.0
Deemed dividend on Series A convertible redeemable preferred shares-accretion of redemption premium	(3.0)	(2.1)	(2.7)	(1.3)

Income attributable to holders of ordinary shares	17.9	13.0	12.5	12.7

*	less than 0.1%

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Our results of operations for the six months ended June 30, 2007 compared to the six months ended June 30, 2006 were impacted by the inclusion of the operating results for the first six months of 2007 of Prosoft, the IT services business of SunBridges, ITC, Megainfo and Shanghai Solutions, which we acquired in September 2006, December 2006, March 2007, March 2007 and May 2007, respectively.

Net Revenues

Our net revenues were US$25.4 million in the six months ended June 30, 2007, representing an increase of 128.4% from our net revenues of US$11.1 million in the six months ended June 30, 2006. The growth in our net revenues was primarily due to an increase in sales volumes, which was due primarily to a US$8.6 million increase in our sales to our existing clients as of June 30, 2006, as a result of our enhanced relationships with these clients, and to US$5.7 million of sales to new clients. The number of our clients increased to 152 for the six months ended June 30, 2007 from 88 for the six months ended June 30, 2006. In addition, the total number of clients that individually accounted for over US$0.5 million of our net revenues on an annualized basis increased to 14 for the six months ended June 30, 2007 from seven for the six months ended June 30, 2006.

We hired more than 700 professionals through our acquisitions of Prosoft, the IT service business of SunBridges, ITC, Megainfo and Shanghai Solutions in the second half of 2006 and the first half of 2007. These acquisitions strengthened our service line capabilities and industry expertise, as well as broadened our client base. We were able to leverage the additional capabilities and expertise to win new projects and to cross-sell our service offerings to our broadened client base. Revenues from these acquired businesses’ client relationships also contributed to our net revenues in the six months ended June 30, 2007.

Cost of Revenues

In the six months ended June 30, 2007, our cost of revenues was US$15.7 million, representing an increase of 124.4% from US$7.0 million in the six months ended June 30, 2006. Cost of revenues represented 62.8% and 61.7% of our net revenues in the six months ended June 30, 2006 and 2007, respectively. The increase was primarily due to increases in compensation and benefit expenses of our professionals, our subcontracting costs and our professionals’ travel expenses, as explained further below.

In the six months ended June 30, 2007, our compensation and benefit expenses in respect of our professionals increased by 115.9% to US$11.8 million from US$5.5 million in the six months ended June 30, 2006, primarily due to an increase in our number of professionals. Our cost of revenues in the six months ended June 30, 2007 and June 30, 2006 also included US$37,000 and US$22,000 of share-based compensation expenses arising from share options granted to our professionals.

Our subcontracting costs increased by 159.9% to US$1.8 million in the six months ended June 30, 2007 from US$0.7 million in the six months ended June 30, 2006, primarily due to increases in business volumes and project scale.

Our travel expenses increased by 206.8% to US$1.4 million in the six months ended June 30, 2007 from US$0.4 million in the six months ended June 30, 2006, as our professionals incurred more travel expenses with the growth of our overseas onsite services and domestic enterprise solutions services.

Our depreciation expenses included in cost of revenues increased to US$0.3 million in the six months ended June 30, 2007 from US$0.1 million in the six months ended June 30, 2006, primarily due to increased depreciation expenses relating to computers and equipment used by our professionals.

Our acquisitions of Prosoft, SunBridges, ITC, Megainfo and Shanghai Solutions in the second half of 2006 and the first six months of 2007 added approximately 690 professionals to our company and contributed to the increase of our cost of revenues for the six months ended June 30, 2007.

Gross Profit

Our gross profit in the six months ended June 30, 2007 was US$9.7 million, representing an increase of 135.3% from US$4.1 million in the six months ended June 30, 2006. Gross profit as a percentage of our net revenues increased to 38.3% in the six months ended June 30, 2007 from 37.2% in the six months ended June 30, 2006, as we benefited from enhanced economies of scale and we ramped up new service lines, particularly enterprise solutions services.

General and Administrative Expenses

Our general and administrative expenses were US$5.4 million in the six months ended June 30, 2007, representing an increase of 128.9% from US$2.4 million in the six months ended June 30, 2006.

Compensation and benefit expenses in respect of administrative employees increased by 170.5% to US$1.6 million in the six months ended June 30, 2007 from US$0.6 million in the six months ended June 30, 2006, primarily due to an increase in our number of administrative employees from 249 as of June 30, 2006 to 402 as of June 30, 2007. The increase in compensation and benefit expenses was also attributable to an increase in the average salary of our administrative employees. Our general and administrative expenses in the six months ended June 30, 2007 also included US$0.4 million of share-based compensation expenses arising from share options granted to our administrative employees in the six months ended June 30, 2007 compared to US$0.3 million of share-based compensation expenses in the six months ended June 30, 2006. Rental expenses increased to US$1.2 million in the six months ended June 30, 2007 from US$0.5 million in the six months ended June 30, 2006, primarily due to our entering into new leases in major cities across China, and in Seattle in the second half of 2006 and the first half of 2007.

Selling and Marketing Expenses

During the six months ended June 30, 2007, our selling and marketing expenses increased to US$0.8 million from US$0.3 million in the six months ended June 30, 2006.

Compensation and benefit expenses in respect of selling and marketing employees increased to US$0.3 million in the six months ended June 30, 2007 from US$0.1 million in the six months ended June 30, 2006, as we hired more selling and marketing employees and their average salary increased. Our selling and marketing expenses in the six months ended June 30, 2007 and 2006 included US$20,000 and US$17,000, respectively, of share-based compensation expenses arising from share options granted to our selling and marketing employees in the six months ended June 30, 2007 and 2006, respectively. Our amortization of intangible assets acquired in mergers and acquisitions increased to US$0.3 million in the six months ended June 30, 2007 from US$52,000 in the six months ended June 30, 2006 because we made more acquisitions in the six months ended June 30, 2007. Our travel and advertising expenses also increased in the six months ended June 30, 2007 compared to the six months ended June 30, 2006 primarily due to enhanced marketing efforts.

Government Subsidies

During the six months ended June 30, 2007, our government subsidies were US$21,000, representing a decrease of 58.0% from US$50,000 in the six months ended June 30, 2006. In the six months ended June 30, 2007, we were granted US$20,000 of government subsidies for our obtaining certain technological certification and US$1,000 of subsidies for loan interest from the local authorities of the Zhongguancun Software Park, where our principal offices are located. In the six months ended June 30, 2006, we were granted US$39,000 of government subsidies for our participation in an overseas industry exhibition and US$11,000 of government subsidies for our marketing activities.

Income from Operations

Our income from operations was US$3.6 million in the six months ended June 30, 2007, representing an increase of 126.8% from US$1.6 million in the six months ended June 30, 2006. The increase was due to an increase in our net revenues in the six months ended June 30, 2007 compared to the six months ended June 30, 2006, partly offset by the increases in our cost of revenues and operating expenses during the same period. Income from operations as a percentage of net revenues decreased slightly to 14.1% in the six months ended June 30, 2007 from 14.2% in the six months ended June 30, 2006.

Interest Income

Our interest income increased to US$0.4 million in the six months ended June 30, 2007 from US$0.2 million in the six months ended June 30, 2006. The increase was due to an increase in our cash balances in the six months ended June 30, 2007 compared to the six months ended June 30, 2006.

Foreign Exchange Loss

For the six months ended June 30, 2007, we incurred foreign exchange losses of US$0.2 million, as compared to foreign exchange losses of US$3,000 for the six months ended June 30, 2006. Our foreign exchange losses in the six months ended June 30, 2007 were due to appreciation of the RMB against the U.S. dollar and Japanese Yen.

Change in Fair Value of Warrants

We have recorded the warrants we issued to purchase our Series B-3 preferred shares as a liability and a derivative financial instrument. Changes in fair value of the warrants of US$0.1 million and US$67,000 were charged to our consolidated statement of operations for the six months ended June 30, 2007 and 2006, respectively.

Income Tax Expense

Our income tax expense increased to US$91,000 for the six months ended June 30, 2007 from US$1,000 for the six months ended June 30, 2006, primarily due to an increase in our deferred tax expense resulting from a one-time adjustment to our deferred tax liabilities. Due to the enactment of the new tax law in China in March 2007, we calculated deferred tax balances as of January 1, 2007 based on the newly enacted tax rate that may become applicable to us as of January 1, 2008, thus resulting in a one-time adjustment of US$0.1 million to our deferred tax liabilities.

Minority Interest

For the six months ended June 30, 2006, minority interest represented the minority shareholders’ 49% share of the net loss of Worksoft Japan. We acquired a 75% equity interest in Shanghai Solutions in May 2007 and an additional 48.99% equity interest in Worksoft Japan in May 2007. For the six months ended June 30, 2007, minority interest represented the minority shareholders’ share of the net income of Shanghai Solutions and Worksoft Japan.

Net Income

As a result of the foregoing, our net income was US$3.6 million in the six months ended June 30, 2007, representing an increase of 110.6% from US$1.7 million in the six months ended June 30, 2006. Net income as a percentage of our net revenues decreased to 14.0% in the six months ended June 30, 2007 from 15.2% in the six months ended June 30, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Our results of operations in 2006 compared to 2005 were impacted by the inclusion of the operating results for the full year of 2006 of the international business unit of SureKAM and the IT services business of Envisys, which we acquired in September and December 2005, respectively, and by our acquisition of Prosoft in September 2006.

Net Revenues

Our net revenues were US$29.1 million in 2006, representing an increase of 87.7% from our net revenues of US$15.5 million in 2005. The growth in our net revenues was primarily attributed to an increase in sales volumes, which was due primarily to a US$10.2 million increase in our sales to our existing clients as of December 31, 2005, as a result of our enhanced relationships with these clients, and US$3.4 million of sales to new clients. The number of our clients increased to 144 for 2006 from 98 for 2005. In addition, the total number of clients that individually accounted for over US$0.5 million in annual net revenues increased to eight for 2006 from four for 2005. SureKAM and Envisys’s businesses, which we acquired in September and December 2005, respectively, contributed to part of the increase in our net revenues in 2006 from 2005, as their operating results were accounted for the full year for 2006 compared to the shorter periods for 2005. Our acquisition of Prosoft in September 2006 also contributed to part of the increase in our net revenues in 2006.

Cost of Revenues

In 2006, our cost of revenues was US$18.0 million, representing an increase of 96.6% from US$9.1 million in 2005. Cost of revenues represented 61.8% and 58.9% of our net revenues in 2006 and 2005, respectively. The increase is primarily due to an increase in compensation and benefit expenses of our professionals, an increase in our subcontracting costs and an increase in our professionals’ travel expenses as explained further below.

During 2006, our compensation and benefit expenses in respect of our professionals increased by 102.3% to US$13.8 million from US$6.8 million in 2005, primarily due to an increase in our number of professionals, from 1,015 as of December 31, 2005 to 1,962 as of December 31, 2006. The increase was also attributable to an increase in the average salary of our professionals. Our cost of revenues in 2006 also included US$45,000 of share-based compensation expenses arising from share options granted to our professionals in 2006 under our 2005 Stock Plan.

Our subcontracting costs increased by 87.0% to US$2.0 million in 2006 from US$1.1 million in 2005, primarily due to increases in business volumes and project scale.

Our travel expenses increased by 162.3% to US$1.2 million in 2006 from US$0.5 million in 2005, as our professionals incurred more travel expenses with the growth of our overseas onsite services and domestic enterprise solutions services.

Our depreciation expenses included in cost of revenues increased to US$0.4 million in 2006 from US$0.1 million in 2005, primarily due to increased depreciation expenses relating to computers and equipment used by our professionals.

Our acquisitions of SureKAM and Envisys in the second half of 2005 added 33 and seven professionals, respectively, to our company and contributed to the increase of our cost of revenues. These additional professionals accounted in part for the increase in our cost of revenues in 2006 from 2005, as they were included in our full year results in 2006 compared to only part of the year in 2005. Our Prosoft acquisition in September 2006, with the addition of approximately 170 professionals, also contributed to part of the increase in our cost of revenues in 2006.

The increase in our cost of revenues outpaces the increase in our net revenues, primarily because we hired more professionals to strengthen our relatively new service lines, particularly enterprise solutions services, and the utilization rate of the professionals in these service lines was relatively low while we were building up our client base and training these professionals.

Gross Profit

Our gross profit during 2006 was US$11.1 million, representing an increase of 74.5% from US$6.4 million in 2005. Gross profit as a percentage of our net revenues decreased to 38.2% in 2006 from 41.1% in 2005, as we were in the process of ramping up our relatively new service lines, particularly enterprise solutions services.

General and Administrative Expenses

Our general and administrative expenses were US$6.1 million in 2006, representing an increase of 102.9% from US$3.0 million in 2005.

Compensation and benefit expenses in respect of our administrative employees increased by 49.9% to US$1.6 million in 2006 from US$1.1 million in 2005, primarily due to an increase in our number of administrative employees, from 171 as of December 31, 2005 to 328 as of December 31, 2006. The increase was also attributable to an increase in the average salary of our administrative employees. Our general and administrative expenses in 2006 also included US$0.6 million of share-based compensation expenses arising from share options granted to our administrative employees in 2006 under our 2005 Stock Plan compared to US$67,000 of share-based compensation expenses in 2005 in connection with ordinary shares awarded to our administrative employees by principal shareholders. Our general and administrative expenses in 2005 included a US$0.3 million dividend we declared and paid to Button Software Ltd., a principal holder of our ordinary shares controlled by members of our management, in recognition of the performance of our management.

Rental expenses increased to US$1.2 million in 2006 from US$0.2 million in 2005, primarily due to our entering into new leases in Beijing, Shanghai, Shenzhen and Xi’an.

During 2006, we incurred foreign exchange losses of US$93,000, as compared to foreign exchange losses of US$32,000 in 2005. Our foreign exchange losses in 2006 were due to the appreciation of the RMB against the U.S. dollar.

Selling and Marketing Expenses

During 2006, our selling and marketing expenses increased to US$0.7 million from US$0.3 million in 2005.

Compensation and benefit expenses in respect of our selling and marketing employees increased to US$0.3 million in 2006 from US$0.1 million in 2005, as we hired more selling and marketing and business development employees and their average salary increased. Our travel and advertising expenses and amortization of certain intangible assets also increased in 2006 compared to 2005. Our selling and marketing expenses in 2006 included US$36,000 of share-based compensation expenses arising from share options granted to our selling and marketing employees in 2006 under our 2005 Stock Plan.

Government Subsidies

During 2006, our government subsidies were US$54,000, representing a decrease of 47.0% from US$0.1 million in 2005. As we relocated our office to the Haidian district in Beijing in 2005, we were entitled to government subsidies in the amount of US$79,000 from the local government, which subsidies expired in 2005.

Income from Operations

Our income from operations was US$4.3 million in 2006, representing an increase of 36.7% from US$3.1 million in 2005. This increase was due to an increase in our net revenues in 2006 compared to 2005, partly offset by the increases in our cost of revenues and operating expenses during the same period. As a percentage of net revenues, income from operations decreased to 14.9% in 2006 from 20.4% in 2005 as a result of the increases in our operating costs and expenses as described above.

Interest Income

Our interest income increased to US$0.6 million in 2006 from US$0.1 million in 2005. The increase was attributed to an increase in our cash balances in 2006, primarily due to net proceeds received from our Series B-1 and Series B-2 private placements.

Interest Expense

Our interest expense was US$4,000 in 2006 compared to US$17,000 in 2005. We recorded interest expense in 2005 in connection with our short-term borrowings to finance working capital requirements, which were repaid in 2005. We recorded interest expense in 2006 for a loan we assumed in connection with our acquisition of Prosoft. The loan was repaid in 2006.

Foreign Exchange Loss

During 2006, we incurred foreign exchange losses of US$93,000, as compared to foreign exchange losses of US$32,000 in 2005. Our foreign exchange losses in 2006 were due to the appreciation of the RMB against the U.S. dollar.

Change in Fair Value of Warrants

We have recorded the warrants we issued to purchase our Series B-3 preferred shares as a liability and a derivative financial instrument. Changes in fair value of the warrants of US$0.4 million was charged to our consolidated statement of operations for the year ended December 31, 2006.

Income Tax Expense

Our income tax expense was US$2,000 for each of the year ended December 31, 2005 and the year ended December 31, 2006. Our deferred income tax expense for these two years was nil.

Minority Interest

Minority interest represented the minority shareholders’ 49% share of the net income of Worksoft Japan. Minority interest increased from US$24,000 in 2005 to US$35,000 in 2006, due to Worksoft Japan’s increased net income in 2006 compared to 2005.

Net Income

As a result of the foregoing, our net income was US$4.4 million in 2006, representing an increase of 35.3% from US$3.2 million in 2005. Net income as a percentage of our net revenues decreased to 15.1% in 2006 from 20.9% in 2005.

Liquidity and Capital Resources

Cash Flows and Working Capital

Our operations and our growth have been financed by cash generated from operations and from private placements of our preferred shares. As of December 31, 2006, we had US$20.6 million in cash and cash equivalents, compared to US$4.4 million as of December 31, 2005. As of June 30, 2007, we had US$15.7 million in cash and cash equivalents, compared to US$21.5 million as of June 30, 2006. The decrease in our cash and cash equivalents from December 31, 2006 to June 30, 2007 was primarily due to an increase in our capital expenditures relating to purchase of computers and improvement of leased premises and cash consideration paid for our acquisitions.

Our working capital as of December 31, 2005 and 2006 was US$8.5 million and US$28.0 million, respectively. We had nil and US$0.3 million outstanding bank borrowings as of such dates. Our working capital as of June 30, 2007 was US$32.5 million.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2005 and 2006, and in the six months ended June 30, 2006 and 2007:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2005	2006	2006	2007
	(in $ thousands)
Net cash provided by operating activities	1,754	2,427	562	1,851
Net cash used in investing activities	(3,585)	(3,729)	(1,204)	(5,806)
Net cash provided by financing activities	5,559	17,363	17,725	(989)
Effect of exchange rate changes	(12)	67	17	76
Net increase in cash and cash equivalents	3,728	16,061	17,083	(4,944)
Cash and cash equivalents at beginning of year/period	721	4,437	4,437	20,565
Cash and cash equivalents at end of year/period	4,437	20,565	21,537	15,697

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2007 amounted to US$1.9 million, compared to US$0.6 million for the six months ended June 30, 2006. Net cash provided by operating activities for the six months ended June 30, 2007 was primarily attributable to net income of US$3.6 million; depreciation and amortization of property and equipment of US$0.7 million and share-based compensation expenses of US$0.5 million, which did not affect our operating cash flow; an increase of US$2.9 million in accounts receivable as a result of an increase in sales, particularly sales in the second quarter of 2007 for which payment had not been received by the end of the quarter, which negatively affected operating cash flow; and an increase of US$0.7 million in prepaid expenses and other current assets incurred by us, including expenses for purchases of computers for our clients, advances to our employees for their travel expenses and prepayments to service providers, which negatively affected operating cash flow.

Net cash provided by operating activities for the six months ended June 30, 2006 was primarily attributable to net income of US$1.7 million; an increase of US$0.6 million in accrued expenses and other payables to our professionals and business development managers for their travel expenses, the latter of which increased primarily because we enhanced our sales and marketing efforts in the six months ended June 30, 2006; an increase of US$0.4 million in accounts payable to our service providers; share-based compensation expenses of US$0.3 million, which did not affect our operating cash flow; an increase of US$2.0 million in accounts receivable as a result of an increase in sales, which negatively affected operating cash flow; and an increase of US$0.7 million in prepaid expenses and other current assets as a result of an increase in prepaid expenses incurred by us, including advances to our employees for their travel expenses and prepayments to service providers, which negatively affected operating cash flow.

Our growing business generated substantial net cash inflow as our net revenues increased from

US$11.1 million for the six months ended June 30, 2006 to US$25.4 million for the six months ended June 30, 2007, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$20.3 million for the six months ended June 30, 2007 from US$8.9 million for the six months ended June 30, 2006.

Net cash provided by operating activities increased to US$2.4 million for the year ended December 31, 2006 from US$1.8 million for the year ended December 31, 2005. Net cash provided by operating activities for the year ended December 31, 2006 was primarily attributable to net income of US$4.4 million; an increase of US$0.9 million in accrued expenses and other payables to our professionals and our business development managers for their travel expenses; an increase of US$0.5 million in accounts payable to our service providers; depreciation and amortization of property and equipment of US$0.7 million and share-based compensation expenses of US$0.7 million, which did not affect our operating cash flow; an increase of US$4.7 million in accounts receivable as a result of an increase in sales, particularly sales in the fourth quarter of 2006 for which payment had not been received by the end of 2006, which negatively affected operating cash flow; and an increase of US$0.4 million in prepaid expenses and other current assets as a result of an increase in prepaid expenses incurred by us, including advances to our employees and prepayments to service providers, which negatively affected operating cash flow.

Net cash provided by operating activities for the year ended December 31, 2005 was primarily attributable to net income of US$3.2 million; an increase of US$0.6 million in accrued expenses and other payables to our professionals and business development managers for their travel expenses; and an increase of US$2.3 million in accounts receivable, which negatively affected operating cash flow.

Our growing business generated substantial net cash inflow as our net revenues increased from US$15.5 million for the year ended December 31, 2005 to US$29.1 million for the year ended December 31, 2006, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to US$23.2 million for the year ended December 31, 2006 from US$12.1 million for the year ended December 31, 2005.

Investing Activities

Net cash used in investing activities was US$5.8 million for the six months ended June 30, 2007, primarily attributable to US$4.0 million of loans to shareholders and US$2.2 million for purchase of property and equipment, partly offset by US$0.4 million of net cash obtained from business acquisitions. Loans to shareholders included RMB20 million (US$2.6 million) lent to Airland International Limited and Bizexpress Limited, two holders of our ordinary shares, in March 2007 in connection with our acquisition of Shanghai Solutions; RMB3.2 million (US$0.4 million) lent to One Silver Development Limited, a holder of our ordinary shares, in April 2007 in connection with our acquisition of Megainfo; and RMB8.0 million (US$1.1 million) lent to Mr. Hao Yu and Mr. Wei Wei, two beneficial owners of our ordinary shares, in March 2007 in connection with our acquisition of ITC. See “Related Party Transactions—Transactions with Certain Directors, Shareholders and Affiliates.” Net cash used in purchase of property and equipment was primarily due to purchase of fixed assets and improvement of leased premises as we set up new offices in major cities across China and in Seattle in the first six months of 2007. Net cash obtained from business combinations was primarily due to a cash inflow from the acquired enterprises, net of our cash payment for these acquisitions. Net cash used in investing activities was US$1.2 million for the six months ended June 30, 2006, mainly attributable to US$1.7 million for purchase of fixed assets and improvement of leased premises as we entered into new leases in Beijing and Shanghai, and US$0.2 million paid for acquisitions of the IT service business of Envisys, partly offset by US$0.6 million repaid by Team Dragon International Limited, or Team Dragon, a holder of our ordinary shares. See “Related Party Transaction—Transactions with Certain Directors, Shareholders and Affiliates.”

Net cash used in investing activities was US$3.7 million for the year ended December 31, 2006 and US$3.6 million for the year ended December 31, 2005. Net cash used in investing activities in 2006 included US$3.6 million for purchase of fixed assets and improvement of leased premises as we entered into new leases in China; and US$0.9 million paid for acquisitions of Prosoft and SunBridges, partly offset by US$0.8 million repaid by Team Dragon in May 2006. Net cash used in investing activities in 2005 included US$1.9 million of loans lent to Button Software Ltd. and Team Dragon, two holders of our ordinary shares, and US$1.5 million for purchase of fixed assets and improvement of leased premises as we entered into new leases in Beijing and Shanghai, China.

Financing Activities

Net cash used in financing activities was US$1.0 million for the six months ended June 30, 2007, compared to net cash provided by financing activities of US$17.7 million for the six months ended June 30, 2006. Net cash used in financing activities for the six months ended June 30, 2007 included repayment of US$0.5 million loans of Prosoft and Shanghai Solutions that we assumed after we acquired these two companies; payment of

US$90,000 to Harper Capital as we repurchased 30,000 Series A preferred shares from Harper Capital; US$0.1 million paid to Mr. Yonghui Zhu as partial payment for our repurchase of 86,219 ordinary shares from Mr. Zhu; and US$0.3 million of deferred costs in connection with this offering. Net cash provided by financing activities for the six months ended June 30, 2006 was primarily due to proceeds of US$24.3 million for issuance of our Series B-1 and B-2 preferred shares, partly offset by US$6.6 million we paid for repurchase of our ordinary shares from Team Dragon. See “Related Party Transactions—Transactions with Certain Directors, Shareholders and Affiliates.”

Net cash provided by financing activities was US$17.4 million for the year ended December 31, 2006, compared to US$5.6 million for the year ended December 31, 2005. We received net proceeds of US$6.8 million and US$24.3 million from the issuance and allotment of our Series A preferred shares and Series B-1 and Series B-2 preferred shares for the years ended December 31, 2005 and 2006, respectively. We paid US$6.6 million in 2006 to repurchase certain of our ordinary shares from Team Dragon. In 2005, we paid US$1.2 million to repay certain loans we borrowed from our shareholders. See “Related Party Transaction—Transactions with Certain Directors, Shareholders and Affiliates.”

Capital Expenditures

Our capital expenditures in 2005, 2006 and in the six months ended June 30, 2007 were US$1.5 million, US$3.6 million and US$2.2 million, respectively. Our capital expenditures related primarily to purchase of computers and improvement of leased premises. We expect our capital expenditures to increase in the future as we expand our business to implement our growth strategy.

We estimate that our capital expenditures will be approximately US$4.5 million in 2007, primarily used to purchase computer equipment and improve leased premises. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Contingent Acquisition Payments

In connection with our recent acquisitions of ITC, Megainfo, Chosen, a 75% equity interest in Shanghai Solutions, a 48.99% equity interest in Worksoft Japan and the IT services business of SunBridges, we agreed to make contingent payments of up to US$15.5 million in a mix of cash and our ordinary shares, of which up to US$12.1 million may be paid with cash, up to US$1.6 million may be paid with our ordinary shares, and up to US$1.8 million may be paid with cash, our ordinary shares or a combination thereof at our option; and up to 20,058 of our ordinary shares, in each case subject to the achievement of certain financial performance targets in 2007 and 2008. See “Corporate History and Structure” for a more detailed description. These contingent payments, if made, will be reflected as an increase of goodwill.

Contractual Obligations

The following table sets forth our contractual obligations to make future payments as of December 31, 2006.

	Payments due
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(in $ thousands)
Operating leases	2,312	1,391	921	–	–
Purchase obligations	222	222	–	–	–
Other short term liabilities	256	256	–	–	–

Total contractual obligations	2,790	1,869	921	–	–

Other than the obligations set forth above and the contingent payments described under “—Contingent Acquisition Payments,” we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2006.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through VanceInfo Beijing, our wholly owned subsidiary in China, and its subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by VanceInfo Beijing. If VanceInfo Beijing or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, VanceInfo Beijing is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in money market securities or demand deposits with original maturities of three months or less. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to manage our interest rate risk exposure. Most of our borrowings bear fixed interest rates.

We have not been exposed to material risks due to changes in market interest rates. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.

Foreign Exchange Risk

A majority of our revenues and expenses are denominated in Renminbi, while a significant portion of our revenues and expenses are denominated in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under this policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 9.5% appreciation of the Renminbi against the U.S. dollar by September 28, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

The results of our operations can be adversely affected as Renminbi appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables, costs and expenses, payables and other foreign currency assets and liabilities. In addition, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No.157, Fair Value Measurements, or SFAS No. 157, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 will apply to us from January 1, 2008. Earlier adoption is permitted, provided we have not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, an amendment of SFAS 115, or SFAS 159. This Statement permits entities to choose to measure many financial instruments at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring different assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal year beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our financial statements.

In July 2006, the FASB issued Interpretation, or FIN, No. 48 Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We adopted FIN No. 48 on January 1, 2007. The adoption of FIN No. 48 had no significant impact on our accounting for income taxes for the six months ended June 30, 2007.

Business

Company Overview

We are an IT service provider and one of the leading offshore software development companies in China. We ranked among the top three Chinese offshore software development service providers for the North American and European markets as measured by 2006 revenues, according to IDC, which defines offshore software development services to include mainly ADM, testing, embedded software development, localization, as well as software research and development outsourcing. Our comprehensive range of IT services includes R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization. We provide these services primarily to corporations headquartered in the United States, Europe, Japan and China targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail and distribution.

We offer our services through our globally integrated network of onsite and offsite delivery locations, primarily in China, to enable our clients to focus on their core competencies and improve operating efficiencies. With over 3,000 professionals as of October 31, 2007, we operate a number of CDCs, each with dedicated project teams and facilities designed to provide tailored solutions to individual clients. We believe that these dedicated CDCs provide our clients with differentiated services and enhance their confidence in our capabilities. We also deliver our services at clients’ facilities or via our offices in major cities across China.

Our major clients include Citibank, HP, IBM, Microsoft, Motorola and TIBCO. The number of our clients increased significantly from 66 for 2004 to 187 for the nine months ended September 30, 2007. We deploy our sales and marketing teams in several of our key target markets and in close proximity to our clients, which enables us to better understand our clients’ needs, effectively cross-sell our services and develop new client relationships. We have received a number of awards recognizing our service capabilities and our growth potential, including:

•	Second place in “China’s Most Promising Ventures” in 2006, a ranking of top 50 high-growth companies in China by venture capitalists organized by Zero2IPO Group;

•

Inclusion in the “Global Services 100” in 2006, a list of 100 excellent global service providers for IT outsourcing and business process outsourcing, based on studies conducted by Global Services magazine and neoIT;

•	The “Red Herring Top 100 Companies in Asia” award conferred by the Red Herring magazine in 2006 to innovative technology companies; and

•	The “Award for the Outstanding Contribution to Software Outsourcing Services” given by the Chinese Ministry of Commerce in 2005.

We began offering IT services in 1995 and have experienced significant organic growth, complemented by selective strategic acquisitions. Since 2005, we have made a number of acquisitions to strengthen our service lines and industry expertise, diversify our client base, and expand our sales network and delivery platform. Our net revenues grew from US$8.2 million in 2004 to US$29.1 million in 2006, representing a CAGR of 88.6%. Our net income grew from US$1.1 million to US$4.4 million over the same period, representing a CAGR of 97.5%. For the six months ended June 30, 2007, we generated net revenues of US$25.4 million and net income of US$3.6 million, representing a 128.5% increase and a 110.6% increase from our net revenues of US$11.1 million and net income of US$1.7 million for the six months ended June 30, 2006, respectively.

Our Industry

Global IT services industry

According to Gartner, the IT services industry worldwide amounted to US$674.1 billion in 2006, representing an annual growth rate of 6.7% from 2005. Continued economic growth and increased IT spending by businesses have led to ongoing growth in the global IT services industry. Gartner estimates that this market will grow to US$964.4 billion in 2011, representing a CAGR of 7.4% from 2006. The following graph illustrates the forecasted revenue growth trend in the worldwide IT services industry from 2006 through 2011.

Source:	Gartner Inc.: “IT Services Market Metrics worldwide: Forecast Database”, by Kathryn Hale; September 2007.

The following chart illustrates the worldwide IT services spending in 2006 by regions where the users of the services are headquartered, together with each region’s projected CAGR in IT services spending from 2006 to 2011.

Source:	Gartner Inc.: “IT Services Market Metrics worldwide: Forecast Database”, by Kathryn Hale; September 2007.

Global offshore IT services industry

Businesses globally are outsourcing a growing portion of their IT processes to improve operating efficiencies, focus on core competencies and maximize shareholder returns. More significantly, many of these businesses are increasingly outsourcing IT processes to offshore locations, such as China and India to access a high-quality and cost-effective workforce. IDC has predicted that by 2011, the global offshore IT services market will grow to US$38.0 billion, representing a CAGR of 17.1% from 2006. We believe that established China-based IT services companies like us are well positioned to benefit from these favorable trends.

Source:	IDC (September 2007)

Key growth drivers of the global offshore IT services industry:

The following factors have contributed, and are expected to continue to contribute, to the growth of the global offshore IT services industry:

•

Cost savings—Due to increased competitive pressure, businesses are increasingly seeking to manage their IT spending and reduce costs. Offshore outsourcing, or offshoring, enables businesses to optimize their IT cost structure by converting a portion of their fixed cost into variable cost. Globalization and a rapidly evolving economic and business environment have driven the trend towards offshoring of IT services. To acquire high-quality IT services more cost-effectively, businesses are increasingly using offshore IT service providers. The availability of a large pool of relatively inexpensive, highly skilled offshore labor talent, particularly in China and India, has presented potential to further reduce IT service costs and created a robust offshore market.

•

Focus on innovation and core competencies—In order to remain competitive, businesses must focus on and continually invest in innovation and core competencies. Various IT-related processes, ranging from development to quality assurance and maintenance, are difficult to sustain internally without proper resources. Global delivery models, such as the delivery of IT services via offshore development centers, enable businesses to capitalize on labor arbitrage and build on their core competencies in a cost-effective manner.

•

Opportunities through all phases of the economic cycle—Continued economic development in the United States, Europe and Japan, and strong economic growth in China, are expected to support business expansion and capital investment, thereby bolstering spending on new IT services outsourcing projects. On the other hand, while slower economic growth may curb investments in new IT services outsourcing projects, businesses may be more likely to outsource existing IT-related processes to third-party vendors to maintain profitability.

•

Growing complexity and globalization of IT processes—Many multinational corporations need to outsource a wide range of IT services that often require global IT support. As IT processes become increasingly complex and can be implemented globally, businesses are more likely to outsource these processes to offshore vendors to capitalize on the more cost-efficient and flexible offshore talent pool.

China-based IT services industry

We believe that the growth of the China-based IT services industry is expected to significantly outpace the overall global IT services industry. According to Gartner’s forecast below, the IT services industry in China is projected to grow at a CAGR of 16.2% from 2006 to 2011, a much higher rate than the expected growth of the global IT services industry.

Source:	Gartner Inc.: “IT Services Asia Pacific Forecast Database”, by Freddie Ng; September 2007.

China-based offshore IT services industry

As part of the growth of the IT services industry in China, China is rapidly developing as an emerging alternative destination for U.S., European and Japanese companies offshoring their IT services. By outsourcing to China, overseas companies are able to access its fast growing supply of professionals while aligning their IT offshoring initiatives with their overall China business development strategy. As shown in the graph below, IDC has estimated that the China-based offshore software development industry, including services in ADM, testing, embedded software development, localization, as well as software research and development outsourcing, is estimated to grow from US$1.4 billion in 2006 to US$6.9 billion in 2011, representing a CAGR of 37.9%. The growth of the China-based offshore IT services industry is expected to far outpace those of the global IT services and global offshore IT services industries.

Source:	IDC (March 2007)

Key growth drivers of the China-based offshore IT services industry:

The China-based offshore IT services industry is expected to experience significant growth mainly driven by:

•

Diversification away from more established Indian IT offshoring companies—Businesses generally prefer diversifying their offshore IT service providers in order to control risks resulting from IT offshoring. China has become an increasingly attractive alternative offshoring destination due to increases in the labor costs and attrition rates in India. According to IDC, a growing number of North American and European businesses are increasing their offshore IT spending in China, and revenues from these clients grew by 93.6% in 2006 from 2005. Whereas the offshoring industry has become relatively mature in India, offshoring in China is still at an early stage of its development, but is expected to experience rapid growth in the next few years.

•

Access to Japanese and Korean markets—Due to the geographic proximity and cultural similarities between China, Japan and Korea, many Japanese and Korean companies employ Chinese professionals to leverage the lower cost of labor in China. This has created, and is expected to continue to create, opportunities for China-based IT service providers to access to Japanese and Korean markets. According to IDC, approximately US$772.5 million of the China-based offshore software development revenues was derived from the Japanese and Korean markets in 2006.

•

Rapid growth in domestic IT services market—Fueled by the continuous domestic economic growth, the China-based IT services market is expected to grow rapidly at a CAGR of 16.2% from 2006 to 2011, according to Gartner. This presents additional opportunities for established China-based IT services companies, which generally have advantages in being accustomed to the local business environment and understanding Chinese clients’ needs.

•

Labor talent—According to the National Bureau of Statistics in China, China has established a large-scale educational system that graduated approximately 600,000 advanced degree holders in engineering in 2005. This large talent pool provides an abundant supply of qualified candidates for IT services professionals.

•

Cost advantage—According to IDC, China-based IT service providers enjoy greater cost advantages than those in India. According to neoIT, salary levels in the Chinese IT services industry are projected to grow at a CAGR of 7.2% from 2005 to 2010, compared to 8.7% in India.(1)

(1)	Source: neoIT (June 2006)

•

Government support—The Chinese government has adopted various incentives, including favorable tax treatment, to support the growth of the IT services industry. In addition, government authorities in various parts of the country have invested in infrastructure construction to create a favorable business environment. In particular, the Beijing municipal government has established Zhongguancun Software Park, where our principal offices are located, which offers superior infrastructure such as utilities, facilities and transportation services.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors and enable us to capitalize on the projected growth in the IT services industry based in China.

Proven Ability to Grow Rapidly and Sustain Profitability

We have experienced significant organic growth in recent years, complemented by selective strategic acquisitions. We ranked among the top three Chinese offshore software development service providers for the North American and European markets as measured by 2006 revenues, according to IDC. The number of our professionals increased from 536 as of December 31, 2004 to 3,047 as of October 31, 2007. The number of our clients increased from 66 for 2004 to 187 for the nine months ended September 30, 2007. Our net revenues grew from US$8.2 million in 2004 to US$29.1 million in 2006, representing a CAGR of 88.6%. We have successfully managed our growth in the number of our professionals and clients, as well as our revenues and net income, by investing in infrastructure and by recruiting, training and rapidly deploying new professionals. We have achieved and maintained profitability even as we have rapidly expanded our business operations and continued to upgrade and expand our service lines.

Extensive Suite of Sophisticated IT Services and Flexible Delivery Model

We have over ten years of experience in R&D services and have accumulated a variety of skill sets with respect to the outsourced development of computer software and hardware products over a broad spectrum of technology areas. On the strength of our core competencies in R&D services, we now provide a comprehensive suite of IT services that span the entire software development life cycle, ranging from enterprise solutions, ADM, quality assurance and testing to globalization and localization. These comprehensive offerings enable us to capture a greater share of our clients’ IT budgets, extend our network of relationships, broaden our dialogue with key decision makers within each client and reduce our service-mix concentration. We have a well-defined methodology to update and extend our service lines to meet the evolving needs of the global marketplace.

We have established a broad and flexible delivery base for our services. We currently operate a number of CDCs with dedicated project teams and facilities designed to tailoring solutions for individual clients. We employ advanced technology to ensure a high level of security and address our clients’ concerns regarding confidentiality and intellectual property protection. Our professionals also serve our clients at clients’ facilities or via our offices in major cities across China and overseas offices in the United States and Japan. We believe our delivery base offers us a number of important business advantages, including a scalable infrastructure to efficiently deploy resources, an enhanced ability to service major clients with dedicated resources and enhanced business continuity capability.

Long-standing Relationships with Blue-Chip Clients

We have established long-standing relationships with some of the world’s leading companies. We have achieved strong revenue growth by focusing on select, long-term customer relationships that we refer to as strategic accounts. Our established, long-term relationships typically develop from initially performing discrete projects to providing multiple services spreading across the clients’ various businesses. On the strength of our execution capabilities, quality delivery results and diversified service lines, we have provided IT services to our strategic accounts, including Citibank, IBM, Microsoft, NEC System and TIBCO. Net revenues from these clients, excluding NEC System which has been served by a business we acquired in 2007, grew from US$10.6 million, or 68.2% of our total net revenues in 2005, to US$19.0 million, or 65.5% of our total net revenues in 2006. Net revenues from the same four clients grew from US$7.6 million, or 68.1% of our total net revenues, in the six months ended June 30, 2006 to US$14.1 million, or 55.6% of our total net revenues, in the six months ended June 30, 2007. By leveraging our long-standing client relationships, we can gain a better understanding of our clients’ needs and effectively cross-sell our services. We also solidify and expand our client relationships by actively participating in our clients’ own marketing efforts. In addition, our success with existing clients provides us with strong references and validation to help secure new clients.

Strategic Positioning in High-Growth Industries and Geographic Markets

Our business is diversified across a range of industries and geographic markets. We have targeted a number of high-growth industries such as technology, telecommunications and financial services through a combination of organic growth and focused acquisitions and are thus strategically positioned to benefit from the attractive growth opportunities in these industries. Our clients include Microsoft and TIBCO in the technology industry, Huawei and Motorola in the telecommunications industry, and Bank of Communications and Citibank in the financial services industry. Our expertise and experience in these industries enable us to better respond to the technological challenges faced by our clients and expand our service lines and client base.

Our client base is geographically diverse, encompassing corporations headquartered in the United States, Europe, Japan and China. We believe that our diversified geographic coverage will assist us in weathering potential downturns in one particular region. We typically provide IT services to our clients to enhance and facilitate their operations in China. In addition, our recent acquisitions of two companies with Japanese client bases and execution capabilities position us well to capture greater business opportunities in Japan. We believe that our diversified business model will assist us in achieving relatively stable revenue and cash flow, which will allow us to more effectively plan and invest in the growth of our business.

Experienced Management Team and High-Quality Professionals

We benefit from the effective leadership of a management team with diverse backgrounds and extensive experience in IT services. Our top eight senior managers have an average of 15 years of industry experience in their relevant fields. Our management team has extensive experience in working outside of China and managing the business operations of multinational corporations. Moreover, we believe that our management team has successfully guided our rapid expansion while increasing client satisfaction.

We were named one of the “Top 100 Employers Most Favored by University Graduates” by the China Central Television Economic Affairs Channel and two career services organizations in 2006. Our reputation as a leading offshore software development service provider in China and our relationships with high-profile clients allow us to attract and retain talent in China. As of October 31, 2007, we had over 3,000 skilled professionals. Our investment in employee recruitment, training and retention enables us to rapidly increase the scale of our operations. In addition, our internship programs at 14 Chinese universities and various on-campus training activities give us a high profile within a high-quality talent pool and hence a competitive edge in recruiting the best candidates.

Disciplined Acquisition Strategy and Proven Integration Capability

The primary driver of our growth has been organic business development, complemented by selective strategic acquisitions. Since 2005, we have completed a number of acquisitions and have demonstrated our ability to successfully integrate our acquisitions into our business. These acquisitions have strengthened our service lines and industry expertise, diversified our client base and expanded our delivery platform. For example, our acquisition of SureKAM’s international business has expanded our service capabilities and added several key management members to our team. Our acquisition of Prosoft brought us a group of approximately 170 highly experienced and motivated professionals and strengthened our expertise in telecommunications industry. Our acquisition of ITC strengthened our R&D services capabilities and telecommunications expertise and provided us with access to cooperation with more clients in the telecommunications industry. Our acquisition of a majority interest in Shanghai Solutions and our acquisition of Megainfo have broadened our Japanese client base and added executives with Japanese expertise. Our acquisition of Chosen has strengthened our expertise in enterprise solutions.

Our Strategy

Our goal is to become the leader in the rapidly growing IT services industry in China. Our growth strategy consists of the following elements:

Further Strengthen and Expand Service Line Expertise

We intend to distinguish ourselves by further enhancing our capabilities in the full spectrum of IT services. We aim to continue leveraging our current technical capabilities and expertise to expand into new lines of business that require a more complex skill set and offer higher billing rates. While we continue to strengthen our competencies in R&D services, ADM, quality assurance and testing, and globalization and localization, we will devote greater resources to enterprise solutions, consulting services, business process outsourcing and infrastructure outsourcing, which present significant market potential. We aim to provide our clients with a “one-stop shop” solution to meet all of their external IT service needs. We also plan to obtain additional quality control certifications to inspire greater client confidence in our services. Furthermore, as many of our existing services are complementary, we intend to bundle them and provide more sophisticated and higher value-adding IT services to our clients.

Continue to Penetrate and Grow Strategic Client Accounts

With broader service line capabilities, we are well positioned to expand our relationships with our strategic accounts. Building on our established relationships with contacts within existing clients, we will continue cross-selling our wide range of services to other departments and regional offices of our clients. We plan to leverage our strong presence in China and Japan and our better understanding of the cultures and markets of these countries to provide more technical support for our clients’ marketing activities in these countries. We believe that our participation in these marketing efforts presents new opportunities to further develop our partnerships with our clients and will contribute to our revenue growth while creating additional value for our clients through high-quality performance and delivery.

Expand Geographic and Industry Reach

We plan to continue to grow our client base in the United States and Europe by strengthening our sales and marketing efforts targeting these markets. We will also continue to focus on gaining market share in the Japanese outsourcing market based on our recently enhanced Japanese capabilities. In addition, as China is one of the fastest-growing economies in the world and has a substantial IT services market, we intend to devote greater efforts to capturing the increasing market opportunities presented by the expected growth in the Chinese domestic demand for IT service expertise.

We also intend to broaden our expertise to cover a wider range of industries. We will maintain and enhance our core competencies in the technology and telecommunications industries, and strengthen our competencies in the financial services industry. Furthermore, we intend to strengthen our position in the manufacturing, retail and distribution industries while diversifying into other industries in which clients are seeking to outsource their IT service requirements.

Continue to Improve and Optimize Delivery Capabilities

We intend to develop and maintain a robust delivery infrastructure that will enable us to accommodate volume increases, add new processes, rapidly scale existing processes and meet clients’ evolving demands. We plan to build a multi-shore, global delivery model by exploring opportunities to establish additional overseas delivery offices and expand into other parts of China in response to market demand and client preference. We intend to enhance our human resource management by capitalizing on China’s large talent pool, especially the cost-effective talent supply from outside the major cities, while enhancing our retention efforts. To keep abreast of advances in technologies, we will continue our focus on systematic knowledge management and internal education by leveraging the learning and experiences of our employees. We are committed to improving our methodologies and toolsets and will continue to invest in refining our processes. We have invested heavily in the customization and application of our technical process management system, which we refer to as the VanceInfo Technical Delivery Platform, in order to better streamline our delivery process and project management.

Pursue Strategic Acquisitions and Alliances

Our disciplined and selective approach in acquisitions has allowed us to integrate our operations into the same platform while simultaneously expanding the breadth of our service lines and our industry and geographic coverage. Building on our strong acquisition track record, we plan to continue to selectively consider strategic relationships with industry leaders or acquisitions that would complement our existing services or client base, add to our industrial expertise coverage, or expand our geographic reach. Particularly, we plan to strengthen our industry competencies and enhance our onshore delivery capabilities through acquisitions of and partnerships with synergistic IT services companies in the United States and China.

Service Lines

We categorize our service lines into R&D services, enterprise solutions, ADM, quality assurance and testing, as well as globalization and localization, which we develop in response to client requirements and technology life cycles.

Set forth below is our net revenues breakdown by service lines for the periods indicated:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2005		2006		2006		2007
	(in $ thousands, except percentages)
R&D services	9,178	59.3%	18,266	62.9%	6,561	59.0%	15,719	61.9%
Enterprise solutions	239	1.5	2,163	7.4	677	6.1	2,259	8.9
ADM	1,643	10.6	2,328	8.1	915	8.2	3,206	12.6
Quality assurance and testing	1,734	11.2	3,208	11.0	1,462	13.1	2,281	9.0
Globalization and localization	2,687	17.4	3,086	10.6	1,503	13.5	1,933	7.6

Total net revenues	15,481	100.0%	29,051	100.0%	11,118	100.0%	25,398	100.0%

We are capable of offering each of our service lines to clients in a variety of industries, including the technology, telecommunications, financial services, manufacturing, retail and distribution industries.

Research and Development Services

We provide product development services for software systems that are implemented in computers and embedded systems. We typically market these services to the chief technology officers, engineering vice presidents or outsourcing project heads of technology product development companies, ranging from independent software vendors to telecommunications equipment developers.

We have accumulated a variety of skill sets from over ten years of experience in the outsourced development of computer software and hardware products. We provide R&D services in all phases of development, from requirements analysis, concept generation, product realization, to quality assurance and testing and technology and information transfer to the client. We offer our services over a broad spectrum of technology areas and are able to provide our clients complete subsystems or entire products.

We develop various software products, including middlewares, Internet protocols and other software. We also focus on embedded software technologies that involve the design and development of software solutions embedded in the hardware of a particular device. In addition, we provide cost-effective testing services to help technology product development companies improve their hardware and software. Our research and development resources allow us to serve clients that seek highly skilled product development services, including services for their core technologies. Our timely delivery capabilities help our clients to gain a time-to-market advantage during their product development process. We also employ advanced processes and tools to ensure a high level of protection of clients’ intellectual property.

The following case studies describe the R&D services we provide to three of our clients:

TIBCO (a Nasdaq-listed software company with over 3,000 customers and offices in 40 countries)

Client’s Project Requirements.    TIBCO, which we have served since 2005, sought to improve the operating efficiency, price competitiveness and time-to-market of its core products to remain competitive. To achieve its goals, TIBCO sought to lower its software research and development costs through outsourcing. TIBCO chose us as a partner to assist with the full development cycle of several of its product lines. One such product line was TIBCO’s B2B suite, which is a standards-based business-to-business integration platform for secure transmission of business documents and messages among disparate partner systems.

Our Solutions.    Our team worked closely with the managers and engineers at TIBCO’s global headquarters to understand the client’s requirements, which included the development of several new B2B protocols. We performed extensive studies and analyses to meet the following technical requirements of TIBCO’s B2B suite project:

•	understanding of leading industry standard B2B protocols;

•	Extensible Markup Language, or XML, processing and parsing;

•	security and authentication based on product key infrastructure, or PKI platform;

•	TIBCO infrastructure products; and

•	Java language for platform independence.

During the course of the B2B suite project, our TIBCO CDC actively worked in every key aspect of the structuring and formation of the B2B platform, including framework design, concrete coding, quality assurance and testing, and particularly, the documentation of the development process, which enables TIBCO to access critical know-how for the buildup of the B2B platform in the future and thus enhances the operation efficiency of the platform. The new product was released in January 2007, and is now widely used by TIBCO’s customers.

Current Relationship with Client.    We have been involved in the ongoing enhancement of over 30 products across all areas of research and development at TIBCO.

We have a team of approximately 20 professionals dedicated to the B2B suite project. Following the release of the new version of the B2B suite, our B2B team continues to play a significant role in building up additional B2B protocols. Additionally, due to our experience working with TIBCO products, we have also had the opportunity to work on additional professional services for local TIBCO customers under separately billed assignments.

A Fortune 100 multinational software company

Client’s Project Requirements.    The software company is mainly engaged in operating system development for personal computers. Application compatibility is typically a critical concern for personal computer users when upgrading to a new version of an operating system, and may significantly affect this client’s sales performance. In a recent important release, this client needed to develop a software component and conduct extensive testing to ensure applications under the older version operating system would be compatible with the new version. It decided to appoint an independent service provider for this specific issue due to a tight schedule and budget concerns. The task required not only in-depth knowledge of both the old and new versions of this operating system, but also rich experience in software development and testing work.

Our Solutions.    We assembled a highly qualified and experienced development and testing team, and dispatched them to the client’s premises to work closely with its development personnel. During the four-month development process, our professionals designed various transition programs of the software component for over 80 types of applications, and automated over 70 tests covering approximately 160 Application Programming Interfaces, or APIs. Our understanding of the two versions of the operating system, know-how across development and testing processes, and outstanding communications and coordination capabilities enabled us to deliver the work on time, facilitating the client’s successful launch of the upgraded operating system.

Current Relationship with Client.    We were one of the first Chinese service providers to help this software company resolve such a technically challenging and strategically important issue. Since then, we have been involved in a wide range of R&D services for this client on over 100 projects. Currently, we are one of the largest Chinese service providers working with this software company in terms of revenues and number of dedicated professionals. Meanwhile, we have been appointed by this client for more technically challenging projects such as developing operating systems on various embedded devices.

Huawei (a leading Chinese telecommunications equipment manufacturer with over 61,000 employees)

Client’s Project Requirements.    In 2004, Huawei appointed us to develop label switch protocol management system, or LSPM, version 1.0, for network management of Internet communications. As Huawei’s customers, who are mainly telecommunications carriers, were in urgent need of this system, we were required to deliver LSPM version 1.0 within a tight timeframe.

Our Solutions.    We assembled a project team consisting of an experienced project manager and 10 professionals, each with a background in the telecommunications industry, to facilitate our completion of this project within the required deadline. Since LSPM was designed for the provision of an integrated platform for all network switch elements, our team devoted extensive efforts to making the system compatible with switch equipment manufactured by various vendors. Our LSPM version 1.0 also provides Huawei’s customers with a user-friendly interface to efficiently manage network communications and shorten their response time to telecommunication service subscribers. In addition, we adhered to high standards of quality control, risk management and progress control in performing our work for this project.

Current Relationship with Client.    Historically, Huawei was reluctant to outsource software development due to quality concerns. Recognizing the quality of our services for LSPM version 1.0, Huawei further engaged us to develop LSPM version 2.0 and version 3.0 under subsequently negotiated assignments, which had a project scale much larger than that of version 1.0. Currently, we are one of the major R&D service providers of Huawei.

Enterprise Solutions

We provide clients with a full spectrum of services in enterprise solutions, including enterprise resource planning, or ERP, customer relationship management, or CRM, supply chain management, enterprise application integration, or EAI, and system support and maintenance. We provide implementation and maintenance services for major enterprise resource planning systems, including SAP, Siebel, Peoplesoft, JD Edwards, Microsoft Dynamics and Oracle E-Business Suite. We provide comprehensive management and ongoing optimization of customer enterprise solutions. Our offerings, which are usually billed separately on a time-and-material basis, include:

•	packaged evaluation and selection;

•	packaged implementation;

•	customization;

•	regional rollout;

•	enhancement, maintenance and product support;

•	version upgrades; and

•	business intelligence/data warehouse, or BI/DW.

Our enterprise solutions are intended to help our clients focus on their core competencies and significantly reduce the clients’ expenses by taking advantage of our IT expertise. We focus on providing customized enterprise implementation that is both innovative and seamless, offering clients cost-effective solutions for consistent results.

The following case studies describe the enterprise solutions services we provide to two of our clients:

A Fortune 100 company in the wireless and broadband communications business

Client’s Project Requirements.    Facing intense competition from other industry players, the communications company was under pressure to improve the efficiency and effectiveness of its channel management. The Mobile Devices Business Unit of the communications company intended to introduce a system based on the Siebel platform with the following defined targets:

•	accurate sales forecast by model and retail shop;

•	operation performance evaluation by volume and profitability by retail shops; and

•	sales and competition analysis to outline promotion and incentive plan.

Our Solutions.    We have worked closely with the communications company’s other service providers on this project since February 2006. Our team actively participated in the full life cycle of Siebel implementation from business requirements analysis, system design analysis, system structuring, implementation, testing, release to production, post production support and post-production change requests and enhancements and operation. As of September 30, 2007, we had devoted over 250 man-months to this project. We performed extensive studies and interviews to better understand the client’s specific needs and designed solutions by tailoring the Siebel system to meet the client’s business needs and technical requirements. Since the launch of the system, the communications company has significantly improved its retail channel management.

Current Relationship with Client.    Following the operation of the above project, we continue to provide supporting services for the client’s system on an on-going basis under separately billed assignments. We are also responsible for the installation and maintenance of the system under various operating environments. Furthermore, this client chose us to be one of its preferred service providers in Siebel implementation.

Adidas (a world leading sportswear and sports equipment manufacturer with over 26,000 employees)

Client’s Project Requirements.    Adidas, which we have served since 2006, needed assistance in implementing a system to handle and analyze data from the following sources:

•	thousands of franchised stores across China;

•	a growing number of wholly-owned outlets; and

•	entities previously owned by Reebok which Adidas acquired.

In late 2006, Adidas appointed us to deliver a DW/BI solution to efficiently store, manage and utilize its business data.

Our Solutions.    In early 2007, we began developing a Cognos based DW/BI solution capable of helping Adidas to achieve its goal of improving its supply chain and financial management framework. We designed and implemented a DW/BI solution to extract data from Adidas’s SAP system, transfer such data to Microsoft Structured Query Language, or SQL, server pre-staging database, and load the data into a data warehouse in an expedient and cost effective manner. The team then generated standard reports and online analytical processing, or OLAP, to fulfill the demands of Adidas’s key users and data analysts. We conducted the requirement collection process by analyzing business processes and performing comprehensive tests to ensure that the system conformity and performance standards were met. Recently, we have also been requested to provide post-production support under separately billed assignments to ensure stable operation of the data warehouse and function as a helpdesk to support the ongoing changes in user data requirements.

Current Relationship with Client.    As our relationship with Adidas evolves, we have accumulated extensive knowledge of Adidas’s IT systems. We have successfully expanded our services to Adidas, such as phased data warehouse construction, Cognos reports/cube development, and post-production support. Our Adidas team is comprised approximately of ten engineers dedicated to working on various Adidas projects. As of September 30, 2007, the team had devoted over 60 man-months to data warehouse design, data integration from SAP, and BI platform construction for Adidas. We intend to continually leverage our understanding of Adidas and its IT systems to provide more support and solutions for this client in the future under separately billed assignments.

Application Development and Maintenance

We design, develop and implement software solutions to meet a variety of client requirements. We also provide maintenance services for large software systems, which may include modifications and enhancements to the system and product support. Unlike our R&D services that target research and development spending by technology product development companies, our ADM services target our clients’ other IT spending, which is generally controlled by their chief information officers. We perform application design, programming, testing and maintenance either in our delivery offices or at our clients’ sites. Our projects include new development and significant functional enhancements to existing software applications. We have developed expertise in mainframe, customer-server, Internet and mobile software technologies and on emerging platforms such as Windows series, Linux, Unix, IBM Mainframe and Symbian. Our major programming language tools include C/C++, Java/J2EE/J2ME, JSP and .NET.

We offer a wide spectrum of ADM services to our clients, designed to help them manage their IT outsourcing spending. The following case study describes the ADM services we provide to one of our clients:

NEC System (a subsidiary of NEC Corporation, a multinational technology company headquartered in Japan with operations in over 40 countries)

Client’s Project Requirements.    NEC System positions itself as a key supplier of application solutions to governments, telecommunications carriers and enterprises and has built up its core competencies in this sector. Facing intensive competition from other industry players, declining project prices and climbing labor costs, as well as customers’ constantly changing demands and increasing requests for customization, NEC System decided to outsource development work to lower-cost locations, such as China. However, NEC System has always had concerns about outsourcing, particularly in the following aspects:

•	quality assurance, which is critical for NEC System to serve its customers in Japan;

•	on-time delivery; and

•	understanding the demands of end users.

Our Solutions.    Shanghai Solutions, which we acquired in 2007, built up a team to assist NEC System in 2002. Currently, we maintain a dedicated development team of over 100 engineers for NEC System. Our strict cost control, project management experience and economies of scale brought cost advantages to NEC System in the Japanese market. To meet the quality requirements of NEC System’s customers, we designed a set of development processes and a quality control system which meet NEC System’s own standards. We have also strengthened NEC System’s confidence in our quality control through stringent internal inspection and continual improvements. Through our real-time Web-based monitoring and communications system, we are able to control the work progress and better understand the demand and feedback from NEC System and its customers. In addition, our in-depth industry expertise has enabled NEC System to better serve its customers in a short timeframe.

Current Relationship with Client.    We set up a WEB Application System Development Center in Shanghai for NEC System with approximately 200 engineers, and have devoted over 100 man-months for NEC System’s projects every month. Our partnership with NEC System has enabled it to sustain a competitive position in the Japanese market. For instance, due to our delivery capability, NEC System won a project of 1,500 man-months from COREPLUS, lasting from 2004 to 2007.

In addition, NEC System is currently a minority shareholder of our subsidiary, Shanghai Solutions, which further solidifies the strategic partnership between NEC System and us.

Quality Assurance and Testing

Businesses rely on quality assurance and testing to reduce defects and enhance IT applications. As testing is relatively independent from the development process, many clients outsource testing to third-party service providers, which also mitigates conflicts of interest faced by their internal testing department and enhances the neutrality and accuracy of testing. Our testing services help clients successfully and cost-effectively realize their goals. Our advanced testing skills, cost-effective testing approaches, and proven testing methodologies help clients improve their hardware and software.

We offer customized and automated testing practices according to clients’ business needs, including functional testing, globalization and localization testing, automation testing, performance testing, remote testing and test process consulting. Our testing engineers are well trained in several test management tools such as Performance Studio, WinRunner/LoadRunner and TestDirector.

The following case study describes the quality assurance and testing services we provide to one of our clients:

A Fortune 100 financial services company

Client’s Project Requirements. In 2006, a European subsidiary of the financial services company decided to adopt a new system to manage its banking businesses ranging from retail banking, credit cards to capital markets services. Due to the complexity of the project and its importance to our client’s business, rigorous tests must be conducted before the launch of this new system. The client required that the service provider have:

•	extensive experience in testing;

•	solid knowledge of financial services industry practice;

•	clear understanding of relevant local regulations; and

•	cost effective and timely delivery capabilities.

Our Solutions. We set up a joint testing center with the client in 2003, where we established well-defined testing processes, methodologies and project management procedures for the client’s projects. For this specific testing project, we formulated a comprehensive testing plan together with the client’s software developers. We deployed, on short notice, a dedicated testing team of over 100 engineers. We participated in the testing work during each phase of the project, from system integration testing during system development to customer acceptance testing during implementation. The project is proceeding smoothly and is expected to be completed in 2008.

Current Relationship with Client. Our testing team dedicated to the client’s joint testing center had grown to approximately 165 engineers as of September 30, 2007. Since 2006, we have also been retained by the client’s Asia-Pacific research headquarters and other branches for various testing projects under separately billed assignments.

Globalization and Localization

We started our business in 1995 by offering globalization and localization services to help clients penetrate local markets. We also started our engagement for several of our key clients, such as IBM, by providing quality globalization and localization services. Our globalization and localization services consist of a multi-step process to create the specific language versions of our clients’ software and hardware, including software applications, printed documents, communications materials, website contents, desktop publishing, E-learning and training content. Our globalization and localization services are generally billed on a time-and-material basis. Our customized solutions include:

•	software and content localization;

•	localization engineering;

•	localization testing;

•	internationalization engineering; and

•	internationalization testing.

We provide these services to meet our clients’ cultural, linguistic, legal, technical and marketing requirements in a specific country or region. Currently, we provide high-quality globalization and localization services at significant cost savings and offer translation services into over 35 languages, including English, simplified Chinese, traditional Chinese, Japanese and Korean. Our superior project management capability enables us to maintain long-term relationships with our clients as they generally continue to work with us for upgraded versions or updates of existing products, under separately negotiated and billed contracts or SOWs entered into subsequently.

The following case studies describe the globalization and localization services we provide to two of our clients:

A Fortune 100 international information technology company

Client’s Project Requirements.    In 1998, the information technology company decided to release an upgraded version of its enterprise solution product which enables customers to better manage their infrastructure operations and IT processes, in the Asian market. The information technology company required that the upgraded enterprise solution product with all of its new features be translated into multi-linguistic versions, and all testing work be completed to ensure the stability and suitability of these versions. This project required not only globalization and localization expertise, but also deep understanding of the structure and features of the enterprise solution product. In addition, the information technology company targeted to release qualified local versions in Asia within a very short lead time.

Our Solutions.    As a major testing vendor for the enterprise solution product of this information technology company, we had accumulated in-depth knowledge and experience with respect to its enterprise solution product. We set up a team consisting of localization and testing experts to provide one-stop-shop services to the information technology company, from translation, desktop publishing in Simplified Chinese, English, Japanese, Korean and other languages, to localization testing and localization engineering. In particular, by leveraging our project management experience, we designated a senior project manager to control the working process, coordinate different service stages and plan an elaborate timetable in order to shorten the overall turnaround time. Within the planned budget, our localization services achieved quality delivery of the enterprise solution product localized versions in a timely manner.

Current Relationship with Client.    As one of this leading information technology company’s earliest localization vendors, we have maintained a long-term relationship with this client for its different product lines. We have approximately 45 dedicated professionals in the client’s localization team each year, providing localization, engineering, and translation verification testing services. In addition, we provide a full-spectrum of services, including quality assurance and testing, software development and enterprise solutions.

A Chinese subsidiary of one of the largest global enterprise software providers

Client’s Project Requirements.    The client believed that a truly global enterprise software company should have a presence in every country and decided to expand their business to Asia, especially China. In order to attract local Chinese customers and successfully penetrate the Chinese market, the client sought to develop Chinese versions of its products, including user interface applications, user manuals and related content.

Our Solutions.    We established a highly qualified in-house engineering team dedicated to the client’s localization project. Our team worked closely with engineers and business managers of the client to obtain first-hand information from end users, which helped us to better understand end users’ behavior patterns and provided us the basis to structure and customize user interface applications and improve user manuals. Following the completion of the user interface application construction, we also designed test plans and implemented the test cases/scenarios to monitor and ensure the functionality and compatibility of the localizations and customizations. We performed extensive analysis and were able to meet the following requirements of the client:

•	domain expertise and technical sophistication to handle complex enterprise applications;

•	understanding of Chinese culture and end users’ behavior and habit;

•	resource management capacity to meet the tight schedule and minimize risks; and

•	lower costs compared to existing service providers in the United States.

Current Relationship with Client.    Our capability to respond to the fast-changing market on short notice and our user-friendly interface applications contributed to the success of the client’s development strategy in China.

We have had a dedicated localization team for the client with approximately 25 localization professionals each year. Most of them have been serving the client on localization testing and engineering since 2001. We now provide a full range of localization services for multiple enterprise solutions for the client in Asia.

Our successful partnership with the client extends beyond localization services. In 2004, the client chose us as its sole partner in China to set up a CDC for the client. Currently, the client’s CDC, along with our localization service team provides ongoing testing services, enterprise solution customization and localization services to the client. We bill such services on a time-and-material basis. Our comprehensive services helped the client to enhance its enterprise solution capabilities in China.

Delivery of Our Services

In addition to providing services from our facilities, we offer our clients flexible delivery alternatives through our CDCs and through onsite teams operating on our clients’ premises.

CDCs

We currently operate a number of CDCs with dedicated project teams and facilities designed to tailoring solutions for individual clients. The professionals in our CDCs work with clients to develop and deliver business operational improvements with the goal of achieving higher performance at lower costs. We typically lease premises, purchase or lease relevant equipment and facilities, in some cases reimbursed by our clients, and hire engineering professionals as required by our clients. All of our CDCs have high-speed broadband connections to the clients’ facilities via dedicated lines. Our CDCs employ advanced technology and process-based methods to ensure a high level of security. The intellectual property rights in relation to the software products we develop for our clients are generally owned by our clients. These approaches successfully address our clients’ concerns in terms of security and intellectual property protection when selecting outsourcing service providers. The resources committed to our clients at our various CDCs also help to inspire our clients’ confidence in our competencies and capabilities, thus enhancing customer loyalty.

The following table sets forth certain information as of September 30, 2007, for our CDCs operated for the three largest clients of our CDC services based on our net revenues for the six months ended June 30,2007:

Client	Location	Time of Establishment	Service Lines	Leased Office Area (in square meters)
Citibank	Shanghai	May 2004	Testing	1,503
TIBCO	Beijing	October 2005	R&D services	2,563
Microsoft	Beijing	May 2006	R&D services	1,072
	Shanghai	June 2006	R&D services	1,339
	Shanghai	February 2007	R&D services	1,726

CDCs comprise an important platform for China-based IT services companies, like us, to deliver their services. To address clients’ concerns with respect to security and intellectual property rights, IT services companies generally grant clients an option to acquire their CDCs, which options we believe are rarely exercised due to cost and other considerations associated with changing the operators of CDCs. We believe that the transfer fees agreed between our clients and us for our clients to acquire our CDCs are generally no less than the carrying value of our assets in the relevant CDCs.

The following case study describes our relationship with one of our CDC clients.

TIBCO

We first offered CDC services to TIBCO after it migrated certain research and development work from India to us in October 2005.

Our TIBCO CDC is located on leased premises and is equipped with 200 computers and ancillary equipment and furniture. The CDC is connected to TIBCO’s facilities through a dedicated virtual private network, or VPN. The intellectual property rights in relation to the software products we develop for TIBCO are owned by TIBCO. We have deployed advanced technology and process-based methods to ensure a consistently high level of security. We have granted an option to TIBCO to acquire this CDC, including the facilities, employment relationships with our professionals working in the CDC and certain operating relationships such as the lease for the premises, in consideration of an agreed transfer fee.

We believe our in-depth experience in developing TIBCO products via our CDC and our commitment to real-time response have played an important role in TIBCO’s marketing efforts. In 2006, we successfully helped TIBCO win several important bids. Furthermore, our presence in major Chinese cities and our deep understanding of the Chinese culture and the local market dynamics help us provide prompt technical support to

TIBCO’s Chinese sales force. For instance, we assisted TIBCO in successfully securing two Chinese banking customers in 2007. Our dedicated professional team for TIBCO in China does not face the distance, time and cultural differences encountered by TIBCO’s U.S. team with its Asian customers. We believe that our participation in TIBCO’s sales and marketing activities presents new opportunities to further develop our relationship, and will contribute to our revenue growth while creating additional value for TIBCO.

We have maintained a high-quality research and development team of professionals for TIBCO, all of whom hold undergraduate and graduate degrees, with approximately 19% of them having completed part or all of their education in the United States, Europe, Australia or Singapore. Our TIBCO team’s attrition rate was only 6% and 10% in 2006 and for the nine months ended September 30, 2007, respectively. The quality educational background and low attrition rate of our team ensure continuity in our institutionalized knowledge and experience from cooperation with TIBCO.

Onsite Teams

Some clients require the presence of our project teams on their or their customers’ premises. We maintain a certain portion of our professionals on our clients’ or their customers’ premises, in order to ensure optimal collaboration and close interaction between the clients’ teams and our project team and to provide a comprehensive range of IT services that meet our clients’ expectations. For clients to whom we provide CDC services such as TIBCO, we usually rotate 6% to 15% of our project team members to our clients’ sites. In other cases, a higher proportion of our professionals may work onsite based on the confidentiality and technical requirements of our clients.

Quality and Process Management

We have invested heavily in the customization and application of the VanceInfo Technical Delivery Platform, or VTDP, incorporating a technical process management system developed by Digite, a leading provider of collaborative enterprise application software for process and portfolio management. We broadly apply VTDP in our services in various industries to streamline our delivery process and project management. On this platform, we are able to define various project processes, monitor the project schedule and workforce allocation, and improve our requirements management, testing management, defect management, risk management and resource management. We believe our VTDP has greatly improved our global delivery capability, process maturity and timely decision-making.

We typically follow the standard process requested by our clients and have devoted substantial efforts to obtaining certification under certain generally recognized quality control systems. We are ISO 9001 certified. In September 2006, our IT engineering process received a Level-Three assessment under the Capability Maturity Model Integration, or CMMI, an industry recognized rating system for systems engineering developed by Carnegie Mellon University. We expect to receive a Level-Five assessment, the highest attainable certification, in 2008.

We focus on developing and refining our methodologies, tools and techniques, implementing metrics, improving estimation processes, ensuring the quality of our product and managing the project delivery process. Our professionals conduct short-term and long-term research in the areas of knowledge management, performance testing, and education and training methodologies. Our professionals compile training materials for our on-campus programs from time to time.

Sales and Marketing

Our sales and marketing strategy seeks to increase clients’ awareness of our service lines, generate new and repeat business from target clients, promote client loyalty and enhance brand recognition. We promote our services directly through our business development, or BD, team. Members of our executive management team are also actively involved in managing key client relationships through targeted interaction with our clients’ senior management. We also assign midlevel managers with service line expertise to assist our BD team in exploring business opportunities.

Sales and Marketing Organization.    As of September 30, 2007, our BD team consisted of 41 full-time sales personnel, including 36 sales managers, each of whom is responsible for a designated sales region. We have sales offices in major cities in China and in Silicon Valley, Seattle, New York, Tokyo and Hong Kong. We plan to enhance our sales efforts by recruiting more sales professionals and setting up additional sales offices overseas.

New Business Development.    We use a cross-functional, integrated sales approach under which our executives, sales personnel and midlevel management analyze potential projects and collaboratively develop strategies to promote our expertise to potential clients. This approach allows for a smooth transition to execution once a sale is secured. For larger projects, we typically bid against other IT service providers in response to requests for proposals. Clients often cite the following as reasons for awarding us contracts: our flexible delivery model, comprehensive outsourcing services, ability to scale, superior quality and process execution, industry expertise, experienced management team, talented professionals, strong track record and competitive pricing. In addition, client referrals and cross-selling provide objective validation of our competitive strengths. We often gain new business opportunities through referrals from existing clients to new clients or the different departments of our existing clients.

Enhancing Brand Visibility.    We also devote substantial efforts to public relations, attendance at global exhibitions and conferences, governmental relations and advertising. For example, we attend various forums organized in the United States, including the China Outsourcing Summit hosted by Gartner and the Global Technology Conference organized by Oracle in 2006. We have also taken part in various annual exhibitions held in major cities across China. We believe our marketing team’s efforts have enhanced our company’s corporate image and brand name.

Our Clients

Our clients include large corporations headquartered in the United States, Europe, Japan and China. We have a strong market share of U.S. and European corporations operating in China and have a growing presence in Japan. The number of our clients increased significantly from 66 for 2004 to 187 for the nine months ended September 30, 2007.

The following table sets forth our net revenues by geographic breakdown for the periods indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2005		2006		2006		2007
	(in $ thousands, except percentages)				(in US$ thousands, except percentages)
United States(1)	13,325	86.1%	24,717	85.1%	9,560	86.0%	19,733	77.7%
Europe(1)	337	2.2	714	2.5	336	3.0	1,843	7.3
Japan(1)	1,040	6.7	1,548	5.3	672	6.1	1,837	7.2
China(1)	718	4.6	2,065	7.1	547	4.9	1,958	7.7
Others	61	0.4	7	0.0	3	0.0	27	0.1

Total net revenues	15,481	100.0%	29,051	100.0%	11,118	100.0%	25,398	100.0%

(1)	Countries or regions where the headquarters of our clients are located.

Microsoft and IBM, our top two clients, each accounted for over 20% of our net revenues in 2005 and 2006. In the six months ended June 30, 2007, one of these clients accounted for over 20% and the other accounted for over 15% of our net revenues. In the aggregate, these two clients accounted for approximately 57.8%, 53.1% and 40.5% of our net revenues for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, respectively. The volume of work we perform for specific clients is likely to vary from year to year, as we typically are not their exclusive external IT service provider. Accordingly, a major client in one year may not contribute the same amount or percentage of our net revenues in a subsequent year.

We typically enter into MSAs with our clients, which are either renewable for successive one-year periods, or have no fixed terms. These agreements typically stipulate our general responsibilities and obligations, the service quality standard, a confidentiality undertaking and the ownership of intellectual property rights.

For example, we entered into MSAs with each Microsoft entity that we have served. Under these MSAs, we are required to observe the program administrative guidelines as established by Microsoft from time to time. We may not subcontract any portion of all of our work to a third party without the prior written consent of Microsoft, and rights to our work results are assigned to Microsoft upon creation. In addition, we are required to indemnify Microsoft or its affiliates if we violate the MSAs or applicable law, or infringe third parties’ intellectual properties. Similarly, under the MSAs between us and each IBM entity that we have served, we make representations and warranties that our deliverables and services do not infringe any privacy, reputation or intellectual property rights of any third party. Any work products developed by us belong exclusively to IBM. Our employees working on IBM’s premises also need to comply with IBM’s security, activity and asset control guidelines. Our MSAs with Microsoft and IBM also require us to maintain specified insurance coverage, including commercial general insurance, public liability insurance and professional liability insurance, in which the client shall be named as an additional insured party. The MSAs are not commitments to purchase our services, and generally may be terminated without cause on short notice or when there are no outstanding SOWs under them.

For each specific project, clients place service orders with us from time to time through SOWs. We usually bill our clients a time-based fee or a fixed price according to clients’ requirements and our negotiations with clients. Our SOWs with Microsoft mainly describe our work scope and specifications, the performance and acceptance criteria, the delivery schedule and price and payment terms. Similarly, our SOWs with IBM typically describe our work scope, the delivery schedule, the acceptance methods, quality schedules, and price and payment terms. Under the SOWs, IBM has the right to audit our charges and invoices and to inspect our performances. Our clients typically have a right to terminate their SOWs on short notice without any cancellation charge.

Competition

The offshore IT services market is highly competitive. Competition in the offshore IT services market depends in large part on industry experience, quality of the services offered, reputation, marketing and selling skills as well as price. No single participant or group of participants dominates the entire market or any of the segments, and we expect competition to intensify. We compete in the offshore IT services market primarily with:

•	Chinese IT services companies, such as Achievo, Chinasoft International, DHC, Hisoft, Neusoft and SinoCom;

•	Indian IT services companies, such as Cognizant, HCL, Infosys, Satyam, Symphony, TCS and Wipro; and

•	offshore IT service providers in emerging outsourcing destinations with low wage costs such as the Southeast Asia, Latin America and Eastern Europe.

Our international competitors are either setting up operations in China or are increasing their presence in China as offshore operations in China are increasingly becoming an important element of their delivery strategy. This has resulted in increased employee attrition among Chinese IT service providers and increased wage pressure to retain IT service professionals. We believe, however, that price alone is not a sustainable competitive advantage in an environment where IT solutions are becoming increasingly critical to clients’ core corporate strategies. We have, therefore, built our competitive position primarily on our ability to leverage our industry specific knowledge and experience in a broad range of IT services, manage and maintain key customer relationships, continually monitor and improve our delivery excellence and attract and retain highly skilled professionals.

Human Capital

We view our employees as critical to our business operations and future prospects. We are committed to remaining among the industry’s preferred employers in China. As of December 31, 2004, 2005 and 2006, we employed 652, 1,186 and 2,290 employees, including 536, 1,015 and 1,962 professionals, respectively. As of October 31, 2007, we employed 3,497 employees, including 3,047 professionals. The following table sets forth the breakdown of our employees by function as of October 31, 2007:

Function	Number
Professionals	3,047
Administration	280
Sales and Marketing	42
Human Resources	128

Total	3,497

We believe our culture and reputation as a leading offshore software development service provider in China enable us to recruit and retain talent in China. The key elements that define our human resource management strategy include:

Recruiting

We have built our talent pool by recruiting qualified lateral employees and new graduates from leading universities, colleges and other academic institutions in China. We conduct lateral hiring primarily in China through domestic recruiting agencies. We also source qualified applicants from India, Japan and North America through international recruiting agencies. Due to our employees’ satisfaction with our working environment, they also tend to refer candidates to join our company. In 2006 and the nine months ended September 30, 2007, over 9.0% and 10.0% of our new employees were employed through referrals from existing employees.

We typically recruit only the students who have consistently demonstrated high levels of academic achievement. We rely on a rigorous selection process involving a series of face-to-face interviews to identify the best applicants. This selection process is continually assessed and refined based on our review of our historical hiring process. For example, in the three months ended October 31, 2007, we received approximately 78,000 applications, interviewed approximately 7,100 applicants and extended job offers to approximately 580 applicants. Of our over 3,400 employees as of October 31, 2007, approximately 2,500 employees have bachelor’s degrees and approximately 400 employees hold graduate degrees. In order to increase our profile among a steady and large talent pool from which we can recruit professionals to support our expansion, we sponsor an internship program at 14 universities in China and conduct various other on-campus training activities. Most of the students who attend our internship and training programs join us as employees. We were named one of the “Top 100 Employers Most Favored by University Graduates” by China Central Television Economic Affairs Channel and two career services organizations in 2006.

Training and Development

Our training, continuing education and career development programs are primarily designed to ensure that our professionals enhance their skill-sets commemorate with their respective roles. Our employees generally receive periodic on-the-job training. We also provide special training programs to professionals serving specific clients on specific projects. Our employees can also update their industry knowledge through our internal on-line community, seminars and lectures given by our senior engineers or experts recommended by our clients. We offer our employees multiple avenues and choices for personal and professional growth. We continually provide our professionals with challenging assignments to develop new skills and gain exposure to new technologies and global opportunities. We have introduced an employee evaluation system to recognize high performers and provide constructive feedback and coaching to all employees.

Compensation and Retention

Our professionals currently receive salaries and benefits that we believe are competitive in the industry. We adjust our compensation packages annually based on market conditions, compensation surveys and individual performance. Our employees are also eligible for equity incentives. For more information on the terms of our share incentive plan, see “Management—Share Incentive Plan.”

We endeavor to provide a challenging and entrepreneurial working environment to our employees. To respond to competition and to align our offshore compensation levels with the international market, we have implemented certain measures to limit our level of attrition. These include an annual salary review, the introduction of performance-related bonuses, and the adoption of employee stock option plans. Through the various programs described above, we seek to identify and develop high-performers early in their careers and retain their services to support our growth.

We consider our relations with our employees to be good, and our employees are not represented by any labor union.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of domain name, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We have proprietary know-how in software development and testing methodologies. We are in the process of registering our trademarks, “VANCEINFO” and “ .” We have registered our domain names, www.vanceinfo.com, www.vanceinfo.net, www.vanceinfo.com.cn, www.vanceinfo.net.cn and www.vanceinfo.cn. Two of our subsidiaries, ITC and Shanghai Solutions, have also registered two domain names, www.innovationtech.net and www.solutions.sh.

We require our employees and subcontractors to enter into non-disclosure agreements to limit access to and distribution of our clients’ proprietary and confidential information as well as our own. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf must be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business must be kept confidential by such third parties. However, our clients usually own the intellectual property rights in the software we develop for them. We are responsible to our clients for complying with certain security obligations, including maintaining network security, backing-up data and maintaining a virus free network. We cannot assure you that we will be able to comply with all such obligations without incurring any liabilities.

In addition, the terms of our contracts with clients often impose particular confidentiality and security standards. We have established a system of security measures to protect our computer systems from security breaches and computer viruses. We have employed advanced technology and process-based methods to ensure a high level of security, such as clustered and multi-level firewalls, intrusion detection mechanisms, vulnerability assessments, content filtering, antivirus software and access control mechanisms. We use encryption techniques as required. We control and limit access to client-specific project areas, particularly at our CDCs.

We previously conducted business under the trade name “WORKSOFT” and used “WORKSOFT” in our subsidiaries’ company names. In January 2007, we were informed by Worksoft Inc., a U.S. software developer, that it has registered the trademark “WORKSOFT” in the United States. After communications, we decided to use a new business name, and Worksoft Inc. agreed to give us a 10-month period from July 2007 for transitioning to the new name. We are now in the process of changing our trade name to “VanceInfo” and our subsidiaries’ company names accordingly.

Technology, Facilities and Infrastructure

A key component of our global delivery model is the telecommunications linkage between client sites and our sites and among our various sites in China and overseas. We have designed a high-quality, scalable and secure network architecture that provides client connectivity, CDC connectivity and broadband connectivity. This network provides seamless access and uses high capability networks and advanced routing protocols for redundancy. Although we rely on third parties such as telecommunications providers and Internet service providers to provide such services, we ensure that we have multiple service providers using multiple routes and media to attain high levels of redundancy, availability and performance.

Our clients operate in multiple jurisdictions and have a variety of voice and data systems. Our in-house solution architecture team has the capability to understand and integrate our clients’ voice and data networks with our networks, support procedures, security environment and reporting procedures to create a homogeneous environment for consistent service delivery.

We have a technology operations team which provides IT support to our employees to ensure that our employees face minimal loss in time and efficiency in their work processes. In addition, we have an enterprise wide “Centralized Service Desk” where our employees can log their requests or report any malfunctions.

Our principal executive offices are located on premises comprising approximately 5,600 square meters in an office building in Zhongguancun Software Park, Beijing, China. We have leased all of our facilities from unrelated parties, and most of our leases are renewable at our option.

We have seven offices in Shanghai, Dalian, Xi’an, Wuhan, Hangzhou, Nanjing and Shenzhen, China under leases with terms ranging from one to five years. Outside of China, we maintain offices in Silicon Valley, Seattle, New York, Tokyo and Hong Kong under leases with terms ranging from one to three years.

The following table describes each of the leases for our headquarters and other delivery centers as of September 30, 2007:

Location	Space (in square meters)		Usage of Property	Expiration Time
Beijing	2,656		R&D Services	February 2008
	1,373		General Administration Globalization and Localization R&D Services	March 2009
	1,487	*	General Administration Globalization and Localization R&D Services	January 2009
	1,487		ADM, R&D Services	February 2008
	1,382		R&D Services	March 2008

Shanghai	1,503		Quality Assurance and Testing	March 2009
	1,326		R&D Services	March 2008
	1,739		R&D Services	May 2010
	1,758		ADM, Quality Assurance and Testing, R&D Services	April 2008
	2,714	*	ADM	June 2009

Nanjing	1,511		R&D Services	February 2012

Shenzhen	1,210		ADM, R&D Services	September 2008

*	The sum of space under multiple leases.

We currently have capacity for approximately 4,400 professionals and general and administrative personnel at these facilities. As of September 30, 2007, we used approximately 78.0% of our existing office space for our operations.

Legal Proceedings

From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation that, in the opinion of our management, is likely to have a material adverse effect on our business or financial condition.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Information Service Industry Regulations

On June 24, 2000, the State Council promulgated the Certain Policies in Encouraging the Development of Software and Integrated Circuit Industry (the “Encouraging Policy”) to promote the development of the software and integrated circuit industries in China. Pursuant to the Encouraging Policy, the software enterprises in China are entitled to preferential treatment, including financing support, tax preferential treatment, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. For example, a recognized software enterprise is entitled to an exemption from EIT for its first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. A key software enterprise under the State plan is entitled to a 10% EIT. All of the above qualifications are subject to an annual assessment by the relevant government authority in China. Enterprises which fail to meet the annual examination standards are not entitled to the favorable EIT treatments.

On October 16, 2000, the Ministry of Information Industry, Ministry of Education, Ministry of Science and Technology and the State Administration of Taxation promulgated the Certifying Standards and Administration Measures for Software Enterprises (Trial Implementation) (the “Certifying Standards”). The Certifying Standards further elaborated the provisions of the Encouraging Policy by establishing the specific standards and procedures for the recognition and annual assessment of software enterprises.

Shanghai Solutions, one of our subsidiaries, was incorporated in 2002 and was recognized as a “software enterprise” in 2003, therefore, it was entitled to be exempted from EIT in 2003 and 2004, and has been subject to a 16.5% EIT rate from 2005 to 2007. Furthermore, Shanghai Solutions was recognized as a “key software enterprise under the State plan” in 2006, which entitled it to a 10% income tax rate in 2007.

On January 4, 2001, the Ministry of Foreign Trade and Economic Cooperation, Ministry of Information Industry, State Administration of Taxation, General Administration of Customs, State Administration of Foreign Exchange and the State Statistics Bureau promulgated the Circular Concerning Relevant Issues about Software Export (the “Circular”). Pursuant to the Circular, enterprises exporting software are entitled to preferential treatment including governmental financial support, preferential interest rate of export credit and tax preferential treatment.

Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. We have registered our Wensi Load management system and Octiga distribution resource management system with the State Copyright Bureau Beijing Branch. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of 10 years to registered trademarks. We have filed trademark applications for our trademarks, “VANCEINFO” and “ ” with the Trademark Office of the SAIC. The registrations for these trademarks have not been completed and according to the PRC law, and thus we do not enjoy proprietary right to these trademarks.

Tax

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—PRC Enterprises Income Tax, or EIT, and PRC Business Tax.”

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange.    The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended. Under the regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of the SAFE is obtained.

In addition, any loans to our operating subsidiaries in China, each a foreign invested enterprise, cannot, in the aggregate, exceed the difference between their respective approved total investment amount and their respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

Dividend Distribution.    The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, FIEs in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Future dividend distributions by VanceInfo Beijing to our company are subject to these regulations.

Notice 75.    On October 21, 2005, the SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC, or offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with their local SAFE branch by March 31, 2006. To further clarify the implementation of Circular 75, the SAFE issued Circular 106 on May 29, 2007. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner.

Certain of the holders of options to purchase our ordinary shares are PRC residents. Our PRC counsel, Jun He Law Offices, has advised us that it is unclear under Notice 75 whether these optionholders would be deemed to be beneficial owners of our company for purposes of Notice 75 as a result of holding these options. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Jun He Law Offices, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure;

•

In spite of the above, given that we had completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for its approval of the listing and trading of our ADSs on the New York Stock Exchange; and

•	The issuance and sale of our ADSs and ordinary shares and the listing and trading of the ADSs on the New York Stock Exchange do not conflict with or violate this new PRC regulation.

Management

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Chris Shuning Chen	44	Chairman and Chief Executive Officer
Hao Chen	41	Director
Ruby Lu	36	Director
Shan Zhong	36	Director
Kui Zhou	39	Director
Daniel Mingdong Wu	41	Independent Director
Samuelson S.M. Young	56	Independent Director*
David Lifeng Chen	39	Chief Operating Officer
Sidney Xuande Huang	42	Chief Financial Officer
Stanley Ying Zhou	45	Chief Administrative Officer
Junbo Liu	45	Executive Vice President
Kevin Zhong Liu	35	Executive Vice President
Gerry Jianxin Lu	41	Executive Vice President
Jeff Jian Wu	40	Executive Vice President

*	Samuelson S.M. Young accepted our appointment to be the independent director of our company, effective immediately prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Directors

Mr. Chris Shuning Chen is our founder, chairman and chief executive officer. He co-founded our company in 1995, served as a managing director from 1995 to 1999 and became the chief executive officer in 1999. Prior to founding our company, Mr. Chen worked as a senior software developer at Great Wall Computer Software & System Co., Ltd., a Chinese company specializing in computer software and system integration, from 1989 to 1995, and spent two years on an assignment in the United States. He also participated in the development of the IBM OS/2 operating system from 1994 to 1995. Mr. Chen received his master’s degree in engineering from Huazhong University of Science & Technology and his bachelor’s degree in mechanical engineering from Tsinghua University.

Mr. Hao Chen has been a director of our company since 2005. He is nominated by Legend Capital, an investor of our Series A and Series B preferred shares. Mr. Chen is a co-founder of Legend Capital, a China based private investment fund, and has served as its managing director and head of investment since 2001. He also serves as a director of Spreadtrum Communications, Inc., a company listed on Nasdaq Global Market, Fujian Xinocom Technologies Co., Ltd., Beijing Kaiotne Information Technologies Co., Ltd., Beijing Zhongsou Online Software Limited, EYANG Technology Development Co., Ltd., Rock Mobile (Cayman) Corporation and Photonic Bridges Holdings Inc, all of which are technology companies invested by Legend Capital. From 2000 to 2001, Mr. Chen served as a deputy director of Corporate Planning Department and Human Resource General Manager of Legend Group, which was renamed as Lenovo Group Limited in 2004, a Chinese leading IT product manufacturer. From 1992 to 2000, Mr. Chen was general manager of Legend Advanced System Ltd., a subsidiary of Legend Group specializing in system integration. From 1988 to 1992, Mr. Chen worked as manager in Shenzhen Electronics Group Co., Ltd., a Chinese company that is engaged in manufacture and sales of computer and electronics equipment. Mr. Chen received his bachelor’s degree in computer and application from Huazhong University of Science & Technology.

Ms. Ruby Lu has been a director of our company since May 2007. She is nominated by DCM, an investor of our Series A and Series B preferred shares. Ms. Lu is a partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of other DCM portfolio companies, including Dang Dang, a leading e-commerce retailer in China; Bitauto, a media player focusing on auto industry; and Wikinvest, Inc., a user generated financial information website in the United States. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. During her tenure at Goldman Sachs & Co. from 1996-2003, Ms. Lu advised clients on projects ranging from privatization restructuring, corporate finance, mergers and acquisitions. Ms. Lu received her Bachelor’s degree in Economics with honors from the University of Maryland and Master’s degree in International Economics as well as Energy, Environment, Science and Technology from Johns Hopkins University, School of Advanced International Studies.

Mr. Shan Zhong has been a director of our company since 2005. He is nominated by Inno Global Technology Limited, a principal holder of our ordinary shares. Mr. Zhong joined Joincare Pharmaceutical Group Industry Company Limited, a Chinese pharmaceutical company listed on Shanghai Stock Exchange, in 2001 and has been a deputy general manager since 2006. He also has served as a director of Livzon Pharmaceutical Group Inc., a leading pharmaceutical company in China listed on Shenzhen Stock Exchange, since April 2007, and China Continent Property & Casualty Insurance Co., Ltd., a Chinese property and casualty insurance company, since 2005. From 1994 to 2001, Mr. Zhong worked in audit department of Deloitte Touche Tohmatsu LLP. He was a fellow member of the Association of Chartered Certified Accountant. Mr. Zhong received his bachelor’s degree in applied chemistry from Huaqiao University.

Mr. Kui Zhou has been a director of our company since 2006. He is nominated by Sequoia Capital, an investor of our Series B preferred shares. Mr. Zhou has been a principal of Sequoia Capital China since 2005 and a partner of Sequoia Capital China since May 2007. He is also a director of HDT Holding Technologies Inc., a China-based online advertising and marketing company, Best Partners Limited, a China-based mobile application company, SppayTech Holding Co. Ltd., a China-based mobile application company, Profit Star Limited, a China-based mobile application company, all of which are invested by Sequoia Capital China. Prior to joining Sequoia Capital China, Mr. Zhou served as a senior vice president at Legend Capital from 2001 to 2005. From 1999 to 2001, he served as a manager of corporate business development department of Legend Holdings Ltd. He was a deputy general manager of manufacture department of Zhongshan Telecom Device Limited, a Chinese company specializing in telecom device manufacture, from 1992 to 1997. From 1989 to 1992, Mr. Zhou worked as a director of power workshop for Southeast Tungsten Metallurgy, a Chinese metallurgy company. Mr. Zhou received his bachelor’s degree in electrical automation from Wuhan Technology University and his master’s of business administration degree from Tsinghua University.

Independent Directors

Mr. Daniel Mingdong Wu has been our independent director since October 2007. Mr. Wu has served as chief financial officer of Focus Media Holdings Limited, a China-based advertising company listed on the Nasdaq Global Market, since 2005. Mr. Wu was chief financial officer and a director of Harbour Networks Ltd. from 2004 until 2005. Prior to that, Mr. Wu was a partner of Bridgecross Ltd. from 2001 until 2003 and acted as chief financial officer of Wi-Comm United Communications Inc. from 2003 until 2004. From 2000 to 2001, Mr. Wu was a vice president for technology investment banking at Merrill Lynch (Asia Pacific) Ltd. From 1996 to 2000, Mr. Wu worked in the global communications group of Lehman Brothers Inc. Mr. Wu holds a bachelor’s degree from the State University of New York at Buffalo and a master’s of business administration degree from Columbia Business School.

Mr. Samuelson S. M. Young will serve as our independent director effective immediately prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Young has over 19 years of experience in information technology, financial services and business management. Mr. Young has been the Chairman of Ebridge Investments Limited, a China-based investment firm, and a senior advisor for the

Greater China region of Silver Lake Partners, a U.S.-based investment firm focusing on large scale investments in technology and related growth industries, since 2006. From 1978 to 2006, Mr. Young worked in various business divisions of IBM in Taiwan, Tokyo, Hong Kong and Tianjin, and was promoted to vice president of Financial Services Sector of IBM Asia Pacific in 2002. From 1995 to 1997, Mr. Young was a member of General Committee of Hong Kong Arts Festival Association and a consultant to the master’s program of business administration of The Hong Kong University of Science & Technology. Mr. Young received his bachelor’s degree in Applied Mathematics from the National Chung Hsing University, Taiwan.

Executive Officers

Mr. David Lifeng Chen is our chief operating officer and has been working with us since 2001. He co-founded Heteng Software in 2001. Mr. Chen served as a development manager at Asera, a leading B2B software company based in California in the United States, from 1999 to 2001. He worked for IBM Crossworlds as a product manager, a management consultant at KPMG Consulting, from 1997 to 1999. He served as a software engineer of the ERP development group at Oracle, a leading provider of enterprise resources planning software based in the United States, from 1995 to 1997. Mr. Chen received his master’s of science degree in computer engineering from the University of California, Irvine and his bachelor’s of science degree in electrical engineering from Tongji University.

Mr. Sidney Xuande Huang has been our chief financial officer since 2006. Prior to joining us, he was the chief financial officer of Longtop Financial Technologies Limited, a China-based software development and IT services provider, from 2005 to 2006. From 2004 to 2005, Mr. Huang served as the chief financial officer of 800buy China Limited, an e-commerce company in China. Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York from 2002 to 2004. He served as an audit manager of KPMG LLP from 1996 to 2000. Mr. Huang is a Certified Public Accountant in the State of New York. Mr. Huang obtained his master’s of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College in New York City, where he graduated as class valedictorian.

Mr. Stanley Ying Zhou is our chief administration officer and has been working with us since 1999. Mr. Zhou founded the localization business division of Shanghai Science and Technology University Development Co., Ltd., a Chinese technology company, in 1995. Prior to that, Mr. Zhou was an associate professor in the computer science department at the Shanghai University of Science and Technology, from 1984 to 1999. Mr. Zhou received his bachelor’s degree in Computer Science from Shanghai University of Science and Technology.

Mr. Junbo Liu is our executive vice president and has been in charge of our research and development service business since January 2007. He has been working with us since 2005. Mr. Liu served as a member of the selection committee of California NGI program in 2002. He obtained a U.S. Air Force software award for his outstanding work in building a high performance resource allocation system in 1999. Mr. Liu received his Ph.D. degree in computer science from University of Bremen.

Mr. Kevin Zhong Liu is our executive vice president and has been in charge of corporate training since 2006. He has been working with us since 1998. From 1996 to 1998, Mr. Liu was a software engineer, and then a project manager of Hong Kong Royton Technologies, a Hong Kong company engaged in computer data storage system integration and service. Mr. Liu worked for Great Wall Software Co., Ltd., a Chinese company specializing in computer software and system integration, as a software engineer in the localization project of the OS/2 kernel, from 1995 to 1996. He was a software engineer of Yige Software Co., Ltd., a Chinese company specializing in computer system integration, from 1994 to 1995. Mr. Liu received his bachelor’s degree in computer science from Xi’an Jiaotong University.

Mr. Gerry Jianxin Lu is our executive vice president and has been in charge of IBM practice and co-head of our IT service practice since January 2007. He has been general manager of our Shanghai operations since 2005. He has been working with us since 1999. Mr. Lu received his bachelor’s degree in materials engineering from Tongji University.

Mr. Jeff Jian Wu is our executive vice president and has been in charge of our Microsoft business since 2005 and has served as co-head of our IT services business since 2007. Prior to that role, Mr. Wu was the center head of Peoplesoft China development center and vice president of corporate business development from 2004 to 2005. Before joining us, he served as the vice president of marketing at Wenditel Inc., an e-commerce company specializing in online payment in the United States from 2002 to 2004. He served as the chief technology officer of Ospect Inc, a US-based CRM software company, from 2000 to 2002. Previously, Mr. Wu worked for Cambridge Technology Partners, EDS, Chordiant and Ariba in various leading roles of product development, professional services and business line management. Mr. Wu received his master’s degree in computer science from the University of Southern California and his bachelor’s degree in computer science from Tongji University.

There is no family relationship between any of our directors or executive officers.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our regulations, failure to perform agreed duties or embezzlement that cause material damage to us and conviction of a crime. A senior executive officer may terminate his or her employment at any time by 60-day prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a certain specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if we terminate his or her employment without any of the above causes.

Pursuant to the employment agreement between us and our chief financial officer, Mr. Sidney Xuande Huang, in the case of termination of employment or removal from the current position due to a change-in-control event, all options granted to Mr. Huang shall become vested immediately and remain exercisable for a period of 12 months. In addition, Mr. Huang will be entitled to a severance payment in an amount equal to his then three-month base salary. For the purpose of this clause, a change-in-control event refers to acquisition by a third party of 51% or more beneficial ownership or voting securities of our company, a change in a majority of the incumbent directors resulted from a tender offer, proxy contest, merger or similar transaction, or liquidation, sale or otherwise disposition of all or substantially all of our total assets.

Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided he has declared his interest in accordance with our Articles of Association. Our board of directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There is no contract between us or any of our directors providing for benefits upon termination of employment.

Committees of the Board of Directors

Prior to the closing of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We intend to adopt a charter for each of the three committees prior to the closing of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Daniel Mingdong Wu, Mr. Samuelson S. M. Young and Ms. Ruby Lu. Mr. Wu is the chairman of our audit committee. Mr. Wu is a director with accounting and financial management expertise as required by the Corporate Governance Rules of the New York Stock Exchange, or the NYSE Rules. Messrs. Wu and Young satisfy the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee consists of Mr. Kui Zhou, Ms. Ruby Lu, Mr. Hao Chen and Mr. Daniel Mingdong Wu. Mr. Zhou is the chairman of our compensation committee. Mr. Wu satisfies the “independence” requirements of Section 303A of the NYSE Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our three most senior executives;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Hao Chen, Mr. Daniel Mingdong Wu and Mr. Samuelson S. M. Young. Mr. Chen is the chairman of our corporate governance and nominating committee. Messrs. Wu and Young satisfy the “independence” requirements of Section 303A of the NYSE Rules. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our shareholders have designated our directors into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after this offering, respectively. Mr. Chris Shuning Chen and Mr. Shan Zhong have been designated as Class A directors. Mr. Hao Chen, Mr. Kui Zhou and Ms. Ruby Lu have been designated as Class B directors. Our independent directors, Mr. Daniel Mingdong Wu and Mr. Samuelson S.M. Young have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting after this offering, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2006, we paid an aggregate of US$0.5 million in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For the fiscal year ended December 31, 2006, we paid an aggregate of RMB59,000 (US$8,000) for the pension and other social insurance contributions for our executives. For option grants to our officers and directors, see “—Share Incentive Plan.”

Share Incentive Plans

Grants Under 2005 Stock Plan

In November 2005, we adopted our 2005 Stock Plan and supplemented and amended the plan in April and May 2006, respectively. As of the date of this prospectus, there are 4,214,429 ordinary shares issuable upon exercise of outstanding options under our 2005 Stock Plan.

2007 Share Incentive Plan

We have adopted a 2007 Share Incentive Plan to motivate, attract and retain employees and directors and promote the success of our business. Our board of directors has authorized the issuance of up to 1,100,000 ordinary shares plus an annual 3% increase on the first business day of each calendar year beginning in 2008, upon exercise of awards granted under our 2007 share incentive plan. As of the date of this prospectus, there are 1,003,464 ordinary shares issuable upon exercise of our outstanding options under our 2007 Share Incentive Plan.

Plan Administration.    Our board of directors, or our compensation committee will administer the 2007 Share Incentive Plan. The compensation committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of our awards.

Types of Awards.    The following briefly describe the principal features of the various awards that may be granted under our 2007 Share Incentive Plan.

•

Options.    Options provide for the right to purchase our ordinary shares at a specified price, and usually will become exercisable at the discretion of our plan administrator in one or more installments after the date of grant. The option exercise price may be paid in cash, by check, our ordinary shares which have been held by the optionholder for such time as may be required to avoid adverse accounting treatment, other property with a value equal to the exercise price, through a broker assisted cash-less exercise or such other methods as our plan administrator may approve from time to time.

•

Restricted Shares.    A restricted share award is the grant of our ordinary shares at a price determined by our plan administrator. A restricted share is nontransferable, unless otherwise determined by our plan administrator at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our plan administrator shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•

Restricted Share Units.    Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement we shall deliver to the holder unrestricted ordinary shares which will be freely transferable.

Termination of the Share Incentive Plan.    Unless terminated earlier, the 2007 Share Incentive Plan will expire in 2016. Our board of directors has the authority to amend or terminate the 2007 Share Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient.

The following table summarizes, as of the date of this prospectus, the outstanding options that we granted to our directors and officers under our share incentive plans.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Chris Shuning Chen	50,000	0.30	January 7, 2006	*	*
	50,000	0.30	June 6, 2006
	500,000	2.00	December 29, 2006
Hao Chen	*	0.30	January 7, 2006	*	*
Daniel Mingdong Wu	*	8.50	September 30, 2007	*	*
Samuelson S.M. Young	*	8.50	September 30, 2007	*	*
Shan Zhong	*	0.30	January 7, 2006	*	*
David Lifeng Chen	20,000	0.30	January 7, 2006	*	*
	80,000	0.30	June 6, 2006
	40,100	3.00	February 15, 2007
Sidney Xuande Huang	*	0.97	June 11, 2006	*	*
		1.60	September 15, 2006
		3.00	February 15, 2007
		7.50	August 31, 2007
Stanley Ying Zhou	20,000 60,000 28,200	0.30 0.30 3.00	January 7, 2006 June 6, 2006 February 15, 2007	*	*

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Junbo Liu	*	0.30 0.30 1.60 3.00	January 7, 2006 June 6, 2006 September 15, 2006 February 15, 2007	*	*
Kevin Zhong Liu	20,000 60,000 28,200	0.30 0.30 3.00	January 7, 2006 June 6, 2006 February 15, 2007	*	*
Gerry Jianxin Lu	*	0.30 0.30 1.60 3.00	January 7, 2006 June 6, 2006 September 15, 2006 February 15, 2007	*	*
Jeff Jian Wu	*	0.30 0.30 1.60 3.00	January 7, 2006 June 6, 2006 September 15, 2006 February 15, 2007	*	*
Directors and Executive officers as a group	2,310,400

*	The person beneficially owns less than 1% of our outstanding ordinary shares.
**	Expiration date for the options will be the earlier of the tenth anniversary of the effective date of the grant of such options or the termination of the optionholder’s services.

Principal and Selling Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming the exercise of all outstanding warrants to purchase our Series B-3 preferred shares and the conversion of all of our preferred shares into ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each selling shareholder.

The calculations in the table below assume there are 29,751,407 ordinary shares outstanding as of the date of this prospectus, including ordinary shares issuable upon conversion of all outstanding Series A, Series B-1, B-2 and B-3 preferred shares into ordinary shares, exercise of all outstanding warrants to purchase our Series B-3 preferred shares and conversion of all of these Series B-3 preferred shares into ordinary shares, and 36,051,407 ordinary shares outstanding immediately upon the closing of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares Beneficially Owned Prior to This Offering(1)		Ordinary shares Being Sold in This Offering		Shares Beneficially Owned After This Offering(1)(2)
	Number	%(3)	Number	%(3)	Number	%
Directors and Executive Officers:
Chris Shuning Chen(4)	4,236,462	14.2	300,000	1.0	3,936,462	10.9
Hao Chen(5)	4,869,017	16.4	450,000	1.5	4,419,017	12.3
Ruby Lu(6)	6,324,748	21.3	300,000	1.0	6,024,748	16.7
Kui Zhou(7)	7,435,990	25.0	100,000	0.3	7,335,990	20.3
Shan Zhong(8)	2,877,917	9.7	200,000	0.7	2,677,917	7.4
Daniel Mingdong Wu	–	–	–	–	–	–
Samuelson S.M. Young	–	–	–	–	–	–
David Lifeng Chen(9)	390,067	1.3	–	–	390,067	1.1
Sidney Xuande Huang	–	–	–	–	–	–
Stanley Ying Zhou(10)	443,982	1.5	–	–	443,982	1.2
Kevin Zhong Liu(11)	443,982	1.5	–	–	443,982	1.2
Gerry Jianxin Lu(12)	*	*	–	–	*	*
Junbo Liu(13)	*	*	–	–	*	*
Jeff Jian Wu(14)	*	*	–	–	*	*
All Directors and Executive Officers as a Group(15)	27,336,317	90.5	1,350,000	4.5	25,986,317	71.2

Principal and Selling Shareholders:
DCM IV, L.P.(16)	6,167,894	20.7	292,560	1.0	5,875,334	16.3
LC Fund II(17)	4,866,100	16.4	450,000	1.5	4,416,100	12.2
Button Software Ltd.(18)	4,060,420	13.6	300,000	1.0	3,760,420	10.4
Sequoia Capital China I, L.P.(19)	3,294,331	11.1	44,300	0.1	3,250,031	9.0
Inno Global Technology Limited(20)	2,875,000	9.7	200,000	0.7	2,675,000	7.4
Sequoia Capital Growth Fund III(21)	3,069,111	10.3	41,100	0.1	3,028,011	8.4
Sequoia Capital China Principals Fund I, L.P.(22)	509,876	1.7	6,900	–	502,976	1.4
Sequoia Capital China Partners Fund I, L.P.(23)	378,538	1.3	5,100	–	373,438	1.0
DCM Affiliates Fund IV, L.P.(24)	156,854	0.5	7,440	–	149,414	0.4
Harper Capital(25)	145,000	0.5	–	–	145,000	0.4
Sequoia Capital Growth III Principals Fund(26)	150,301	0.5	2,100	–	148,201	0.4
Sequoia Capital Growth Partners III(27)	33,833	0.1	500	–	33,333	0.1

*	The person beneficially owns less than 1% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)	Assumes that the underwriters do not exercise the over-allotment option.
(3)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 29,751,407, being the number of ordinary shares outstanding as of November 28, 2007 and the number of ordinary shares underlying share options held by such person or group and the number of ordinary shares issuable upon conversion of all outstanding Series A, Series B-1, B-2 and B-3 preferred shares into ordinary shares, exercise of all outstanding warrants to purchase our Series B-3 preferred shares and conversion of all of these Series B-3 preferred shares into ordinary shares.
(4)	Represents 4,060,420 ordinary shares held by Button Software Ltd., a British Virgin Islands company and 176,042 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by TAIRON INVESTMENTS LIMITED, a British Virgin Islands company. Button Software Ltd. and TAIRON INVESTMENT LIMITED are ultimately owned by Mr. Chris Shuning Chen’s family trust. Mr. Chen is the sole director of Button Software Ltd. and TAIRON INVESTMENT LIMITED and, as such, exercises voting power on behalf of these two Shareholders on all matters of VanceInfo requiring shareholder approval. The business address for Mr. Chen is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.
(5)	Represents 4,811,735 ordinary shares issuable upon conversion of Series A, Series B-1 and Series B-2 preferred shares, 54,365 ordinary shares which are issuable upon exercise of our warrants to purchase Series B-3 preferred shares held by LC Fund II and conversion of the Series B-3 preferred shares and 2,917 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Hao Chen. Mr. Chen disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address for Mr. Chen is the 10/F, Tower A, Raycom Info Tech Park, No.2 Kexueyuan Nanlu Zhongguancun, Haidian District, Beijing 100080, People’s Republic of China.
(6)	Represents 6,324,748 ordinary shares issuable upon conversion of Series A, Series B-1, Series B-2 and Series B-3 preferred shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P. Ms. Ruby Lu disclaims beneficial ownership with respect to the above shares except to the extent of her pecuniary interest therein. The business address for Ms. Lu is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025, United States of America.
(7)	Represents 7,435,990 ordinary shares issuable upon conversion of series B-1, Series B-2 and Series B-3 preferred shares held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III and Sequoia Capital Growth III Principals Fund. Mr. Kui Zhou disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address for Mr. Zhou is Room 2408, Air China Plaza, 36 Xiaoyun Road, Chao Yang District, Beijing 100027, People’s Republic of China.
(8)	Represents 2,875,000 ordinary shares held by the Inno Global Technology Limited., a British Virgin Island company wholly owned and controlled by Mr. Baoguo Zhu and 2,917 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Shan Zhong. Mr. Zhong disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address for Mr. Zhong is 23/F, Office Tower, Xin Xing Square Di Wang Commercial Centre, 5002 Shen Nan Dong Road, Shenzhen, People’s Republic of China.
(9)	Represents 343,400 ordinary shares and 46,667 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. David Lifeng Chen. The business address for Mr. Chen is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.
(10)	Represents 406,065 ordinary shares and 37,917 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Charlene Limited, a British Virgin Islands company wholly owned and controlled by Mr. Stanley Ying Zhou. The business address for Mr. Zhou is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.
(11)	Represents 406,065 ordinary shares and 37,917 ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Longsea Management Limited, a British Virgin Islands company wholly owned and controlled by Mr. Kevin Zhong Liu. The business address for Mr. Liu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.
(12)	Represents ordinary shares and ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by Newrise Investments limited, a British Virgin Islands company wholly owned and controlled by Mr. Gerry Jianxin Lu. The business address for Mr. Lu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.
(13)	Represents ordinary shares held by Mr. Junbo Liu. The business address for Mr. Liu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.
(14)	Represents ordinary shares held by Mr. Jeff Jian Wu. The business address for Mr. Wu is 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China.
(15)	Represents ordinary shares and ordinary shares issuable upon conversion of all preferred shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by all of our directors and executive officers as a group.
(16)	Represents 6,167,894 ordinary shares issuable upon conversion of Series A, Series B-1, Series B-2 and Series B-3 preferred shares held by DCM IV, L.P., a limited partnership incorporated in the Cayman Islands. The General Partner of DCM IV, L.P. is DCM Investment Management IV, L.P., which in turn is controlled by its managing members consisting of Katsujin David Chao, Dixon R. Doll, Peter W. Moran, Thomas B. Blaisdell, Carlton G. Amdahl and Hurst F. Lin. Each managing member disclaims beneficial ownership of the shares held by DCM Funds, except to the extent of each member’s pecuniary interest therein. The business address for DCM IV, L.P. is 2420 Sand Hill Road Suite 200, Menlo Park CA 94025, United States of America.

(17)	Represents 4,811,735 ordinary shares issuable upon conversion of Series A, Series B-1 and Series B-2 preferred shares and 54,365 ordinary shares which are issuable upon exercise of our warrants to purchase Series B-3 preferred shares held by LC Fund II and conversion of the Series B-3 preferred shares. LC Fund II is a Cayman Islands company majority owned by Right Lane Limited, which is ultimately controlled by Chinese Academy of Sciences, an academic institution owned by Chinese government as well as its employees. The business address for LC Fund II is 10th Floor, Tower A, Raycom Info. Tech Center No. 2 Ke Xue Yuan Nan Lu, Zhong Guan Cun, Haidian District, Beijing 100080, People’s Republic China.
(18)	Represents 4,060,420 ordinary shares held by Button Software Ltd., a British Virgin Islands company ultimately owned by Mr. Chris Shuning Chen’s family trust. The business address for Button Software Ltd. is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.
(19)	Represents 3,294,331 ordinary shares issuable upon conversion of Series B-1, Series B-2 and Series B-3 preferred shares held by Sequoia Capital China I, L.P., a limited partnership incorporated in the Cayman Islands. Sequoia Capital China I, L.P. is ultimately controlled by Neil Nanpeng Shen and Fan Zhang. Mr. Shen and Mr. Zhang disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The business address for Sequoia Capital China I, L.P. is 2408 Air China Plaza, No. 36 Xiaoyun Road, Chaoyang District, Beijing 100027, People’s Republic of China.
(20)	Represents 2,875,000 ordinary shares held by Inno Global Technology Limited, a British Virgin Islands company wholly owned and controlled by Mr. Baoguo Zhu. The business address for Inno Global Technology Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(21)	Represents 3,069,111 ordinary shares issuable upon conversion of Series B-1, Series B-2 and Series B-3 preferred shares held by Sequoia Capital Growth Fund III, an investment fund incorporated in the state of Delaware, USA with the registered address at 3000 Sand Hill Road Building 4, Suite 180 Menlo Park, CA 94025, United States of America. The general partner of Sequoia Capital Growth Fund III is Sequoia Capital Growth Fund III Management LLC. The managing members of Sequoia Capital Growth Fund III Management LLC are Michael Moritz, Doug Leone, Michael Goguen, Mark Kvamme, Sameer Gandhi, Jim Goetz and Scott Carter. These management members disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein.
(22)	Represents 509,876 ordinary shares issuable upon conversion of Series B-1, Series B-2 and Series B-3 preferred shares held by Sequoia Capital China Principals Fund I, L.P., a limited partnership incorporated in the Cayman Islands, which is ultimately controlled by Neil Nanpeng Shen and Fan Zhang. Mr. Shen and Mr. Zhang disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The business address for Sequoia Capital China Principals Fund I, L.P. is 2408 Air China Plaza, No. 36 Xiaoyun Road, Chaoyang District, Beijing 100027, People’s Republic of China.
(23)	Represents 378,538 ordinary shares issuable upon conversion of Series B-1, Series B-2 and Series B-3 preferred shares held by Sequoia Capital China Partners Fund I, L.P., a limited partnership incorporated in the Cayman Islands, which is ultimately controlled by Neil Nanpeng Shen and Fan Zhang. Mr. Shen and Mr. Zhang disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The business address for Sequoia Capital China Partners Fund I, L.P. is 2408 Air China Plaza, No. 36 Xiaoyun Road, Chaoyang District, Beijing 100027, People’s Republic of China.
(24)	Represents 156,854 ordinary shares issuable upon conversion of Series A, Series B-1, Series B-2 and Series B-3 preferred shares held by DCM Affiliates Fund IV, L.P., a limited partnership incorporated in the Cayman Islands. The General Partner of DCM Affiliates Fund IV, L.P. is DCM Investment Management IV, L.P., which in turn is controlled by its managing members consisting of Katsujin David Chao, Dixon R. Doll, Peter W. Moran, Thomas B. Blaisdell, Carlton G. Amdahl and Hurst F. Lin. Each managing member disclaims beneficial ownership of the shares held by DCM Funds, except to the extent of each member’s pecuniary interest therein. The business address for the DCM Affiliates Fund IV, LP is 2420 Sand Hill Road Suite 200, Menlo Park CA 94025, United States of America.
(25)	Represents 145,000 ordinary shares issuable upon conversion of Series A preferred shares held by Harper Capital, a company incorporated in the state of California, USA, which is controlled by Mr. Steven Xi. The business address for Harper Capital is 325M Sharon Park Dr #323, Menlo Park, CA 94025, United States of America.
(26)	Represents 150,301 ordinary shares issuable upon conversion of Series B-1, Series B-2 and Series B-3 preferred shares held by Sequoia Capital Growth III Principals Fund, an investment fund incorporated in the state of Delaware, USA. The general partner of Sequoia Capital Growth III Principals Fund is Sequoia Capital Growth Fund III Management LLC. The managing members of Sequoia Capital Growth Fund III Management LLC are Michael Moritz, Doug Leone, Michael Goguen, Mark Kvamme, Sameer Gandhi, Jim Goetz and Scott Carter. These management members disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The business address for Sequoia Capital Growth III Principals Fund is 3000 Sand Hill Road Building 4, Suite 180 Menlo Park, CA 94025, United States of America.
(27)	Represents 33,833 ordinary shares issuable upon conversion of Series B-1, Series B-2 and Series B-3 preferred shares held by Sequoia Capital Growth Partners III, an investment fund incorporated in the state of Delaware, USA. The general partner of Sequoia Capital Growth Partners III is Sequoia Capital Growth Fund III Management LLC. The managing members of Sequoia Capital Growth Fund III Management LLC are Michael Moritz, Doug Leone, Michael Goguen, Mark Kvamme, Sameer Gandhi, Jim Goetz and Scott Carter. These management members disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The business address for Sequoia Capital Growth Partners III is 3000 Sand Hill Road Building 4, Suite 180 Menlo Park, CA 94025, United States of America.

DCM IV, L.P. and DCM Affiliates Fund IV, L.P., or the DCM IV Entities, have informed us that they or their limited partners are affiliated with registered broker-dealers. Sequoia Capital Growth Fund III, Sequoia Capital

Growth III Principals Fund and Sequoia Capital Growth Partners III, or the Sequoia Capital Growth Entities, also informed us that they are affiliated with an entity, the application of which to become a registered broker-dealer will become effective on December 1, 2007. None of our selling shareholders is a broker-dealer. Other than the DCM IV Entities and Sequoia Capital Growth Entities, none of our selling shareholders is affiliated with a broker-dealer. Each of the DCM IV Entities and Sequoia Capital Growth Entities has represented to us that it purchased our shares in the ordinary course of business and that, at the time of the purchase, it had no agreement, or understandings, with any person to distribute our shares.

Prior to July 2007, Button Software Ltd. was owned by Chris Shuning Chen, David Lifeng Chen, Kevin Zhong Liu, Stanley Ying Zhou and Gerry Jianxin Lu, each an executive officer of our company. These executive officers held our ordinary shares through Button Software Ltd. Mr. Chris Shuning Chen also entered into agreements to transfer part of his shares in Button Software Ltd. to Junbo Liu and Jeff Jian Wu, each an executive officer of our company.

In July 2007, Button Software Ltd. transferred 593,400 ordinary shares to Everay Limited, a British Virgin Islands company controlled by David Lifeng Chen, 406,065 ordinary shares to Longsea Management Limited, a British Virgin Islands company controlled by Kevin Zhong Liu, 406,065 ordinary shares to Charlene Limited, a British Virgin Islands company controlled by Stanley Ying Zhou, 56,350 ordinary shares to Newrise Investments Limited, a British Virgin Islands company controlled by Gerry Jianxin Lu, 56,350 ordinary shares to Waylink Limited, a British virgin Islands company then controlled by Junbo Liu, and 56,350 ordinary shares to Voson Limited, a British Virgin Islands company then controlled by Mr. Jeff Jian Wu. In August 2007, Everay Limited transferred 250,000 ordinary shares to Ms. Qin Ouyang, a Chinese citizen, who is the mother of Mr. David Lifeng Chen. Ms. Qin Ouyang in turn transferred in September 2007 these 250,000 ordinary shares to Pryme Group Limited, a British Virgin Islands company controlled by Ms. Qin Ouyang. Mr. David Lifeng Chen disclaims beneficial ownership of these 250,000 ordinary shares. In October 2007, Waylink Limited and Voson Limited transferred 56,350 and 56,350 ordinary shares to Mr. Junbo Liu and Mr. Jeff Jian Wu, respectively. In November 2007, Everay Limited transferred 343,400 ordinary shares to Mr. David Lifeng Chen. Following such transfers, Button Software Ltd. currently holds 4,060,420 ordinary shares and is controlled by Chris Shuning Chen.

As of the date of this prospectus, approximately 17.2% of our outstanding preferred shares are held by record holders in the United States, 4.2% of our outstanding ordinary shares is held by record holders in the United States, and, on an as converted basis, approximately 12.9% of our outstanding ordinary shares is held by record holders in the United States.

None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

In August 2004, we acquired the IT services business and related assets of Wensi Chuangyi for an aggregate consideration of RMB14.8 million (US$1.8 million), including certain payment made to Heteng Software, a shareholder of Wensi Chuangyi, under software copyrights transfer agreements. Our four executives, Mr. Chris Shuning Chen, our chairman and chief executive officer, Mr. David Lifeng Chen, our chief operating officer, Mr. Stanley Ying Zhou, our chief administrative officer, and Mr. Kevin Zhong Liu, our executive vice president, jointly beneficially owned 30% of the equity interests in Heteng Software. In addition, the above four executives of our company also served as directors or executives of Heteng Software, Wensi Chuangyi, Shanghai Wensi Chuangyi and Wuhan Wensi Chuangyi.

In November 2004, we acquired 51% equity interest in Octiga Japan Inc., which was subsequently renamed as Worksoft Japan Inc., from Heteng Software, in consideration of RMB1.4 million (US$0.2 million) based on then net assets of Worksoft Japan Inc.

In November 2004, we borrowed RMB5 million (US$0.6 million) from Shenzhen Changna Investment Management Co., Ltd., an affiliate of Team Dragon International Limited, or Team Dragon, a holder of our ordinary shares then, at an annual interest rate of 6.5% in order to meet our temporary liquidity needs. We fully repaid the loan in March 2005.

In December 2004, we borrowed HK$4.7 million (US$0.6 million) from Inno Global Technology Limited, or Inno Global, a holder of our ordinary shares, at an annual interest rate of 6.5% in order to meet our temporary liquidity needs. We repaid the loan in March 2005.

In March 2005, we lent HK$9.5 million (US$1.2 million) and HK$5.0 million (US$0.6 million) to Button Software Ltd., or Button, a holder of our ordinary shares beneficially owned by several members of our management team at that time, and Team Dragon, respectively, at an annual interest rate of 2%. The loans were secured by pledges over our ordinary shares held by Button and Team Dragon, respectively. The loan to Button was repaid in November 2007.

In April 2006, we repurchased 2,990,000 ordinary shares from Team Dragon at a price of US$2.20 per share. Team Dragon used part of the proceeds from the repurchase to fully repay the loan it borrowed from us. These ordinary shares were automatically cancelled upon our purchase.

From February 2005 to September 2005, we provided system development and testing services to Shenzhen Taitai Pharmaceutical Co., Ltd., an affiliate of Inno Global. The terms and pricing of the transaction was determined on an arms’-length basis between the contractual parties and we believe the terms were comparable to terms that could have been obtained from independent third parties.

In March 2007, in connection with our acquisition of ITC, we lent RMB18.0 million (US$2.4 million) to Mr. Hao Yu and Mr. Wei Wei at an annual interest rate of 5%. The loans were secured by pledges on our ordinary shares held by Ultra Link Holdings Limited and Space Link Holdings Limited. The loan was repaid in September 2007.

In March 2007, we lent RMB20.0 million (US$2.6 million) to Airland International Limited, or Airland, and Bizexpress Limited, or Bizexpress, two holders of our ordinary shares, at an annual interest rate of 5%. The loans were secured by pledges over our ordinary shares held by Airland and Bizexpress. The loan will become due and payable on March 31, 2008.

In April 2007, we lent RMB3.2 million (US$0.4 million) to One Silver Development Limited, or One Silver, a holder of our ordinary shares, at an annual interest rate of 5%. The loan was secured by pledges on our ordinary shares held by One Silver. The loan will become due and payable on June 30, 2008.

From time to time we provide various IT services to Lenovo (Beijing) Co., Ltd., an affiliate of LC Fund II, a holder of our preferred shares. The terms and pricing of the transaction was determined on an arms’-length basis between the contractual parties and we believe the terms are comparable to terms that could have been obtained from independent third parties.

In April 2007, we repurchased 30,000 shares of our Series A preferred shares from Harper Capital for US$0.1 million.

In May 2007, we repurchased 86,219 shares of our ordinary shares from Mr. Yonghui Zhu for US$0.4 million.

Other Share Issuances

In June and July 2004, we issued 25,000, 26,000 and 49,000 ordinary shares to Inno Global, Team Dragon, and Button, respectively, for an aggregate consideration of HK$23.6 million (US$3.0 million). Upon negotiations amongst the parties involved, the capital contributions to us by the shareholders were not in proportion to their respective equity ownerships and Button, a company controlled by members of our management, paid significant less than Inno Global as compensation. As a result, we recorded a compensation expense of US$0.3 million, representing the difference of the fair value of shares issued to Button and its capital contribution in 2004.

In March 2005, we issued a total of 11,400,000 ordinary shares, for an aggregate consideration of US$11,400, to Inno Global, Team Dragon and Button, respectively, according to their then respective shareholding proportions in our company.

In March 2005, we issued an aggregate of 7,000,000 shares of Series A preferred shares in a private placement at a price of US$1.0 per share. The investors in our Series A preferred shares private placement consisted of LC Fund II, which purchased 3,500,000 shares, DCM IV, L.P., which purchased 3,413,200 shares, and DCM Affiliates Fund IV, L.P., which purchased 86,800 shares. We also issued 175,000 shares of Series A preferred shares to Harper Capital for certain finance consulting services provided by the shareholder of Harper Capital.

In May 2006, we issued an aggregate of 2,990,000 shares of Series B-1 preferred shares in a private placement at a price of US$2.20 per share. The investors in our Series B-1 preferred shares private placement consisted of Sequoia Capital China I, L.P., which purchased 845,136 shares, Sequoia Capital China Partners Fund I, L.P., which purchased 97,111 shares, Sequoia Capital China Principals Fund I, L.P., which purchased 130,805 shares, Sequoia Capital Growth Fund III, which purchased 787,358 shares, Sequoia Capital Growth Partners III, which purchased 8,680 shares, Sequoia Capital Growth III Principals Fund, which purchased 38,558 shares, LC Fund II, which purchased 357,684 shares, DCM IV, L.P., which purchased 706,696 shares and DCM Affiliates Fund IV, L.P., which purchased 17,972 shares. We used the proceeds from our Series B-1 private placement to repurchase the 2,990,000 ordinary shares held by Team Dragon.

In May 2006, we issued an aggregate of 6,380,188 shares of Series B-2 preferred shares in a private placement at a price of US$2.8996 per share. The investors in our Series B-2 preferred shares private placement consisted of Sequoia Capital China I, L.P., which purchased 1,803,387 shares, Sequoia Capital China Partners Fund I, L.P., which purchased 207,220 shares, Sequoia Capital China Principals Fund I, L.P., which purchased 279,117 shares, Sequoia Capital Growth Fund III, which purchased 1,680,097 shares, Sequoia Capital Growth Partners III, which purchased 18,521 shares, Sequoia Capital Growth III Principals Fund, which purchased 82,278 shares, LC Fund II, which purchased 763,241 shares, DCM IV, L.P., which purchased 1,507,978 shares and DCM Affiliates Fund IV, L.P., which purchased 38,349 shares.

Warrants.    In May 2006, we issued warrants to all holders of our Series B-1 and B-2 preferred shares to purchase up to US$2 million of our Series B-3 preferred shares at the exercise price of US$2.8996 per share, subject to adjustment based on share reclassification, split, subdivision or combination, according to the proportion of our Series B-1 and B-2 preferred shares that they hold respectively at the time of exercising the warrants. The warrants will expire upon the closing of this offering. In August 2007, our shareholders amended our memorandum and articles of association to waive the redemption right of Series B-3 preferred shares.

In November 2007, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III, Sequoia Capital Growth III Principals Fund, DCM IV, L.P. and DCM Affiliates Fund IV, L.P. exercised their warrants to purchase an aggregate of 607,238 of our Series B-3 preferred shares at a price of US$2.8996 per share. LC Fund II has elected to exercise its warrants through the net exercise method, which means that, in lieu of paying the warrant exercise price, LC Fund II will receive fewer Series B-3 preferred shares than what the warrants are otherwise exercisable for. The number of Series B-3 preferred shares LC Fund II will receive upon the exercise of its warrants will be calculated as (i) the number of Series B-3 preferred shares issuable under the warrants, multiplied by (ii) the initial public offering price per ordinary share minus the warrant exercise price per Series B-3 preferred share, and then divided by (iii) the initial public offering price per ordinary share.

Shareholders’ Agreement

In connection with our Series B preferred shares private placement in April 2006, we, our shareholders and certain other parties thereto entered into a shareholders’ agreement, as amended. Under the shareholders’ agreement, our board of directors is composed of six directors, including one director designated by Sequoia Capital China Fund I, so long as it and its affiliates collectively hold no less than 2,600,000 preferred shares, one director designated by DCM IV, L.P., so long as it and its affiliates collectively hold no less than 2,600,000 preferred shares and one director designated by LC Fund II, so long as it holds no less than 2,600,000 preferred shares. The holders of preferred shares have preemptive rights with respect to any issuance of securities by us, subject to certain exceptions, including our issuance of securities in connection with this offering. Under this shareholders’ agreement, holders of our preferred shares and ordinary shares converted from our preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration. See “Description of Share Capital—Registration Rights.” Except for the registration rights, the shareholders’ rights under the shareholders’ agreement will terminate automatically upon the closing of this offering.

Contractual Arrangements with Megainfo and Its Shareholder

Our relationships with Megainfo and its shareholder are governed by certain contractual arrangements. Under PRC laws, each of VanceInfo Beijing and Megainfo is an independent legal person and neither of them is liable for debts incurred by the other party. Other than pursuant to the contractual arrangements between VanceInfo Beijing and Megainfo, Megainfo does not transfer any other funds generated from its operations to VanceInfo Beijing.

On March 31, 2007, VanceInfo Beijing entered into an exclusive technology development and consultation agreement with Megainfo and Mr. Ming Zhao, its shareholder. The term of the exclusive technology development and consultation agreement is 10 years, unless terminated by VanceInfo Beijing by giving of a thirty days’ written notice. Mr. Zhao also executed a power of attorney in favor of Mr. Chris Shuning Chen. We are able to control Megainfo and the economic benefits of Megainfo through the following arrangements:

Equity Pledge.    Mr. Zhao has pledged his 100% equity interest in Megainfo to guarantee the performance of Mr. Zhao and Megainfo’s obligations under the exclusive technology development and consultation agreement. If Megainfo or Mr. Zhao breaches its respective contractual obligations under the exclusive technology development and consultation agreement, VanceInfo Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Zhao has agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on his equity interest in Megainfo without the prior written consent of VanceInfo Beijing.

Call Option.    Mr. Zhao has irrevocably granted VanceInfo Beijing or its designated person an option to purchase, all or part of the equity interests in Megainfo. Subject to PRC laws then in effect, the exercise price for purchasing all of the share capital of Megainfo is RMB1.00. Pursuant to this call option, without the prior written consent of VanceInfo Beijing:

•	neither Mr. Zhao nor Megainfo may sell, transfer, pledge or otherwise dispose of, or permit any security interests to be imposed on Megainfo’s any assets, business or income;

•	except for the indebtedness created in the ordinary course of business, neither Mr. Zhao nor Megainfo may borrow or lend to any third party, or provide security to any third party;

•	Megainfo may not distribute any profits or dividends;

•	neither Mr. Zhao nor Megainfo may change any director, supervisor or executive manager of Megainfo; and

•	neither Mr. Zhao nor Megainfo may make any material decision or alteration with respect to Megainfo’s operations or financial management.

Power of Attorney.    Mr. Zhao has executed a power of attorney in favor of Mr. Chris Shuning Chen irrevocably authorizing Mr. Chen to vote as his attorney-in-fact on all of the matters regarding Megainfo requiring shareholder approval, as long as Mr. Zhao is a shareholder of Megainfo.

Exclusive Technology Development and Consultation Services.    VanceInfo Beijing has the exclusive and irrevocable right to provide Megainfo with IT consulting services in regard to its IT solutions as well as related technical consulting services. Megainfo agrees to pay monthly service fees to VanceInfo Beijing according to the actual services VanceInfo Beijing has provided in each month. In addition, from time to time VanceInfo Beijing may, at its sole discretion, from time to time adjust the services fees according to its actual service scope and content.

Employment Agreements

See “Management—Employment Agreements.”

Share Option Grants

See “Management—Share Incentive Plan.”

Description of Share Capital

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 87,545,188 shares, comprised of (a) 70,000,000 authorized ordinary shares with a par value of US$0.001 each, of which 10,979,569 shares are issued and outstanding; (b)17,545,188 authorized preferred shares with a par value of US$0.001 each, 7,175,000 shares of which are designated as Series A preferred shares with 7,145,000 shares issued and outstanding, 2,990,000 Series of which are designated as Series B-1 preferred shares with 2,990,000 shares issued and outstanding, 6,380,188 of which are designated as Series B-2 preferred shares with 6,380,188 shares issued and outstanding, and 1,000,000 shares of which are designated as Series B-3 preferred shares, with 607,238 shares issued and outstanding. All of our issued Series A, Series B-1, Series B-2 and Series B-3 preferred shares outstanding immediately prior to the closing of this offering will automatically convert into 18,771,838 ordinary shares upon the closing of this offering. Upon the closing of this offering, our authorized share capital will be increased to US$1.0 million with a par value of US$0.001 each by the creation of 912,454,812 new ordinary shares with a par value of US$0.001 each.

Upon the closing of this offering, we will adopt an amended and restated memorandum and articles of association, which will replace the current memorandum and articles of association in its entirety. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights.    Each of our ordinary shares is entitled to one vote on all matters upon which our ordinary shares are entitled to vote. Voting at any meeting of our shareholders is by show of hands unless a poll is demanded or required by the rules of the designated stock exchange as described in our amended and restated articles of association. A poll may be demanded by:

•	the chairman of the meeting;

•

at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative, or by proxy for the time being entitled to vote at the meeting;

•

any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative, or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting;

•

a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative, or by proxy and holding not less than one-tenth of the issued share capital; or

•

any director or directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at the meeting, if required by the rules of the designated stock exchange.

A quorum required for a meeting of our shareholders consists of at least two shareholders holding at least one-third of our total outstanding shares present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Our shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative. Advance notice of at least ten clear days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to our ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our amended and restated memorandum or amended and restated articles of association. Holders of our ordinary shares may effect certain changes by an ordinary resolution, including alteration of the amount of our authorized share capital, consolidation and division of all or any of our share capital into shares of larger or smaller amount than our existing share capital, and cancel any unissued shares.

Transfer of Shares.    Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirement of the New York Stock Exchange to that effect, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.    Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied, modified or abrogated with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class, provided that the necessary quorum shall be a person or persons (or in case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal value of the issued shares of that class.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of securities issuances by us during the past three years.

Ordinary Shares

In June 2004, we issued 1,000, 1,000 and 1,000 ordinary shares to Inno Global, Team Dragon and Button, respectively, for a purchase price of US$ 1.0 each.

In July 2004, we issued 24,000, 25,000 and 48,000 ordinary shares to Inno Global, Team Dragon and Button, respectively, for an aggregate price of US$3.0 million, in a private placement.

In March 2005, we issued a total of 11,400,000 ordinary shares for an aggregate consideration of US$11,400 to Inno Global, Team Dragon and Button, respectively, according to their respective then shareholding proportion in our company.

In February 2006, we issued 100,000 ordinary shares to Sures Corporation Limited as part of our acquisition of SureKAM’s international business division. In July 2006, we issued 86, 219 ordinary shares to Mr. Yonghui Zhu as part of our acquisition of Envisys. In March 2007, we issued 396,774 and 396,774 ordinary shares to Space Link and Ultra Link as part of our acquisition of ITC. In April 2007, we issued 667,386 and 246,007 ordinary shares to Airland and Bizexpress as part of our acquisition of Shanghai Solutions. In April 2007, we issued 147,272 ordinary shares to One Silver as part of our acquisition of Megainfo. In April 2007, we issued 84,076, 39,581, 11,150, 11,451 and 9,643 ordinary shares to Zhanhong Zhou, Gear Vantage Investment Limited, Li Ma, Wei Chen and Lin Zhao, respectively, as an earn-out consideration in connection with our acquisition of Prosoft. In April 2007, we issued 2,331 ordinary shares to Lu Chen, as part of our acquisition of SunBridges. In June 2007, we issued 49,141 ordinary shares to Global Mission Limited, as part of our acquisition of an additional 48.99% equity interest in Worksoft Japan. In July 2007, we issued 102,661, 102,661 and 102,661 ordinary shares, respectively, to Cypress Hill Limited, Fortune Sea International Limited and Million International Limited, as part of our acquisition of Chosen.

Preferred Shares

In March 2005, we issued an aggregate of 7,000,000 shares of Series A preferred shares in a private placement at a price of US$1.0 per share. The investors in our Series A preferred shares private placement consisted of LC Fund II, which purchased 3,500,000 shares, DCM IV, L.P., which purchased 3,413,200 shares, DCM Affiliates Fund IV, L.P., which purchased 86,800 shares. We also issued 175,000 shares of Series A preferred shares to Harper Capital, in consideration of the finance consulting services provided by a shareholder of Harper Capital.

In May 2006, we issued an aggregate of 2,990,000 shares of Series B-1 preferred shares in a private placement at a price of US$2.20 per share. The investors in our Series B-1 preferred shares private placement consisted of Sequoia Capital China I, L.P., which purchased 845,136 shares, Sequoia Capital China Partners Fund I, L.P., which purchased 97,111 shares, Sequoia Capital China Principals Fund I, L.P., which purchased 130,805 shares, Sequoia Capital Growth Fund III, which purchased 787,358 shares, Sequoia Capital Growth Partners III, which purchased 8,680 shares, Sequoia Capital Growth III Principals Fund, which purchased 38,558 shares, LC Fund II, which purchased 357,684 shares, DCM IV, L.P., which purchased 706,696 shares and DCM Affiliates Fund IV, L.P., which purchased 17,972 shares. We used the proceeds from our Series B-1 private placement to repurchase the 2,990,000 ordinary shares held by Team Dragon.

In May 2006, we sold an aggregate of 6,380,188 shares of Series B-2 preferred shares in a private placement at a price of US$2.8996 per share. The investors in our Series B-2 preferred shares private placement consisted of Sequoia Capital China I, L.P., which purchased 1,803,387 shares, Sequoia Capital China Partners Fund I, L.P., which purchased 207,220 shares, Sequoia Capital China Principals Fund I, L.P., which purchased 279,117 shares, Sequoia Capital Growth Fund III, which purchased 1,680,097 shares, Sequoia Capital Growth Partners III, which purchased 18,521 shares, Sequoia Capital Growth III Principals Fund, which purchased 82,278 shares, LC Fund II, which purchased 763,241 shares, DCM IV, L.P., which purchased 1,507,978 shares, and DCM Affiliates Fund IV, L.P., which purchased 38,349 shares.

Each holder of Series B-1, Series B-2, Series B-3 and Series A preferred shares shall be entitled to receive dividends at the rate of 8% per annum of the original issuance prices of Series B-1, Series B-2, Series B-3 and Series A, respectively, as adjusted for any share transactions. Such dividends shall be payable only when and if declared by the board of directors and shall be noncumulative. Holders of Series B-1, Series B-2, Series B-3 and Series A preferred shares are also entitled to receive any non-cash dividends declared by the board of directors on an as-converted basis. All these preferred shares are convertible into our ordinary shares at any time and will automatically convert into our ordinary shares upon completion of this offering based on then applicable conversion prices, which equal the original subscription prices, subject to adjustments in the case of certain dilution events. In addition, the conversion price of our Series B-2 preferred shares is subject to certain earning-based adjustments, in the event our 2005 and 2006 benchmark net income, as defined in our memorandum and articles of association, should be less than a pre-defined amount. In 2007, the conversion ratio of our Series B-2 preferred shares was reduced to 0.8:1, according to the provisions in our currently effective memorandum and articles of association based on the conversion price adjustment based on our 2006 net income of US$4.4 million.

Warrants.    In May 2006, we issued warrants to all holders of our Series B-1 and B-2 preferred shares to purchase up to US$2 million of our Series B-3 preferred shares at an exercise price of US$2.8996 per share, subject to adjustment based on share reclassification, split, subdivision or combination, according to the proportion of our Series B-1 and B-2 preferred shares that they hold respectively at the time of exercising the warrants. In November 2007, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III, Sequoia Capital Growth III Principals Fund, DCM IV, L.P. and DCM Affiliates Fund IV, L.P. exercised their warrants to purchase an aggregate of 607,238 of our Series B-3 preferred shares at a price of US$2.8996 per share. LC Fund II has elected to exercise its warrants through the net exercise method, which means that, in lieu of paying the warrant exercise price, LC Fund II will receive fewer Series B-3 preferred shares than what the warrants are otherwise exercisable for. The number of Series B-3 preferred shares LC Fund II will receive upon the exercise of its warrants will be calculated as (i) the number of Series B-3 preferred shares issuable under the warrants, multiplied by (ii) the initial public offering price per ordinary share minus the warrant exercise price per Series B-3 preferred share, and then divided by (iii) the initial public offering price per ordinary share.

Options.    Since January 2006, we have granted options to certain of our directors, officers and employees. As of the date of this prospectus, options to purchase an aggregate of 5,217,893 ordinary shares of our company are outstanding. See “Management—Share Incentive Plan.”

Differences in Corporate Law

The Companies Law is modeled after that of the England and Wales but does not follow recent English statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the

Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be sanctioned, the court can be expected to sanction the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or a breach of the Companies Law.

If the arrangement and reconstruction or take-over offer is thus approved or accepted, the dissenting shareholders are unlikely to have any rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not normally be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires, which means, beyond the scope or in excess of legal power or authority;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification.    Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

We intend to adopt an amended and restated memorandum and articles of association upon the closing of this offering. Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against all costs, losses, damages and expenses which they shall or may incur or sustain by reason of the execution of their duty, provided that this indemnity shall not extend to any fraud or dishonesty by such persons.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Pursuant to our current shareholders’ agreement entered into in April 2006, as amended, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and ordinary shares converted from our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    Holders of at least 50% of registrable securities have the right to demand, at any time after the earlier of (i) June 30, 2007 or (ii) twelve months following the effectiveness of a registration statement for this offering, that we file a registration statement covering the offer and sale of their securities as long as the securities to be registered is no less than the lesser of (x) 20% of the total registrable securities then outstanding or (y) any lesser percentage if the anticipated gross proceeds from the offering exceed US$5 million. We, however, are not obligated to effect a demand registration if we have already effected one registration in which the holders had an opportunity to participate within the six month period preceding the date of such request. We are not obligated to effect more than two demand registrations. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that filing of a registration will be detrimental to us, but we cannot exercise the deferral right more than once in any twelve month period and cannot register an other shares during the same twelve month period.

Form F-3 or S-3 Registration Rights.    When we are eligible for use of Form F-3 or Form S-3, holders of a majority of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or Form S-3. We may defer filing of a registration statement on Form F-3 or Form S-3 no more than once during any twelve month period for up to 60 days if our board of directors determines in good faith that filing such a registration statement will be detrimental to us and our shareholders, provided that we cannot register any other shares during such 60 day period. We are not obligated to file a registration statement on Form F-3 or Form S-3 if, among other things, we have already effected two registrations on Form F-3 or Form S-3 within the twelve month period preceding the date of holders’ request.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities other than pursuant to an S-3 or F-3 registration statement or relating to an employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. We must use our best effort to cause the underwriters in any underwritten offering to permit these shareholders who so requested to include their shares on the same terms and conditions as our securities to be registered.

Expenses of Registration.    We will pay all expenses relating to any demand, piggyback or F-3 or S-3 registration other than all selling expenses or other amounts payable to underwriters or brokers for selling shareholders, if applicable.

Description of American Depositary Shares

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in one ordinary share which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?

We may make various types of distributions with respect to our shares. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (a) appropriate adjustments for taxes withheld, (b) such distribution being impermissible or impracticable with respect to certain registered holders, and (c) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis,

(2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (a) distribute such securities or property in any manner it deems equitable and practicable or (b) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities;

•

for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

•	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as its contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of US$0.02 per ADS per calendar year for services performed by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services and any other unpaid fees are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (a) deduct the amount thereof from any cash distributions, or (b) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of your ADSs. None of the depositary, the custodian or VanceInfo Technologies Inc. shall be liable for the failure by any holder or beneficial owner of ADSs or ordinary shares to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. The depositary and VanceInfo Technologies Inc. shall not incur any liability for any tax consequences that may be incurred by holders and beneficial owners of ADSs or ordinary shares on account of their ownership of ordinary shares, ADRs or ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADR by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating hereunder within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating hereunder on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•

payment with respect thereto of (a) any stock transfer or other tax or other governmental charge, (b) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register, and (c) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (a) the identity of any signatory and genuineness of any signature and (b) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

present or future law, rule or regulation of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares;

•	assigns all rights in such shares to the depositary;

•	holds such shares for the account of the depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands (but in any event within five business days of the depositary’s demand therefor).

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs; and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Shares Eligible for Future Sale

Upon completion of this offering, we will have outstanding 7,650,000 ADSs representing approximately 21.2% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We, our executive officers, directors and all of our existing shareholders and certain of our existing optionholders have agreed that, subject to limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including the filing (or participation in the filing) of a registration statement under the Securities Act relating to, our ADSs or ordinary shares or any securities convertible into or exchangeable for our ADSs or ordinary shares. After the expiration of the 180-day period, the ordinary shares or ADSs held by the selling shareholders, our directors, executive officers, optionholders and certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or a press release announcing a significant event or (y) prior to the expiration of such 180 days, we announce that we will release earnings or issue a press release announcing a significant event during the 16-day period beginning on the last day of such 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the date of the earnings release or the press release.

In addition, certain of our executive officers have agreed with the underwriters that, subject to limited exceptions, the above lock-up restrictions shall apply to the ordinary shares or ADSs held directly or indirectly by them or their affiliates immediately after the closing of this offering for an additional 360-day period commencing on the date of the expiration of the 180-day lock-up period. Commencing on the date of the expiration of the initial 180-day lock-up period and at the end of each 180-day period thereafter, or “the additional lock-up period,” until the expiration of the 360-day extended lock-up period, one-third of the ordinary shares or ADSs held directly or indirectly by such executive officers or their affiliates immediately after the closing of this offering will be released from the lock-up restrictions. The one-third limit for each additional lock-up period is cumulative, such that if an executive officer (or his or her affiliates) does not sell or transfer the one-third released shares from a previous additional lock-up period, any unsold or non-transferred released shares will roll over and may be sold or transferred at any time in the future, together with all other accumulated released shares from previous periods.

However, in the event that either (x) during the last 17 days of the relevant additional lock-up period, we issue an earnings release or a press release announcing a significant event; or (y) prior to the expiration of the relevant additional lock-up period, we announce that we will release earnings or issue a press release announcing a significant event during the 16-day period beginning on the last day of the relevant additional lock-up period, the one-third released shares for that additional lock-up period will be subject to the lock-up restrictions described above until the expiration of the 18-day period beginning on the date of the earnings release or the press release.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 361,000 ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

Taxation

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our U.S. counsel, as to the material United States federal income tax consequences of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State therein or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will generally be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares, including the effect of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss, although certain income tax treaties, including the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, include provisions that, if applicable, may treat gain or loss on a disposition of ADSs or ordinary shares as foreign source income or loss under certain circumstances. You should consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2007. Our actual PFIC status for the current taxable year ending December 31, 2007 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. In addition, there is no guarantee that we will not be a PFIC for any future taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will generally be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the New York Stock Exchange and, consequently, we expect that, provided that the ADSs are regularly traded, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year (i) as ordinary income, such holder’s pro rata share of the corporation’s ordinary earnings for the taxable year, and (ii) as long-term capital gain, such holder’s pro rata share of the corporation’s net capital gain for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a “qualified electing fund” election.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Underwriting

We and the selling shareholders intend to offer the ADSs through the underwriters named below. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunning managers of the offering and representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase from us and the selling shareholders, and we and the selling shareholders have agreed to sell to that underwriter, the number of ADSs set forth opposite the underwriter’s name.

Underwriter	Number of ADSs
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies & Company, Inc.
Susquehanna Financial Group, LLLP

Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are committed to take and pay for all of the ADSs offered by us if any ADSs are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[•] per ADS. The underwriters may allow, and such dealers may reallow, a concession not in excess of US$[•] per ADS on sales to certain other dealers. If all the ADSs are not sold at the initial public offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us [and the selling shareholders] that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of our ADSs offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,147,500 additional ADSs at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated to, subject to certain conditions, purchase a number of additional ADSs approximately proportionate to that underwriter’s initial purchase commitment.

We, our executive officers, directors and all of our existing shareholders and certain of our existing optionholders have agreed that, subject to limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including the filing (or participation in the filing) of a registration statement under the Securities Act relating to, our ADSs or ordinary shares or any securities convertible into or exchangeable for our ADSs or ordinary shares. In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or a press release announcing a significant event or (y) prior to the expiration of such 180 days, we announce that we will release earnings or issue a press release announcing a significant event during the 16-day period beginning on the last day of such 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the date of the earnings release or the press release.

In addition, certain of our executive officers have agreed with the underwriters that, subject to limited exceptions, the above lock-up restrictions shall apply to the ordinary shares or ADSs held directly or indirectly by them or their affiliates immediately after the closing of this offering for an additional 360-day period commencing on the date of the expiration of the 180-day lock-up period. Commencing on the date of the expiration of the initial 180-day lock-up period and at the end of each 180-day period thereafter, or “the additional lock-up period,” until the expiration of the 360-day extended lock-up period, one-third of the ordinary shares or ADSs held directly or indirectly by such executive officers or their affiliates immediately after the closing of this offering will be released from the lock-up restrictions. The one-third limit for each additional lock-up period is cumulative, such that if an executive officer (or his or her affiliates) does not sell or transfer the one-third released shares from a previous additional lock-up period, any unsold or non-transferred released shares will roll over and may be sold or transferred at any time in the future, together with all other accumulated released shares from previous periods. However, in the event that either (x) during the last 17 days of the relevant additional lock-up period, we issue an earnings release or a press release announcing a significant event; or (y) prior to the expiration of the relevant additional lock-up period, we announce that we will release earnings or issue a press release announcing a significant event during the 16-day period beginning on the last day of the relevant additional lock-up period, the one-third released shares for that additional lock-up period will be subject to the lock-up restrictions described above until the expiration of the 18-day period beginning on the date of the earnings release or the press release.

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Prior to this offering, there has been no public market for our ADSs. Consequently, the initial public offering price for the ADSs was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the ADSs will sell in the public market after this offering will not be lower than this initial public offering price or that an active trading market in our ADSs will develop and continue after this offering.

Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “VIT.”

The following table shows the underwriting discounts and commission that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Paid by VanceInfo		Paid by Selling Shareholders
	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$

Per ADS	$	$	$	$

Total	$	$	$	$

Total expenses for this offering, excluding the underwriting discounts and commissions, are estimated to be approximately US$4,000,000, including SEC registration fees of US$2,566, Financial Industry Regulatory Authority filing fees of US$12,000, New York Stock Exchange listing fees of US$150,000, printing expenses of approximately US$300,000, legal fees of approximately US$1,650,000, accounting fees of approximately US$1,350,000, roadshow costs and expenses of approximately US$275,000, and travel and other out-of-pocket expenses of approximately US$261,000. All amounts are estimated except for the SEC registration fees, Financial Industry Regulatory Authority filing fees and the New York Stock Exchange listing fees. The selling shareholders will pay no portion of the expenses of this offering, other than the underwriting discounts and commission.

In connection with the offering, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, may purchase and sell ADSs in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ADSs in excess of the number of ADSs to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of ADSs made in an amount up to the number of ADSs represented by the underwriters’ over-allotment option. In determining the source of ADSs to close out the covered syndicate short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of ADSs in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of ADSs in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ADSs in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases ADSs originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the ADSs offered by this prospectus for our directors, officers, employees, business associates and related persons. Any sale to these persons will be made by Merrill Lynch, Pierce, Fenner & Smith Incorporated pursuant to a reserved share program. There can be no assurance that any of the reserved ADSs will be so purchased. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus. The number of ADSs available for sale to the general public in this offering will be reduced to the extent that the reserved ADSs are purchased in the reserved share program. The reserved ADSs, except for those to be sold to our executive officers, are not subject to any lock-up restrictions.

An affiliate of Citigroup Global Markets Inc. is one of our customers and currently among our top ten clients for the six months ended June 30, 2007.

The underwriters and their affiliates have performed investment banking and advisory services for us and our affiliates from time to time for which they received customary fees and expenses. The underwriters may, from time to time, engage in transactions and perform services for us, our subsidiaries or our affiliates in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. The representatives will allocate ADSs to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Citigroup Global Markets Inc.’s address is 388 Greenwich Street, New York, New York 10013, United States of America, and Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, 250 Vesey Street, New York, New York 10080, United States of America.

Selling Restrictions

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of the ADSs to the public in that Relevant Member State may be made at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.    An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA).

An invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company.

All applicable provisions of FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Japan.    The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong.    The ADSs may not be offered or sold by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance, and no advertisement, invitation or document relating to our ADSs may be issued which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. No person may offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (UAE). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Kingdom of Bahrain

The offering is restricted in the Kingdom of Bahrain to banks, financial institutions and professional investors and any person receiving this prospectus in the Kingdom of Bahrain and not falling within those categories is ineligible to purchase the ADSs.

State of Kuwait

The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of

1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ADSs may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

Legal Matters

We are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Jun He Law Offices and for the underwriters by King & Wood. Latham & Watkins LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Jun He Law Offices with respect to matters governed by PRC law.

Experts

The consolidated financial statements and the related financial statement schedule as of December 31, 2006 and 2005, and for each of the two years period ended December 31, 2006 included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 8/F, Office Tower W2, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

VANCEINFO TECHNOLOGIES INC.

Index to Consolidated Financial Statements

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of

Vanceinfo Technologies Inc.

We have audited the accompanying consolidated balance sheets of VanceInfo Technologies Inc. and subsidiaries (the “Group”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2006. Our audits also included the financial statement schedule accompanying the financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of VanceInfo Technologies Inc. and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

August 22, 2007

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share data)

	As of December 31,
	2005	2006

Assets
Current assets:
Cash and cash equivalents	4,437	20,565
Accounts receivable, net of allowance for doubtful accounts of $52 in 2005 and $53 in 2006	5,774	11,815
Prepaid expenses and other current assets	330	1,004

Total current assets	10,541	33,384

Rental deposits	216	374
Property and equipment, net	1,691	5,000
Acquired intangible assets, net	1,519	1,711
Loans to shareholders	1,733	1,202
Goodwill	–	373

Total assets	15,700	42,044

Liabilities
Current liabilities:
Accounts payable	448	973
Accrued expenses and other payables	1,433	3,395
Income tax payable	131	133
Warrants	–	903

Total current liabilities	2,012	5,404

Deferred income tax liabilities-non current	159	179

Total liabilities	2,171	5,583

Commitments (Note 20)

Minority interest	138	173

Series A convertible redeemable preferred shares ($0.001 par value, 7,175,000 shares authorized, issued and outstanding in 2005 and 2006, respectively, liquidation value $7,175)	7,226	7,837
Series B-1 convertible redeemable preferred shares ($0.001 par value, nil and 2,990,000 shares authorized, issued and outstanding in 2005 and 2006, respectively, liquidation value $2,990)	–	6,246
Series B-2 convertible redeemable preferred shares ($0.001 par value, nil and 6,380,188 shares authorized, issued and outstanding in 2005 and 2006, respectively, liquidation value $6,380)	–	17,565

Shareholders’ equity:
Ordinary shares ($0.001 par value, 42,825,000 and 70,000,000 shares authorized in 2005 and 2006, respectively; 11,500,000 and 8,696,219 shares issued and outstanding in 2005 and 2006, respectively)	12	9
Subscription receivable	(9)	–
Additional paid-in capital	3,145	3,279
Shares issuable in connection with business acquisitions (Note 15)	81	–
Accumulated other comprehensive income	121	575
Statutory reserves	52	55
Retained earnings	2,763	722

Total shareholders’ equity	6,165	4,640

Total liabilities, minority interest, convertible redeemable preferred shares and shareholders’ equity	15,700	42,044

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and share related data)

	For the year ended December 31,
	2005	2006
Revenues	16,111	30,126
Business tax	(630)	(1,075)

Net revenues	15,481	29,051
Cost of revenues (Including share-based compensation of nil and $45 in 2005 and 2006, respectively)	(9,125)	(17,961)

Gross profit	6,356	11,090

General and administrative (Including share-based compensation of $67 and $632 in 2005 and 2006, respectively)	(3,026)	(6,140)
Selling and marketing (Including share-based compensation of nil and $36 in 2005 and 2006, respectively)	(270)	(681)

Total operating expenses	(3,296)	(6,821)

Government subsidies	102	54

Income from operations	3,162	4,323
Interest income	148	592
Interest expense	(17)	(4)
Exchange differences	(32)	(93)
Change in fair value of warrants	–	(405)

Income before income taxes and minority interest	3,261	4,413
Income tax expense	(2)	(2)

Income before minority interest	3,259	4,411
Minority interest in net income of consolidated subsidiary	(24)	(35)

Net income	3,235	4,376
Deemed dividend on Series A convertible redeemable preferred shares—accretion of redemption premium	(462)	(611)

Income attributable to holders of ordinary shares	2,773	3,765

Income per share
Basic—ordinary share	0.13	0.08
Basic—Series A convertible redeemable preferred share	0.29	0.24
Basic—Series B-1 convertible redeemable preferred share	N/A	0.25
Basic—Series B-2 convertible redeemable preferred share	N/A	0.33
Diluted—ordinary share	0.13	0.07

Weighted average shares used in calculating net income per share
Basic—ordinary share	11,530,684	9,605,507
Basic—Series A convertible redeemable preferred share	5,838,288	7,175,000
Basic—Series B-1 convertible redeemable preferred share	N/A	1,998,795
Basic—Series B-2 convertible redeemable preferred share	N/A	4,265,112
Diluted—ordinary share	11,530,684	10,205,449

Pro forma income per ordinary share (unaudited, see Note 2)
Basic	0.19	0.20
Diluted	0.19	0.19

Weighted average shares used in calculating pro forma net income per share (unaudited, see Note 2)
Basic	17,368,972	24,110,691
Diluted	17,368,972	24,710,634

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share data)

	Ordinary shares		Subscription receivable	Additional paid-in capital	Shares issuable in connection with business acquisitions	Accumulated other comprehensive income	Statutory reserves	Retained earnings	Total shareholders’ equity	Total comprehensive income
	Shares	Amount
Balance as of January 1, 2005	100,000	1	–	3,323	–	(7)	–	42	3,359
Issuance of ordinary shares	11,400,000	11	(9)	–	–	–	–	–	2
Shares issuable in connection with SureKAM acquisition (Note 4)	–	–	–	–	81	–	–	–	81
Discount on loans to shareholders	–	–	–	(245)	–	–	–	–	(245)
Share-based compensation	–	–	–	67	–	–	–	–	67
Deemed dividend on Series A convertible redeemable preferred shares—accretion of redemption premium	–	–	–	–	–	–	–	(462)	(462)
Provision for statutory reserve	–	–	–	–	–	–	52	(52)	–
Foreign currency translation adjustment	–	–	–	–	–	128	–	–	128	128
Net income	–	–	–	–	–	–	–	3,235	3,235	3,235

Balance as of December 31, 2005	11,500,000	12	(9)	3,145	81	121	52	2,763	6,165	3,363

Issuance of ordinary shares	186,219	–	–	208	(81)	–	–	–	127
Repurchase of ordinary shares	(2,990,000)	(3)	–	(787)	–	–	–	(5,803)	(6,593)
Collection of subscription receivable	–	–	9	–	–	–	–	–	9
Share-based compensation	–	–	–	713					713
Deemed dividend on Series A convertible redeemable preferred shares—accretion of redemption premium	–	–	–	–	–	–	–	(611)	(611)
Provision for statutory reserve	–	–	–	–	–	–	3	(3)	–
Foreign currency translation adjustment	–	–	–	–	–	454	–	–	454	454
Net income	–	–	–	–	–	–	–	4,376	4,376	4,376

Balance as of December 31, 2006	8,696,219	9	–	3,279	–	575	55	722	4,640	4,830

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the year ended December 31,
	2005	2006
Cash flows from operating activities:
Net income	3,235	4,376
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	24	35
Share-based compensation	67	713
Depreciation and amortization of property and equipment	235	749
Amortization of intangible assets	65	116
Loss on disposal of property and equipment	34	3
Changes in fair value of loans to shareholders	(85)	(104)
Change in fair value of warrants	–	405
Changes in operating assets and liabilities:
Rental deposits	(160)	(148)
Accounts receivable, net	(2,281)	(4,745)
Prepaid expenses and other current assets	(128)	(395)
Accounts payable	147	526
Accrued expenses and other payables	623	894
Income tax payable	(22)	2

Net cash provided by operating activities	1,754	2,427

Cash flows from investing activities:
Purchase of property and equipment	(1,457)	(3,637)
Loans to shareholders	(1,894)	–
Repayments from shareholders for loans advanced	–	635
Consideration paid for business acquisitions (net of cash acquired of nil and $169 in 2005 and 2006, respectively)	(255)	(819)
Proceeds from disposal of property and equipment	21	92

Net cash used in investing activities	(3,585)	(3,729)

Cash flows from financing activities:
Repayments to shareholders for loans raised	(1,207)	–
Repayments of loans assumed in Prosoft acquisition	–	(362)
Collection of subscription receivable	–	9
Proceeds from issuance of Series A convertible redeemable preferred shares (net of issuance costs of $411)	6,764	–
Proceeds from issuance of Series B-1 and B-2 convertible redeemable preferred shares and warrants (net of issuance costs of $769)	–	24,309
Proceeds from issuance of ordinary shares	2	–
Repurchase of ordinary shares	–	(6,593)

Net cash provided by financing activities	5,559	17,363

Effect of exchange rate changes	(12)	67
Cash and cash equivalents at beginning of year	721	4,437
Net increase in cash and cash equivalents	3,728	16,061

Cash and cash equivalents at end of year	4,437	20,565

Supplemental disclosures of cash flow information
Income tax paid	22	2

Interest paid	16	37

Non-cash investing activities:
Acquisition of businesses:
Value of ordinary shares issued and to be issued	81	127
Cash consideration paid	255	988
Outstanding consideration payable	39	63

Net assets acquired (including intangible assets of $395 and $254, and goodwill of nil and $365 in 2005 and 2006, respectively)	375	1,178

The accompanying notes are an integral part of these consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

1.    Organization and Principal Activities

VanceInfo Technologies Inc. (“VanceInfo” or the “Company”), formerly known as Thinkplus Investments Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) on April 19, 2004 and was re-domiciled to the Cayman Islands on October 10, 2005.

VanceInfo and its subsidiaries (collectively the “Group”) are principally engaged in the provision of information technology services (“IT services”) that mainly include quality assurance testing, application development and maintenances, research and development, globalization and localization, and enterprise solutions in the People’s Republic of China (“PRC”).

As of December 31, 2006, the Group’s subsidiaries were as follows:

Subsidiaries	Date of Acquisition/ incorporation	Place of establishment/ incorporation	Percentage of ownership
VanceInfo Creative Software Technology Ltd. (“VanceInfo Beijing”)	July 2, 2004	PRC	100%
Worksoft Japan Inc. (“Worksoft Japan”)	November 25, 2004	Japan	51%
Worksoft Creative Software Technology Ltd. (“Worksoft BVI”)	August 6, 2004	BVI	100%
Worksoft Creative Software Technology Inc. (“Worksoft US”)	November 29, 2005	United States of America (“US”)	100%
Beijing Prosoft Technology Co., Ltd. (“Prosoft”)	September 19, 2006	PRC	100%

On August 31, 2004, through VanceInfo Beijing, VanceInfo acquired the IT services business of Beijing Wensi Chuangyi Software Technology Co., Ltd. (“Wensi Chuangyi”), the predecessor of VanceInfo Beijing, for a cash consideration of $1,784. Wensi Chuangyi was established under the laws of the PRC in 1995 and engaged in the provision of localization and quality assurance testing services. In 2001, Wensi Chuangyi was merged into Heteng Software Technology Co., Ltd (“Heteng”), an IT services company in the PRC. Management of Wensi Chuangyi owned 30% of Heteng after the merger transaction. The acquisition of Wensi Chuangyi was accounted for as a purchase business combination with net assets recorded at their fair market value at the date of acquisition, with a reallocation of negative goodwill of $3,864. Before the acquisition of Wensi Chuangyi, the Group did not have significant operations. The Group consolidated the operating results of the IT services business of Wensi Chuangyi from the date of the acquisition.

The purchase price, after the reallocation of negative goodwill, was allocated as follows:

		Amortization period
Accounts receivable	666
Property and equipment	105
Intangible assets:
Trade name	604	Indefinite
Customer base and relationship	528	10 years
Deferred tax liabilities	(119)

Total	1,784

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

2.    Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of Consolidation

The consolidated financial statements include the financial statements of VanceInfo and its majority owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, useful lives and impairment of property and equipment, impairment of goodwill and economic lives of intangible assets. Actual results could differ from those estimates.

Significant risks and Uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: advances and trends in new technologies and industry standards; competition from other competitors; regulatory or other PRC related factors; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and general risks associated with the IT services industry.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable represents those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers. The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers.

Movement of allowance for doubtful accounts is as follows:

	Balance as of beginning of the year	Charge to expense	Reduction	Exchange adjustment	Balance as of end of the year
2005	51	—	—	1	52
2006	52	—	—	1	53

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

Property and Equipment, Net

Property and equipment, net, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Furniture and office equipment	5 years
Motor vehicles	5 years
Computers and software	5 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

Acquired Intangible Assets with Finite Lives, Net

Acquired intangible assets with finite lives, net are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over the following estimated weighted average economic lives:

Contract backlog	0.33-1 year
Customer base and relationship	3-10 years
Non-Compete Agreement	3 years

Impairment of Long-lived Assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Impairment of Goodwill and Indefinite-lived Intangible Assets

The Company annually reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

The impairment test for other intangible asset not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.

The Group has determined to perform the annual impairment tests on December 31 of each year. The Group did not incur any impairment loss on goodwill or other intangible assets not subject to amortization for the years ended December 31, 2005 or 2006.

Revenue Recognition

The Group derives revenues from IT services.

The majority of the contracts are for the provision of services performed on a time-and-material basis. The Group bills customers for related service performance based on pre-agreed charge rates. Customers may terminate contracts before completion and revenue is considered to be realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. Thus, the revenues from this type of contract are recognized as the billable services are rendered. Software developed by the Group on behalf of its customers is transferred in its entirety to the customer. Revenues recognized for time-and-material contracts amounted to $15,758 and $29,243 for the years ended December 31, 2005 and 2006, respectively.

The remaining revenues are earned from fixed-price contracts. Revenue from fixed-price contracts require the Group to perform services throughout the contractual period, which is generally less than one year. Revenues from fixed-price contracts are generally recognized as per the proportional performance method using an output measure determined by achievement of milestones which include planning documentation and testing reports. The Group estimates the man-hours involved in achieving each of these milestones and when the milestone is achieved the Group recognizes a proportion of the total revenue under the contract based on the hours incurred in achieving that milestone against its latest estimate of the total man-hours to be incurred in performing the contract. Revenues recognized for fixed-price contracts amounted to $353 and $883 for the years ended December 31, 2005 and 2006, respectively.

The Group does not enter into maintenance service arrangements for fixed-price contracts. For time-and-material contracts, the Group may render initial development and maintenance services, typically for a period of less than one year and are subject to the terms of the master agreement which fixes the billing rates for man-hours based on level of experience of the engineers regardless of the type of engaged services.

Reimbursable out-of-pocket expenses and material costs are recognized as revenues when billed in accordance with Emerging Issues Task Force (“EITF”) 01-14: Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred.

The Group accounts for volume discounts and pricing incentives to customers using the guidance of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The discount terms in the Group’s arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions. The discounts are passed to the customer either as cash payments or as a reduction of payments due from the customer. The Group has recorded its revenue rebate as reduction in revenues.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

Business Tax

The Group’s PRC subsidiaries are subject to business tax at rate of 5% of total revenues for certain type of contracts. Certain contracts under specific formalities are exempted from business tax in accordance with the PRC tax laws. Business tax is recorded as a reduction in revenues when incurred.

Government Subsidies

The Group receives non-repayable subsidies from PRC local government agencies for meeting certain conditions, such as locating their office in a certain district or passing certain technological certification. The subsidies are recorded in the consolidated statements of operations in the period in which the right to receive such subsidies is established.

Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Advertising Costs

The Group expenses advertising costs as incurred. Total advertising expenses were $20 and $20 for the years ended December 31, 2005 and 2006, respectively, and have been included as part of selling and marketing expenses.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

Foreign Currency Translation

VanceInfo, Worksoft BVI and Worksoft US use the United States dollar (“U.S. dollar”) as their functional currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than U.S. dollar during the year are converted into U.S. dollar at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recognized in the consolidated statements of operations.

The financial records of VanceInfo Beijing, Prosoft and Worksoft Japan are maintained in Renminbi or Japanese Yen (“JPY”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are reflected as a separate component of comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

The Group uses the U.S. dollar as its reporting currency.

Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of shareholders’ equity and comprehensive income.

Concentration of Credit Risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places their cash and cash equivalents with financial institutions with high-credit ratings and quality.

Details of customers accounting for 10% or more of total revenues are as follows:

	For the year ended December 31,
Customer	2005	2006
A	34%	25%
B	24%	28%

Details of customers accounting for 10% or more of accounts receivable are as follows:

Customer	As of December 31,
	2005	2006
A	42%	39%
B	13%	18%

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates their fair value due to their short-term maturities.

The carrying value of loans to shareholders, which is based on discounted cash flows using current interest rates, approximates the fair value as of December 31, 2005 and 2006, respectively.

The carrying value of warrants is the fair value as of December 31, 2006, which was determined by the Group with the assistance of American Appraisal China Limited, an independent third party and were determined using the Black Scholes option pricing model (Note 17).

Share-based Payments

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued in accordance with the FASB Statement of Financial Accounting Standard (“SFAS”) No. 123(R), Share-Based Payment, and recognized as compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital. SFAS No. 123(R) was effective for the year beginning after January 1, 2006, with early adoption permitted. The Group has early adopted the provision of SFAS No. 123(R) in the accompanying consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

Share-based payment transactions with non-employees are accounted for as share based compensation expense in accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Net Income Per Share

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group has used the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, undistributed net income is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share income for the period; whereas undistributed net loss is allocated to ordinary shares because preferred shares are not contractually obligated to share the loss.

The Group had convertible redeemable preferred shares, stock options, warrants and potentially issuable ordinary shares whose issuance is contingent upon the satisfaction of certain conditions in connection with business acquisitions which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the if-converted method; the effect of the warrants and stock options is computed using the treasury stock method.

Unaudited Pro Forma Information

Pro forma basic and diluted income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the year plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding Series A, B-1, B-2 and B-3 convertible redeemable preferred shares. Series B-3 convertible redeemable preferred shares are assumed to be issued by exercising warrants set out in Note 17 by the warrants holders.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group does not expect the adoption of SFAS No. 157 to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Group’s choice to use fair value on its earnings. It also requires entities to display the fair value

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

of those assets and liabilities for which the Group has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 159 to have a material impact on its financial statements.

In June 2006, the FASB issued Interpretation (“FIN”) No. 48 Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Group does not expect the initial adoption of FIN No. 48 on January 1, 2007 to have a material impact on its financial statements.

3.    Segment Information

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment.

Geographic Information

Although the Group has subsidiaries in the PRC, Japan and the US, the Group’s long lived assets are primarily located in the PRC.

The following table summarizes the Group’s net revenues in different geographic locations:

	For the year ended December 31,
	2005	2006
US	13,325	24,717
PRC	718	2,065
Japan	1,040	1,548
Europe	337	714
Others	61	7

Total	15,481	29,051

Geographic area data are based on the countries in which the customers’ headquarters are located. In determining the geographic information, customers under common control, such as subsidiary and its parent entity, are treated as a single customer.

4.    Acquisitions

The Group had the following acquisitions for 2005 and 2006:

Acquisition of SureKAM’s Business

On September 9, 2005, VanceInfo, through VanceInfo Beijing, acquired the operating business of the International Business Division of Beijing SureKAM Technology Co., Ltd. (“SureKAM”), a software

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

development outsourcing service provider for a cash consideration of $294 and 100,000 ordinary shares of VanceInfo at a fair value of $0.81 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of a third-party appraisal by American Appraisal China Limited. Cash consideration of $255 was paid in 2005 with the remaining cash consideration of $39 recorded as a liability as of December 31, 2005. The 100,000 shares issuable as of December 31, 2005 were recorded in shareholders’ equity at the aggregate fair value of $81 and were later reallocated to common stock and additional paid-in capital upon subsequent delivery of shares in February 2006. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141 Business Combination. The acquired net assets were recorded at their fair market value at the date of acquisition, with a reallocation of negative goodwill of $1,087. The aggregate purchase price of $375 consisted of the following:

Cash consideration	294
Value of ordinary shares	81

Total	375

The purchase price, after the reallocation of negative goodwill, was allocated as follows:

		Amortization period
Intangible assets:
Contract backlog	2	1 year
Customer base and relationship	393	10 years
Other net liabilities acquired	(20)

Total	375

The unaudited pro forma information of the SureKAM acquisition as if the acquisition had occurred on January 1, 2005 and 2006 is not presented because Group believes it is impracticable to do so.

Acquisition of Envisys’s Business

On January 1, 2006, the Group acquired the operating business of Envisys Inc. (“Envisys”), an enterprise solutions service company for a cash consideration of $200 and 86,219 ordinary shares of VanceInfo at a fair value of $1.47 per ordinary share as of the acquisition date. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of a third-party appraisal by American Appraisal China Limited. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with guidance from SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $327 consisted of the following:

Cash consideration	200
Value of ordinary shares	127

Total	327

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

The purchase price was allocated as follows:

		Amortization period
Intangible assets:
Contract backlog	2	0.33 year
Customer base and relationship	44	3 years
Non-compete agreement	1	3 years
Goodwill	281
Other net liabilities acquired	(1)

Total	327

The unaudited pro forma information of the Envisys acquisition as if the acquisition had occurred on January 1, 2005 is not presented because the Group believes it is impracticable to do so.

Acquisition of Prosoft’s Equity Interest

On September 19, 2006, the Group acquired a 100% equity interest in Prosoft, a software development outsourcing service provider focused on telecom research and development, for an initial cash consideration of $627, which was paid in 2006 and contingent consideration of shares and cash subject to future financial conditions . The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with guidance from SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $660 consisted of the following:

Cash consideration	627
Cost of transaction	33

660

The purchase price was allocated by the Group with the assistance of American Appraisal China Limited, an independent third party, as follows:

		Amortization period
Cash acquired	169
Accounts receivable	964
Other current assets	131
Property and equipment	240
Intangible assets:
Contract backlog	5	0.4 year
Customer base and relationship	125	5.3 years
Non-compete agreement	6	3 years
Goodwill	76
Short-term loans	(612)
Other current liabilities	(435)
Deferred income tax liabilities	(9)

Total	660

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

Pursuant to the terms of the original purchase agreement, in addition to the initial cash payment, the Group agreed to pay additional cash up to $276 and issue ordinary shares up to 206,499 shares contingent upon the attainment of defined operating objectives for future periods by the acquired business. These additional considerations, if paid, will be adjusted as an increase of goodwill.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2005 and 2006 of the Group as if the acquisition had occurred on January 1, 2005 and 2006. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the year ended December 31,
	2005	2006
	(unaudited)	(unaudited)
Pro forma revenue	18,974	32,375
Pro forma net income	3,244	4,474
Pro forma net income per ordinary share—basic	0.13	0.08
Pro forma net income per Series A convertible redeemable preferred share—basic	0.29	0.25
Pro forma net income per Series B-1 convertible redeemable preferred share—basic	N/A	0.26
Pro forma net income per Series B-2 convertible redeemable preferred share—basic	N/A	0.33
Pro forma net income per ordinary share—diluted	0.13	0.08

Acquisition of SunBridges’s Business

On December 1, 2006, the Group acquired the operating business of SunBridges Technology Ltd., (“SunBridges”), an outsourcing service company, for an initial cash consideration of $191 which was paid in 2006. The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with guidance from SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The purchase price of $191 was allocated as follows:

		Amortization period
Intangible assets:
Contract backlog	18	1 year
Customer base and relationship	47	5 years
Non-compete agreement	6	3 years
Goodwill	8
Other net assets acquired	112

Total	191

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

Pursuant to the terms of the original purchase agreement, in addition to the initial cash payment, the Group agreed to pay additional cash up to $104 and issue ordinary shares up to 26,915 shares in two tranches contingent upon the attainment of defined operating objectives for future periods by the acquired business. These additional considerations, if paid, will be adjusted as an increase of goodwill.

The unaudited pro forma information of the SunBridges acquisition as if the acquisition had occurred on January 1, 2005 and 2006 is not presented because the Group believes it is impracticable to do so.

5.    Prepaid Expenses and Other Current Assets

	As of December 31,
	2005	2006
Advances to employees	130	366
Prepaid rentals	92	257
Other prepaid expenses	108	381

Total	330	1,004

Other prepaid expenses primarily consisted of prepaid miscellaneous general and administrative expenses.

6.    Property and Equipment, Net

	As of December 31,
	2005	2006
Furniture and office equipment	80	670
Motor vehicles	40	100
Computers and software	1,423	3,752
Leasehold improvements	423	1,626

	1,966	6,148
Less: Accumulated depreciation and amortization	(275)	(1,148)

Property and equipment, net	1,691	5,000

Depreciation and amortization expenses recorded for the years ended December 31, 2005 and 2006 were $235 and $749, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

7.    Acquired Intangible Assets, Net

The Group acquired trade name, contract backlog, non-compete agreement, and customer base and relationship through various business combinations. The costs and accumulated amortization of these acquired intangible assets are as follows:

	As of December 31,
	2005	2006
Intangible assets not subject to amortization:
Trade name	618	638
Intangible assets subject to amortization:
Contract backlog	2	27
Customer base and relationship	980	1,233
Non-compete agreement	–	14

	1,600	1,912

Less: Accumulated amortization
Contract backlog	(1)	(9)
Customer base and relationship	(80)	(191)
Non-compete agreement	–	(1)

	(81)	(201)

Acquired intangible assets, net	1,519	1,711

The Group recorded amortization expenses of $65 and $116 for the years ended December 31, 2005 and 2006, respectively. The Group expects to record amortization expenses of $173, $154, $138, $135, $134 and $339 for 2007, 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

8.    Loans to Shareholders

In March 2005, the Group loaned $1,241 and $653 to two principal shareholders of the Company respectively, for the shareholders’ financial needs, with a three years term at a stated annual interest rate of 2%. The interest will be paid together with the loans at the end of three-year period.

Since the stated interest rate is lower than the then prevailing market rate, the Group recorded the loans at the present value discounted at 6.2% per annum, representing the then prevailing market interest rate for similar instruments in accordance with guidance from Accounting Principle Board Opinion No. 21, Interest on Receivables and Payables. The difference between the present value upon the issuance and the face amount of the loans, amounting to $245, was recorded as a reduction in additional paid-in capital because the loans were lent to the principal shareholders of the Company.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

The outstanding cash loans provided to the two principal shareholders are as follows:

	As of December 31,
	2005	2006
Principal:
Team Dragon International Limited (“Team Dragon”)	590	–
Button Software Ltd.(“Button”)	1,111	1,156
Add: Accrued interest at stated rate	32	46

	1,733	1,202

Interest income recorded for the years ended December 31, 2005 and 2006 was $85 and $104 using the effective interest method.

In April 2006, the loan to Team Dragon was settled. The loan to Button and related interest will become due and payable on March 10, 2008.

9.    Accrued Expenses and Other Payables

	As of December 31,
	2005	2006
Accrued payroll and employee welfare	1,008	1,665
Accrued reimbursable operating costs	23	549
Business tax payable	208	351
Outstanding cash consideration in connection with business acquisitions	39	102
Other taxes payable	112	155
Short-term bank loan assumed in Prosoft acquisition	–	256
Other accrued liabilities	43	317

Total	1,433	3,395

Accrued reimbursable operating costs represented the outstanding amounts claimed by employees for business expenditures.

Short-term bank loan, amounting to $256 as of December, 31, 2006, was assumed in Prosoft acquisition with a guarantee provided by a local government agency as support to the software business industry. The loan had an annual interest rate of 5.85% and will be due in full on February 27, 2007.

10.    Management Compensation

On April 20, 2006, the Group declared dividends of $345 to Button, a holder of ordinary shares controlled by members of management of the Group, for the performance of the Group in year 2005. Other ordinary shareholders and participating preferred shareholders waived the rights to receive these ordinary share dividends. The dividends were in substance bonus paid to compensate management for their service rendered in 2005 pusuant to understanding established in 2005. Therefore, the dividends were recognized as compensation in general and administrative expenses of the consolidated statements of operation in year 2005.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

11.    Income Taxes

VanceInfo and Worksoft BVI are tax exempted companies incorporated in the Cayman Islands and the British Virgin Islands, respectively.

VanceInfo Beijing is a foreign-invested enterprise established in the PRC and as such is subject to PRC Foreign-invested Enterprise Income Tax (“FEIT”) on the taxable income in accordance with the relevant PRC income tax laws. Prosoft was established in the PRC and is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Both FEIT and EIT rates for companies operating in the PRC are 33%.

However, VanceInfo Beijing qualifies as a”new and high-technology enterprise” located in a high-tech zone in Beijing and, therefore, is entitled to a three-year exemption from year 2005 to 2007, a 50% reduced tax rate of 7.5% from year 2008 to 2010, and a preferential tax rate of 15% thereafter as long as it continues to qualify as a “new and high-technology enterprise”. Prosoft also qualifies as a “new and high-technology enterprise” located in a high-tech zone in Beijing and, therefore, is entitled to a three-year exemption from the enterprise income tax from 2004 to 2006, a 50% reduced tax rate of 7.5% from year 2007 to 2009, and a preferential tax rate of 15% thereafter as long as it continues to qualify as a “new and high-technology enterprise”.

Pursuant to the relevant tax rules and regulations applicable to Worksoft Japan, Worksoft Japan is required to pay an annual income tax of JPY180 and accordingly, the income tax expense incurred for Worksoft Japan was $2 and $2 for the years ended December 31, 2005 and 2006, respectively.

Worksoft US is subject to federal income tax at gradual rates, depending upon taxable income levels, and state income tax of 8.84%. Worksoft US reported net operating losses for 2005 and 2006.

Income tax expenses are as follows:

	For the year ended December 31,
	2005	2006
Income taxes expenses:
Current	2	2
Deferred	–	–

Total	2	2

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

The principal components of deferred income taxes are as follows:

	As of December 31,
	2005	2006
Non-current deferred tax asset:
Net operating loss carry forwards	13	97
Valuation allowance	(13)	(97)

Net deferred tax asset	–	–
Non-current deferred tax liabilities:
Intangible assets	(159)	(179)

Non-current deferred tax liabilities, net	(159)	(179)

The valuation allowance of 2005 and 2006 relates to the net operating losses generated by Prosoft and Worksoft US, which the Group believes these two subsidiaries cannot generate future taxable income to recognize the income tax benefit. The net operating loss carry forwards for Prosoft will expire on various dates through 2011 and the net operating loss carry forward for Worksoft US will expire in 2026 for federal income tax purposes.

Deferred tax liabilities were recognized in connection with the intangible assets acquired in business acquisitions.

A reconciliation between the statutory PRC enterprise income tax rate of 33% and the effective tax rate is as follows:

	For the year ended December 31,
	2005	2006
	%	%
Statutory tax rate in PRC	33.00	33.00
Changes in valuation allowances	0.40	1.90
Effect of income tax rate differences of subsidiaries operating with different tax regulations	(17.01)	(17.66)
Effect of tax holidays enjoyed by PRC subsidiaries	(16.34)	(17.20)

Effective tax rate	0.05	0.04

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

During the years ended December 31, 2005 and 2006, if the Group’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, income tax expense and earnings per share amounts would be as follows:

	For the year ended December 31,
	2005	2006
Changes in income tax expense	533	759
Net income per ordinary share—basic	0.10	0.05
Net income per Series A convertible redeemable preferred share—basic	0.26	0.21
Net income per Series B-1 convertible redeemable preferred share—basic	N/A	0.22
Net income per Series B-2 convertible redeemable preferred share—basic	N/A	0.29
Net income per ordinary share—diluted	0.10	0.04

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which will become effective from January 1, 2008 and will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Group, by adopting a unified income tax rate of 25% for most enterprises. In accordance with the New Income Tax Law, the existing preferential tax treatments granted to VanceInfo BJ and Prosoft may continue to be entitled as long as Worksoft BJ and Prosoft continue to qualify as “high and new technology enterprise strongly supported by the State”. However, as the detailed implementation rules of the New Income Tax Law have not yet been issued, it is unclear whether Worksoft BJ and Prosoft can continue to qualify as “high and new technology enterprise strongly supported by the State” after the New Income Tax Law becomes effective. Furthermore, under the New Income Tax Law, a “resident enterprise,” which includes an enterprise established outside of the PRC with management located in the PRC, will be subject to the PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

12.    Net Income Per Share

The calculation of the earnings per share is as follows:

	For the year ended December 31,
	2005		2006
Net income	3,235		4,376
Deemed dividend on Series A convertible redeemable preferred shares-Accretion of redemption premium	(462)		(611)

Net income attributable to holders of ordinary shares	2,773		3,765

Numerator used in basic and diluted net income per share:
Net income allocated for computing net income per ordinary share- basic	1,531	(i)	737	(i)

Net income allocated for computing net income per
Series A convertible redeemable preferred share- basic	1,704	(i)	1,735	(i)

Net income allocated for computing net income per
Series B-1 convertible redeemable preferred share- basic	N/A		505	(i)

Series B-2 convertible redeemable preferred share- basic	N/A		1,399	(i)

Net income allocated for computing net income per ordinary share-diluted	1,531		737

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income per ordinary share- basic	11,530,684	(ii)	9,605,507	(ii)

Weighted average shares outstanding used in computing net income per Series A convertible redeemable preferred share-basic	5,838,288		7,175,000

Weighted average shares outstanding used in computing net income per Series B-1 convertible redeemable preferred share-basic	N/A		1,998,795

Weighted average shares outstanding used in computing net income per Series B-2 convertible redeemable preferred share-basic	N/A		4,265,112

Weighted average ordinary shares outstanding used in computing net income per ordinary share- diluted	11,530,684	(iii)	10,205,449	(iii)

Net income per ordinary share-basic	0.13		0.08

Net income per Series A convertible redeemable preferred share-basic	0.29		0.24

Net income per Series B-1 convertible redeemable preferred share-basic	N/A		0.25

Net income per Series B-2 convertible redeemable preferred share-basic	N/A		0.33

Net income per ordinary share-diluted	0.13		0.07

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on a pro rata basis on the dividend participating right. The net income allocated for computing net income per Series A convertible redeemable preferred share-basic also contained the deemed dividend for accretion of the redemption premium.

(ii)	The calculation of the weighted average number of ordinary shares for the purpose of basic net income per share has included the effect of the 100,000 ordinary shares issuable in connection with SureKAM business acquisition, as recorded in the shareholders’ equity in 2005 (Note 15).

(iii)	The Group has securities outstanding which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income per share in the years ended December 31, 2005 and 2006 as their effects would have been anti-dilutive. Such outstanding securities consisted of 7,175,000 shares on Series A convertible redeemable preferred shares and 9,370,188, Series B-1 and B-2 convertible redeemable preferred shares, warrants to purchase 689,750 Series B-3 convertible redeemable preferred shares (Note 15) and stock options of a weighted average number of 248,574.

Ordinary shares to be issued contingent upon the attainment of specified earnings levels in future periods by the acquired businesses are recorded when the contingency is resolved and additional share consideration is issuable. As of December 31, 2005 and 2006, the Group had up to nil and 233,414 ordinary shares contingently issuable, respectively, and not recorded in the consolidated financial statements in connection with the business acquisitions set out in Note 4. The potentially issuable ordinary shares, were excluded from the computation of diluted net income per share in the year ended December 31, 2006.

The calculation of the weighted average number of ordinary shares in 2006 for the purpose of diluted net income per share has included the effect of stock options of a weighted average number of 1,167,144, which gives rise to an incremental weighted average number of 599,942 ordinary shares from the assumed conversion of these stock options using the treasury stock method.

13.    Shares-based Compensation

2005 Stock Option Plan

On November 3, 2005, the Group adopted the 2005 Stock Option Plan (the “Plan”), which allows the Group to grant options to its employees and directors to purchase 1,867,500 ordinary shares subject to vesting requirement. In April and May 2006, additional options to purchase 2,400,000 ordinary shares were authorized with the approval from shareholders. No options shall be exercisable after ten years from the date of grant. The options will vest first 1/4 on a date specified in the option award agreement, which is usually a date approximately 9 months or one year from the date of grant, and thereafter, 1/48 on each of the monthly anniversaries or 1/16 on each of the quarterly anniversaries from the first vesting date.

Termination of option

If the grantee ceases to be employed by or ceases to provide services to the Group, (a) the grantee will have until the date that is 30 days after his or her severance date to exercise the options (or portion thereof) to the extent that they were vested on the severance date; (b) the options to the extent not vested on the severance date, shall terminate on the severance date; (c) the options, to the extent exercisable for the 30-day period following the severance date and not exercised during such period, shall terminate at the close of the business on the last day of the 30-day period.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

Option exercise

The option shall be exercisable by the delivery of a written notice to the secretary of the Company, in the form approved by the Company, stating the number of ordinary shares to be purchased pursuant to the option and payment in full for the exercise price of the shares to be purchased in cash, by check or by electronic funds transfer to the Company.

Options to employees

In 2006, the Company granted a total of 2,991,700 share options to employees at an exercise price ranging from $0.30 to $2.00 per share.

Options to non-employees

On January 7, 2006, the Company granted 20,000 options to four non-employee directors for their services, at an exercise price of $0.30 per share.

The following table summarizes information regarding the stock options granted:

Quarters ended	Options granted	Weighted average exercise price per option	Weighted average fair value per ordinary share at the grant dates	Weighted average intrinsic value per option at the grant dates
March 31, 2006	512,600	0.30	1.47	1.17
June 30, 2006	1,496,200	0.39	0.90	0.51
September 30, 2006	438,900	1.60	0.97	–
December 31, 2006	564,000	1.95	1.22	–

Total:	3,011,700

	For the year ended December 31,
	2005		2006
	Number of options	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
Outstanding at beginning of year	–		–
Granted	–	–	3,011,700	0.84
Exercised	–	–	–	–
Forfeited	–	–	(136,350)	0.41

Outstanding at end of year	–		2,875,350

Shares exercisable at end of year	–		164,350

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

The following table summarizes information with respect to stock options outstanding as of December 31, 2006:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2006	Number exercisable	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2006
Ordinary shares	2,875,350	9.44	0.86	1,617	164,350	0.3	153

As of December 31, 2006, options to purchase 1,392,150 ordinary shares were available for future grant.

The range of fair value of the options as of their respective grant dates is as follows:

	For the year ended December 31,
	2005	2006
Options (weighted average $0.72 per option)	n/a	0.44 ~ 1.26

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

For the year ended December 31,
	2005	2006
Risk-free interest rate of return	n/a	4.30% ~ 5.21%
Expected term	n/a	5.9 ~ 6.1 years
Volatility	n/a	51.7% ~ 58.0%
Dividend yield	n/a	–

(1)    Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options. The companies selected for reference were PeopleSupport Inc., Lionbridge Technologies Inc., Cognizant Technology Solutions Corporation, SinoCom Software Group Ltd., Infosys Technologies Limited, Wipro Limited, Satyam Computer Services Limited and Tata Consultancy Services.

(2)    Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(3)    Expected term

As the Company did not have historical share option exercise experience, it estimated the expected term as the average between the vesting term of the options and the original contractual term.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

(4)    Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)    Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(6)    Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation. When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on each grant date was determined with the assistance of American Appraisal China Limited, an independent third party.

The Group recorded share-based compensation of $699 for options granted to employees and $14 for non-employees for the year ended December 2006 according to the graded vesting schedule.

There was $1,200 of total unrecognized compensation expense related to nonvested share options granted as of December 31, 2006. The expense is expected to be recognized over a weighted-average period of 3.38 years according to the graded vesting schedule.

Ordinary Shares Awarded to Employees by Principal Shareholder

A principal shareholder of Button transferred 50,000 ordinary shares of Button, for $0.24 each, to each of two executives of the Group on September 9, 2005 and October 3, 2005, respectively. The Group determined that the share transfer was a compensation for the executives’ services to the Group and recorded a share-based compensation of $67, being the excess of the fair value of the underlying shares of the Company over the consideration paid by the executives for the shares of Button. As the Group believed that there was no significant change in its operations in the period between September 9, 2005 and October 3, 2005 that would materially impact the fair value of the Company’s ordinary shares, $0.81 was applied in determining the amounts of share-based compensation. The fair value of the ordinary shares was $0.81 per share determined by a retrospective valuation after considering a number of factors, including the result of a third-party appraisal by American Appraisal China Limited on September 9, 2005.

14.    Ordinary Shares

The Company was incorporated in April 2004 with 50,000 ordinary shares authorized and 100 ordinary shares issued and outstanding with $1 par value.

In February 2005, the Company approved a split of 100:1 of its ordinary shares. The 100:1 share split has been retroactively reflected in the Company’s consolidated financial statements.

In March 2005, the Company issued 1,140,000 ordinary shares at $0.01 par value proportionately to the existing ordinary shareholders. Of the total consideration of $11, $9 was paid off in 2006 and therefore was recorded as subscription receivable as of December 31, 2005.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

In March 2005, in connection with the issuance of Series A preferred shares as set out in Note 16, 717,500 Series A preferred shares were authorized out of the existing ordinary share authorization. Therefore, after the Series A shares issuance, the authorized ordinary shares were reduced to 4,282,500.

In November 2005, the Company approved another share split of 10:1 of its ordinary shares which has been retroactively reflected in the Company’s consolidated financial statements.

In February 2006, the Company issued 100,000 ordinary shares to Sures Corporation Limited, as part of the consideration for the acquisition of SureKAM as set out in Note 4.

In April 2006, the Company repurchased 2,990,000 ordinary shares from Team Dragon at a price of $2.20 per share. The excess, amounting to $5,803, of the repurchase price over the initial issuance price was recorded as a reduction in retained earnings of the Group. These ordinary shares were cancelled upon repurchase.

On April 28, 2006, the authorized ordinary shares of the Company increased to 70,000,000 ordinary shares pursuant to a shareholders’ resolution.

In July 2006, the Company issued 86,219 ordinary shares to Mr. Yonghui Zhu, as part of the consideration for the acquisition of Envisys as set out in Note 4.

15.    Shares Issuable for Business Acquisitions

Ordinary shares to be issued unconditionally but not issued yet in connection with business acquisitions set out in Note 4 are recorded in shareholders’ equity until the shares are issued at the fair value of the issuable shares as of the date when the number of shares issuable are determinable, which is usually the date of acquisition or when contingencies are solved.

As of December 31, 2005, the amount represented 100,000 ordinary shares valued at $0.81 per share as of the date of SureKAM acquisition set out in Note 4. The fair value of the ordinary shares was $0.81 per share after considering a number of factors, including the result of a third-party appraisal by American Appraisal China Limited. The shares were subsequently issued in February 2006.

16.    Convertible Redeemable Preferred Shares

Series A Convertible Redeemable Preferred Shares

On March 10, 2005, the Company issued 717,500 Series A convertible redeemable preferred shares (“Series A Shares”) to three third party investors for $7,175 (after issuance cost, net proceeds of $6,764), at $10 per share. In the same month, the Company had a one-to-ten share split and accordingly it became 7,175,000 Series A Shares with par value of $0.001 and original issue price of $1.

The rights, preferences and privileges with respect to the Series A Shares are as follows:

Voting right

Holders of the Series A Shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A Shares generally vote together with the ordinary shares and not as a separate class.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

Dividends

Holders of Series A Shares are entitled to receive dividends at the rate of eight percent (8%) of its issue price after dividend payment on Series B Shares (set out below in Note 16). Dividend is payable upon declaration by the board of directors and is noncumulative.

After payment of dividends on all preferred shares, the holders of Series A Shares participates in dividend payment with other participative preferred shares and ordinary shares on a pro rata and as-converted basis.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, after the full Series B-1, B-2 and B-3 preference amount on all outstanding Series B-1, B-2 and B-3 Shares has been paid, prior to any distribution of any of the assets or surplus funds of the Company to other classes of the Company, the holders of Series A Shares are entitled to receive, the full amount of the original issue price. After such payment has been made to holders of the Series A Shares, any remaining assets or proceeds of the Company will be distributed pro rata to holders of ordinary shares on an if-converted basis.

Redemption

The Series A Shares are redeemable at the option of the holders 60 days after the Company has redeemed Series B Shares, if not previously converted, for an amount equal to (original issue price of Series A Shares x 108%)N plus all declared but unpaid dividends. N refers to a fraction the numerator of which is the number of calendar days between March 10, 2005 and the redemption date and the denominator of which is 365.

The Group accrued the 8% premium over the redemption period as deemed dividends for the years ended December 31, 2005 and 2006, respectively.

Conversion

The Series A Shares are convertible into ordinary shares of the Company on a one-for-one basis, at the option of the holder anytime after issuance. Each automatically converts into ordinary shares of the Company upon majority of the class of shareholders’ written consent or an initial public offering (“IPO”) on an internationally recognized stock exchange with market value of the Group immediately after the IPO of no less than $300,000, including the ordinary shares converted from the Group’s preferred shares.

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of November 10, 2005, there was no beneficial conversion feature upon issuance of Series A Shares.

Series B-1, B-2 and B-3 Convertible Redeemable Preferred Shares

On May 2, 2006, the Company issued 2,990,000 Series B-1 convertible redeemable preferred shares (“Series B-1 Shares”), 6,380,188 Series B-2 convertible redeemable preferred shares (“Series B-2 Shares”) and warrants (Note 17) to purchase Series B-3 convertible redeemable preferred shares (“Series B-3 Shares”) to a group of third party investors for a total amount of $25,078 (after issuance cost, net proceeds of $24,309). The group of investors has identical shareholding percentages in Series B-1 and Series B-2 Shares.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

The Company has also authorized 1,000,000 Series B-3 Shares for the warrants set out in Note 17. Series B-1, Series B-2 and Series B-3 Shares are jointly referred as “Series B Shares” with the same terms unless otherwise noted. Series B Shares has par value of $0.001, while Series B-1 issuance price is $2.20 and Series B-2 issuance price is $2.8996.

The rights, preferences and privileges with respect to the Series B Shares are as follows:

Voting rights

Holders of the Series B Shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series B Shares generally vote together with the ordinary shares and not as a separate class.

Dividends

Holders of Series B Shares are entitled to receive dividends at the rate of eight percent (8%) of its respective issue price prior and in preference to any dividend on any other class, classes or series of shares. Dividend is payable upon declaration by the board of directors and is noncumulative.

After payment of dividends on all preferred shares, the holders of Series B participates in dividend payment with other participative preferred shares and ordinary shares on a pro rata and as-converted basis.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, prior to any distribution of any of the assets or surplus funds of the Company to other classes of the Company, the holders of Series B Shares are entitled to receive the full amount of the original issue price. After such payment has been made to holders of the Series A Shares, any remaining assets or proceeds of the Company will be distributed pro rata to holders of ordinary shares on an if-converted basis.

Redemption

The Series B Shares are redeemable at the option of the holders of the Series B any time after the fourth anniversary of issuance date, if not previously converted, for an amount equal to the greater of: (x) one hundred percent (100%) of the applicable Series B-1/B-2/B-3 issue price, plus all dividends accrued but unpaid and (y) the fair market value of the Series B-1/B-2/B-3 Shares to be determined by an independent appraisal.

Conversion

The Series B Shares are convertible into ordinary shares of the Company on a one-for-one basis except the Series B-2 Shares has a conversion ratio of 0.8-to-1, at the option of the holder anytime after issuance. Each automatically converts into ordinary shares of the Company upon majority of the class of shareholders’ written consent or an IPO with market value of the Group immediately after the IPO of no less than $300,000, including the ordinary shares converted from the Group’s preferred shares.

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of May 2, 2006, there was no beneficial conversion feature upon issuance of Series B-1 and B-2 Shares.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

17.    Warrants

In May 2006, in connection with the issuance of Series B-1 Shares and Series B-2 Shares, the Company granted warrants to Series B-1 and B-2 investors to purchase up to $2 million of Series B-3 Shares at the exercise price of $2.8996 per share, which represents 689,750 Series B-3 Shares. Key terms of Series B-3 Shares are set out in Note 16. Other than exercising for cash, the investor also has an option to receive a reduced number of shares in direct proportion to the fair value of Series B-3 Shares. The warrants are exercisable upon issuance and are void upon the Company’s completion of IPO.

Management has classified the warrants as a liability under SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity because exercise of the warrants will result in the delivery of redeemable preferred shares.

Therefore, the warrants were initially accounted for at the fair value of $498 ($0.722 per warrant) on the date of grant and subsequently reported at fair value as of each reporting date. As of December 31, 2006, the fair value of the warrants was $903 ($1.309 per warrant). The change in fair value of $405 was recorded in the consolidated statement of operations for the year ended December 31, 2006.

The fair value of the warrants was determined by the Group with the assistance of American Appraisal China Limited, an independent third party, and was determined using the Black-Scholes option pricing model with assumptions as follows:

	As of Date of grant	As of December 31, 2006
Risk-free rate of return	5.24%	5.20%
Expected remaining contractual life of the warrants	2.17 year	1.5 year
Volatility	38.0%	35.6%
Expected dividend yield	0%	0%

During the year ended December 31, 2006, no warrants were exercised into Series B-3 Shares.

18.    Mainland China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $437 and $1,067 for the years ended December 31, 2005 and 2006, respectively.

19.    Statutory Reserves

PRC legal restrictions permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Foreign Investment Enterprises, the Group’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the Group’s PRC subsidiaries. These reserve funds include one or more of the following (i) a general reserve

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

(ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), and the other fund appropriations are at the management’s discretion. These statutory reserve funds can only be used for purposes of general enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Appropriations to these reserves by the Group’s PRC subsidiaries were $52 and $3 for the years ended December 31, 2005 and 2006, respectively. As of December 31, 2006, the aggregate amounts of capital and reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution was $8,929.

20.    Commitments

(a)    Operating Lease Commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2009 and are renewable upon negotiation. Rental expense under operating leases was $548 and $967 for the years ended December 31, 2005 and 2006, respectively.

Future minimum lease payments under such non-cancelable leases as of December 31, 2006 are as follows:

2007	1,391
2008	778
2009	143

2,312

(b)    Purchase Commitments

As of December 31, 2006, $222 was contractually committed by the Group for purchases of equipment and leasehold improvements. The Group expects to fulfill these purchase commitments by December 31, 2007.

21.    Related Party Transactions

The Group had the following significant transactions with related parties in addition to the disclosures in Notes 8, 10, 13, 14, 16 and 17:

The Group provided system development services to Shenzhen Taitai Pharmaceutical Co., Ltd (“Taitai”), an affiliate of Inno Global Investment Limited, a principal shareholder of the Company. The Group recognized $36 and $16 revenue for these transactions for the years ended December 31, 2005 and 2006, respectively. The accounts receivable balances from Taitai were nil as of December 31, 2005 and 2006, respectively.

The Group provided various IT services to Lenovo (Beijing) Co., Ltd. (“Lenovo”), an affiliate of LC Fund III, a principal preferred shareholder of the Company. The Group recognized nil and $45 revenue for these transactions for the years ended December 31, 2005 and 2006, respectively. The accounts receivable balances from Lenovo were nil and $10 as of December 31, 2005 and 2006, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

22.    Subsequent Events

Acquisition of ITC’s equity interest

On March 19, 2007, the Group acquired a 100% equity interest in Beijing Innovation Technology Co., Ltd. (“ITC”), a professional outsourcing service provider, for an initial equity consideration of 793,548 ordinary shares of VanceInfo and a minimum future cash consideration of $905. Additional contingent cash consideration to be determined based on specified earnings objectives in 2007 will be paid in 2008.

Acquisition of Solutions’s equity interest

On April 1, 2007, the Group entered into an equity transfer agreement to acquire a 75% equity interest in Shanghai Solutions Software Co., Ltd, (“Solutions”), a professional outsourcing service provider, for an initial equity consideration of 913,393 ordinary shares of VanceInfo. Additional contingent consideration in cash or ordinary shares to be determined on specified earnings objective in 2007 will be paid in 2008.

Acquisition of Meginfo

Shanghai Megainfo Tech Co., Ltd. (“Megainfo”) is a professional outsourcing service provider. On March 31, 2007, the Group entered into a series of agreements with Megainfo and the shareholder of Megainfo with an initial consideration of $776 in cash and 147,272 ordinary shares of VanceInfo. Additional contingent consideration in cash or shares to be determined based on specified earnings objectives in a predefined future period will be paid in 2008.

Through various contractual arrangements, the Group has obtained a 100% shareholders’ voting interest in Megainfo and may receive substantially all of the net income of Megainfo through the service fees as determined by the Group. As a result, the Group receives substantially all of Megainfo’s expected residual returns and is the primary beneficiary of Megainfo. Pursuant to FIN No. 46 (Revised 2003), Consolidation of Variable Interest Entities-an interpretation of ARB No. 51, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, the Group consolidated Megainfo as of the date of acquisition.

Further consideration payments made in connection with business acquisitions

In addition to the initial cash consideration payment, on April 1, 2007, in light of the attainment of the 2006 operating objective and 2007 revenue outlook, the Group agreed to accelerate the contingent payment and settled the final payment for the acquisition of Prosoft with additional cash of $508 and 155,901 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share. The total amount of $774 was recorded as an addition to the goodwill in 2007.

In addition to the initial cash payment, on April 1, 2007, in line with the attainment of the defined operating objectives, the Group settled the second tranche payment for the acquisition of the operating business of SunBridges in cash of $107 and 2,331 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share. The total amount of $111 was recorded as an addition to the goodwill in 2007. Pursuant to the terms of the original purchase agreement, the Group is obligated to pay an additional third tranche consideration up to 20,058 ordinary shares contingent upon the attainment of the further defined operating objective for 2007.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars in thousands, except share and share related data)

Acquisition of Additional Equity Interest of Worksoft Japan

On May 31, 2007, the Group acquired an additional 48.99% equity interest in Worksoft Japan for an initial consideration of $111 in cash and 49,141 ordinary shares of VanceInfo. Additional cash and shares contingent consideration to be determined based on specified earnings objectives in a predefined future period will be paid in 2008. Upon the completion of the transaction, the Group’s total equity interest in Worksoft Japan increased from 51% to 99.99%.

Acquisition of Chosen’s Equity Interest

On July 31, 2007, the Group acquired a 100% equity interest in Beijing Chosen Consulting Company Ltd. (“Chosen”), a PRC company engaged in SAP consulting and implementation services, for an initial consideration of $858 in cash and 307,983 ordinary shares of VanceInfo. Additional contingent consideration to be determined based on specified earnings objectives in future periods will be paid in 2008 and 2009.

VANCEINFO TECHNOLOGIES INC.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEETS

(In U.S. dollars in thousands)

	As of December 31,
	2005	2006
Assets
Cash and cash equivalents	2,546	17,739
Prepaid expenses and other current assets	1,395	2,793
Acquired intangible assets, net	41	36
Loans to shareholders	1,733	1,202
Investments in subsidiaries	8,084	17,745

Total assets	13,799	39,515

Liabilities
Accrued expenses and other payables	408	2,324
Warrants	–	903

Total liabilities	408	3,227

Series A convertible redeemable preferred shares	7,226	7,837
Series B-1 convertible redeemable preferred shares	–	6,246
Series B-2 convertible redeemable preferred shares	–	17,565
shareholders’ equity
Ordinary shares	12	9
Subscription receivable	(9)	–
Additional paid-in capital	3,145	3,279
Shares issuable in connection with business acquisitions	81	–
Accumulated other comprehensive income	121	575
Retained earnings	2,815	777

Total shareholders’ equity	6,165	4,640

Total liabilities, convertible redeemable preferred shares, and shareholders’ equity	13,799	39,515

VANCEINFO TECHNOLOGIES INC.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands)

	For the year ended December 31,
	2005	2006
Cost of revenues (Including share-based compensation of nil in 2005 and $45 in 2006, respectively)	–	(45)
General and administrative (Including share-based compensation of $67 in 2005 and $632 in 2006, respectively)	(484)	(842)
Selling and marketing (Including share-based compensation of nil in 2005 and $36 in 2006, respectively)	–	(36)

Total cost of revenues and operating expenses	(484)	(923)
Income from operations
Equity in earnings of subsidiaries	3,576	5,183
Interest income	85	521
Interest expense	58	–
Change in fair value of warrants	–	(405)

Net income	3,235	4,376
Deemed dividend on Series A convertible redeemable preferred shares–accretion of redemption premium	(462)	(611)

Net income attributable to holders of ordinary shares	2,773	3,765

VANCEINFO TECHNOLOGIES INC.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share data)

	Ordinary shares		Subscription receivable	Additional paid-in capital	Share issuable in connection with business acquisitions	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity	Total comprehensive income
	Shares	Amount
Balance as of January 1, 2005	100,000	1	–	3,323	–	(7)	42	3,359
Issuance of ordinary shares	11,400,000	11	(9)	–	–	–	–	2
Shares issuable in connection with SureKAM acquisition	–	–	–	–	81	–	–	81
Discount on loans to shareholders	–	–	–	(245)	–	–	–	(245)
Share-based compensation	–	–	–	67	–	–	–	67
Deemed dividend on Series A convertible redeemable preferred shares—accretion of redemption premium	–	–	–	–	–	–	(462)	(462)
Foreign currency translation adjustment	–	–	–	–	–	128	–	128	128
Net income	–	–	–	–	–	–	3,235	3,235	3,235

Balance as of December 31, 2005	11,500,000	12	(9)	3,145	81	121	2,815	6,165	3,363

Issuance of ordinary shares	186,219	–	–	208	(81)	–	–	127
Repurchase of ordinary shares	(2,990,000)	(3)	–	(787)	–	–	(5,803)	(6,593)
Collection of subscription receivable	–	–	9	–	–	–	–	9
Share-based compensation	–	–	–	713	–			713
Deemed dividend on Series A convertible redeemable preferred shares—accretion of redemption premium	–	–	–	–	–	–	(611)	(611)
Foreign currency translation adjustment	–	–	–	–	–	454	–	454	454
Net income	–	–	–	–	–	–	4,376	4,376	4,376

Balance as of December 31, 2006	8,696,219	9	–	3,279	–	575	777	4,640	4,830

VANCEINFO TECHNOLOGIES INC.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the year ended December 31,
	2005	2006
Cash flows from operating activities
Net income	3,235	4,376
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in earnings of subsidiaries	(3,576)	(5,183)
Share-based compensation	67	713
Amortization of intangible assets	5	5
Change in fair value of warrants	–	405
Changes in fair value of loans to shareholders	(85)	(104)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,558)	(1,190)
Accrued expenses and other payables	407	1,961

Net cash (used in) provided by operating activities	(1,505)	983

Cash flows from investing activities
Loans to shareholders	(1,894)	–
Repayments from shareholders for loan advanced	–	635
Injection of capital in subsidiary	(823)	(4,150)

Net cash used in investing activities	(2,717)	(3,515)

Cash flows from financing activities
Collection of subscription receivable	–	9
Proceeds from issuance of Series A convertible redeemable preferred shares	6,764	–
Proceeds from issuance of Series B-l and B-2 convertible redeemable preferred shares and warrants	–	24,309
Proceeds from issuance of ordinary shares	3	–
Repurchase of ordinary shares	–	(6,593)

Net cash provided by financing activities	6,767	17,725

Net increase in cash and cash equivalents	2,545	15,193
Cash and cash equivalents at beginning of year	1	2,546

Cash and cash equivalents at end of year	2,546	17,739

Note:

Basis for Preparation

The Condensed Financial Information of the parent company, VanceInfo Technologies Inc. only has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investments in its subsidiaries, VanceInfo Beijing, Worksoft Japan, Worksoft BVI, Worksoft US, and Prosoft.

VANCEINFO TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share data)

	As of December 31, 2006	As of June 30, 2007	As of June 30, 2007
			Pro forma
Assets
Current assets:
Cash and cash equivalents	20,565	15,697	17,458
Accounts receivable, net of allowance for doubtful accounts of $53, and $129 at December, 31, 2006 and June 30, 2007, respectively	11,815	17,963	17,963
Prepaid expenses and other current assets	1,004	2,218	2,218
Loans to shareholders	–	6,709	6,709
Deferred income tax assets	–	9	9

Total current assets	33,384	42,596	44,357

Rental deposits	374	510	510
Property and equipment, net	5,000	7,085	7,085
Acquired intangible assets, net	1,711	3,805	3,805
Loans to shareholders	1,202	–	–
Goodwill	373	1,286	1,286

Total assets	42,044	55,282	57,043

Liabilities
Current liabilities:
Accounts payable	973	1,109	1,109
Accrued expenses and other current liabilities	3,395	7,783	7,783
Income tax payable	133	193	193
Warrants	903	1,030	–

Total current liabilities	5,404	10,115	9,085

Deferred income tax liabilities-non current	179	726	726

Total liabilities	5,583	10,841	9,811

Commitments (Note 19)
Minority interest	173	643	643
Series A convertible redeemable preferred shares ($0.001 par value, 7,175,000 and 7,145,000 shares authorized, issued and outstanding as of December 31, 2006 and June 30, 2007, respectively)	7,837	8,127	–
Series B-1 convertible redeemable preferred shares ($0.001 par value, 2,990,000 and 2,990,000 shares authorized, issued and outstanding as of December 31, 2006 and June 30, 2007, respectively)	6,246	6,246	–
Series B-2 convertible redeemable preferred shares ($0.001 par value, 6,380,188 and 6,380,188 shares authorized, issued and outstanding as of December 31, 2006 and June 30, 2007, respectively)	17,565	17,565	–

Shareholders’ equity
Ordinary shares ($0.001 par value; 70,000,000 and 70,000,000 shares authorized and 8,696,219 and 10,671,586 issued and outstanding as of December 31, 2006 and June 30, 2007, respectively)	9	11	29
Additional paid-in capital	3,279	7,149	41,860
Accumulated other comprehensive income	575	1,052	1,052
Statutory reserve	55	55	55
Retained earnings	722	3,593	3,593

Total shareholders’ equity	4,640	11,860	46,589

Total liabilities, minority interest, convertible redeemable preferred shares and shareholders’ equity	42,044	55,282	57,043

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and share related data)

	For the six months ended June 30,
	2006	2007
Revenues	11,549	26,257
Business tax	(431)	(859)

Net revenues	11,118	25,398

Cost of revenues (Including share-based compensation of $22 and $37 in 2006 and 2007, respectively)	(6,983)	(15,671)

Gross profit	4,135	9,727

Operating expenses:
General and administrative (Including share-based compensation of $308 and $402 in 2006 and 2007, respectively)	(2,356)	(5,393)
Selling and marketing (Including share-based compensation of $17 and $20 in 2006 and 2007, respectively)	(252)	(780)

Total operating expenses	(2,608)	(6,173)

Government subsidies	50	21

Income from operations	1,577	3,575
Interest income	163	429
Exchange differences	(3)	(193)
Change in fair value of warrants	(67)	(127)

Income before income taxes and minority interest	1,670	3,684

Income tax expense	(1)	(91)
Income before minority interest	1,669	3,593

Minority interest in net income of consolidated subsidiary	19	(38)

Net income	1,688	3,555

Deemed dividend on series A convertible redeemable preferred shares—accretion of redemption premium	(297)	(320)

Income attributable to holders of ordinary shares	1,391	3,235

Income per share
Basic—ordinary share	0.04	0.07
Basic—Series A convertible redeemable preferred share	0.12	0.15
Basic—Series B-1 convertible redeemable preferred share	0.12	0.16
Basic—Series B-2 convertible redeemable preferred share	0.16	0.20
Diluted—ordinary share	0.04	0.06

Weighted average shares used in calculating net income per share
Basic-ordinary share	10,513,346	9,759,935
Basic—Series A convertible redeemable preferred share	7,175,000	7,164,724
Basic—Series B-1 convertible redeemable preferred share	991,160	2,990,000
Basic—Series B-2 convertible redeemable preferred share	2,114,979	6,380,188
Diluted—ordinary share	10,829,887	11,047,626

Pro forma income per ordinary share
Basic	0.08	0.13
Diluted	0.08	0.13

Weighted average shares used in calculating pro forma net income per share
Basic	21,323,231	27,889,894
Diluted	21,639,772	29,177,585

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

	Ordinary shares		Additional paid in capital	Accumulated other comprehensive income	Statutory reserves	Retained earnings	Total shareholders’ equity	Comprehensive income for the period
	Shares	Amount
Balance as of January 1, 2007	8,696,219	9	3,279	575	55	722	4,640
Issuance of ordinary shares	2,061,586	2	3,537	–	–	–	3,539
Repurchase of ordinary Shares	(86,219)	–	(126)	–	–	(304)	(430)
Repurchase of Series A convertible redeemable preferred shares	–	–	–	–	–	(60)	(60)
Share-based compensation	–	–	459	–	–	–	459
Deemed dividend on Series A convertible redeemable preferred shares—accretion of redemption premium	–	–	–	–	–	(320)	(320)
Foreign currency translation adjustment	–	–	–	477	–	–	477	477
Net income	–	–	–	–	–	3,555	3,555	3,555

Balance as of June 30, 2007	10,671,586	11	7,149	1,052	55	3,593	11,860	4,032

Foreign currency translation adjustment for the six months ended June 30, 2006								71
Net income for the six months ended June 30, 2006								1,688

Total comprehensive income								1,759

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VANCEINFO TECHNOLOGIES INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the six months ended June 30,
	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,688	3,555
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	(19)	38
Share-based compensation	347	459
Depreciation and amortization of property and equipment	255	702
Amortization of intangible assets	59	334
Change in fair value of loans to shareholders	(35)	(36)
Accrued interest income in connection with loans to shareholders	–	(72)
Loss on disposal of property and equipment	1	93
Change in fair value of the warrants	67	127
Changes in operating assets and liabilities:
Rental deposits	(22)	(61)
Accounts receivable, net	(1,992)	(2,904)
Prepaid expenses and other current assets	(743)	(740)
Deferred income tax assets—current	–	(9)
Accounts payable	379	79
Accrued expenses and other payables	577	186
Income tax payable	–	30
Deferred income tax liabilities—non current	–	70

Net cash provided by operating activities	562	1,851

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,731)	(2,195)
Business acquisitions (net of cash acquired of nil and $2,131 in 2006 and 2007, respectively)	(200)	429
Loans to shareholders	–	(4,040)
Repayments from shareholders for loans advanced	635	–
Proceeds from disposal of property and equipment	92	–

Net cash used in investing activities	(1,204)	(5,806)

CASH FLOWS FROM FINANCING ACTIVITIES:
Collection of subscription receivable	9	–
Repayments of loans assumed in business acquisitions	–	(518)
Payments made in connection with initial public offering		(252)
Proceeds from issuance of Series B convertible redeemable preferred shares and warrants (net of issuance costs of $769)	24,309
Payment in repurchase of Series A convertible redeemable preferred shares	–	(90)
Repurchase of ordinary shares	(6,593)	(129)

Net cash provided by (used in) financing activities	17,725	(989)

Effect of exchange rate changes	17	76
Cash and cash equivalents at beginning of period	4,437	20,565
Net increase in cash and cash equivalents	17,083	(4,944)

Cash and cash equivalents at end of period	21,537	15,697

Supplemental disclosures of cash flow information
Income tax paid	–	–

Interest paid	–	1

Supplemental disclosures of non-cash investing activities:
Acquisition of business entities:
Value of ordinary shares consideration issued	127	3,539
Cash consideration paid and costs of transactions	200	1,702
Outstanding consideration payable	–	2,283

Net assets acquired (including intangible assets of $47 in 2006 and $2,341 in 2007)	$327	7,524

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and share related data)

1.     BASIS OF PREPARATION

(a)	The accompanying unaudited condensed consolidated financial statements include the financial information of the VanceInfo Technologies Inc. (VanceInfo or the “Company”), its subsidiaries and its variable interest entity (collectively, the “Group”). The unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and the accounting principles generally accepted in the United States of America for interim financial reporting. The results of operations for the six months ended June 30, 2006 and 2007 are not necessarily indicative of the results for the full year. The Group believes that the disclosures are adequate to make the information presented not misleading.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Group’s audited consolidated financial statements for the fiscal years ended December 31, 2005 and 2006. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2006 presented in the unaudited condensed consolidated financial statements is derived from the Group’s audited consolidated financial statements as of December 31, 2006.

(b)	The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies used in the preparation of the Group’s consolidated financial statements for the years ended December 31, 2005 and 2006 except for the following additional accounting policies:

Adoption of Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109, issued by the Financial Accounting Standard Board (“FASB”).

In July 2006, the FASB issued FIN No. 48 which clarifies the accounting for uncertainty in income taxes recognized in any entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN No. 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Additionally, FIN No. 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006.

The Group adopted the provisions of FIN No. 48 on January 1, 2007. The adoption of FIN No. 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Group’s accounting for income taxes for the six months ended June 30, 2007. The Group classifies interest, if any, as a component of its income tax provision.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

Pro Forma information

The pro forma balance sheet information as of June 30, 2007 assumes the conversion upon completion of the initial public offering of the Series A, B-1, B-2 and B-3 convertible redeemable preferred shares outstanding into ordinary shares. Series B-3 convertible redeemable preferred shares are assumed to be issued by exercising warrants set out in Note 16 by the warrants holders.

Pro forma basic and diluted income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding Series A, B-1, B-2 and B-3 convertible redeemable preferred shares. Series B-3 convertible redeemable preferred shares are assumed to be issued by exercising warrants set out in Note 16 by the warrants holders.

(c)    Recently issued accounting standards

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group does not expect the adoption of SFAS No. 157 to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Group’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Group has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 159 to have a material impact on its financial statements.

2.     SEGMENT INFORMATION

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment.

Geographic Information

Although the Group has subsidiaries in the PRC, Japan and the United States of America (“US”), the Group’s long lived assets are primarily located in the PRC.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

The following table summarizes the Group’s net revenues in different geographic locations:

	For the six months ended June 30,
	2006	2007
US	9,560	19,733
PRC	547	1,958
Japan	672	1,837
Europe	336	1,843
Others	3	27

Total	11,118	25,398

Geographic area data are based on the countries in which the customers’ headquarters are located. In determining the geographic information, customers under common control, such as subsidiary and its parent entity, are treated as a single customer.

3.     ACQUISITIONS

The Group had the following acquisitions for the six months ended June 30, 2007:

Acquisition of ITC’s equity interest

On March 19, 2007, the Group acquired a 100% equity interest in Beijing Innovation Technology Co., Ltd. (“ITC”), a professional outsourcing service provider, for an initial equity consideration of 793,548 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of a third-party appraisal by American Appraisal China Limited. Additional contingent consideration to be determined based on specified earnings objectives for 2007 will be paid in 2008. In accordance with guidance from SFAS No.141, Business Combination, $1,810 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.

The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $3,243 consisted of the following:

Value of ordinary shares	1,357
Contingent consideration recognized	1,810
Cost of transaction	76

Total	3,243

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

The purchase price was allocated as follows:

		Amortization period
Cash acquired	226
Loans to shareholders	1,313
Other current assets	810
Property and equipment	158
Intangible assets:
Contract backlog	103	0.3 year
Customer base and relationship	1,153	7.8 years
Non-compete agreement	282	3.8 years
Deferred income tax liabilities	(252)
Current liabilities	(550)

Total	3,243

The following pro forma information summarizes the results of operations for the six months ended June 30, 2006 and 2007 of the Group as if the acquisition had occurred on January 1, 2006 and 2007. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the six months ended June 30,
	2006	2007
Pro forma revenue	12,909	26,971
Pro forma net income	1,993	3,644
Pro forma net income per ordinary share-basic	0.05	0.07
Pro forma net income per Series A convertible redeemable preferred share-basic	0.13	0.16
Pro forma net income per Series B-1 convertible redeemable preferred share-basic	0.14	0.16
Pro forma net income per Series B-2 convertible redeemable preferred share-basic	0.18	0.21
Pro forma net income per ordinary share-diluted	0.05	0.06

Acquisition of Solutions’s equity interest

On April 1, 2007, the Group entered into an equity transfer agreement to acquire a 75% equity interest in Shanghai Solutions Software Co., Ltd, (“Solutions”), a professional outsourcing service provider, for an initial equity consideration of 913,393 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share on April 1, 2007, the date of the share issuance. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of a third-party appraisal by American Appraisal China Limited. Additional contingent consideration in cash or ordinary shares to be determined based on specified earnings objective for 2007 will be paid in 2008. In accordance with guidance from SFAS No.141, $394 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

The transaction was closed on May 29, 2007, which was determined as the date of acquisition.

The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $2,014 consisted of the following:

Value of ordinary shares	1,562
Contingent consideration recognized	394
Cost of transaction	58

Total	2,014

The purchase price was allocated as follows:

		Amortization period
Cash acquired	1,804
Other current assets	1,328
Property and equipment	277
Intangible assets:
Customer base and relationship	187	9.6 years
Non-compete agreement	21	3.8 years
Deferred income tax liabilities	(51)
Short-term loan	(261)
Other current liabilities	(672)
Minority interest	(619)

Total	2,014

The following pro forma information summarizes the results of operations for the six months ended June 30, 2006 and 2007 of the Group as if the acquisition had occurred on January 1, 2006 and 2007. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the six months ended June 30,
	2006	2007
Pro forma revenue	13,341	27,690
Pro forma net income	1,939	3,469
Pro forma net income per ordinary share-basic	0.05	0.07
Pro forma net income per Series A convertible redeemable preferred share—basic	0.13	0.15
Pro forma net income per Series B-1 convertible redeemable preferred share—basic	0.14	0.15
Pro forma net income per Series B-2 convertible redeemable preferred share—basic	0.18	0.20
Pro forma net income per ordinary share-diluted	0.05	0.06

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

Acquisition of Megainfo

Shanghai Megainfo Tech Co., Ltd. (“Megainfo”) is a professional outsourcing service provider. On March 31, 2007, the Group entered into a series of agreements with Megainfo and the shareholder of Megainfo, through which Megainfo became the consolidated variable interest entity of the Group. The acquisition was accounted for as a business combination in accordance with SFAS No. 141.

Megainfo and its shareholder entered into an exclusive technology development and consulting agreement with VanceInfo Creative Software Technology Ltd. (“VanceInfo Beijing”) on March 31, 2007:

•

Service fees: VanceInfo Beijing provides exclusive technology development and consulting services to MegaInfo. Megainfo pays VanceInfo Beijing monthly service fees in the amount determined by VanceInfo Beijing.

•

Call option: The shareholder of Megainfo irrevocably granted VanceInfo Beijing or its designated third party an exclusive option to purchase from Megainfo’s shareholder, to the extent permitted under the laws of the People’s Republic of China, all or part of the equity interests in Megainfo, for consideration of RMB1.

•

Equity pledge: Under the equity pledge, the shareholder of Megainfo pledged all of his equity interests, including the right to receive declared dividends, in Megainfo to Vanceinfo Beijing to guarantee Megainfo and its shareholder’s performance of their obligations under the exclusive technology development and consulting agreement.

The term of the exclusive technology development and consultation agreement is ten years, unless terminated by VanceInfo Beijing by giving a thirty days’ written notice.

Further, the shareholder of Megainfo also signed an authorization letter on March 31, 2007, according to which the shareholder has executed a power of attorney in favor of a designee of Vanceinfo Beijing irrevocably authorizing the designee to vote as his attorney-in-fact on all of the matters regarding Megainfo requiring shareholder approval, as long as he is a shareholder of Megainfo.

Through the above contractual arrangements, the Group has obtained a 100% shareholders’ voting interest in Megainfo and may receive substantially all of the net income of Megainfo through the service fees as determined by the Group. As a result, the Group receives substantially all of Megainfo’s expected residual returns and is the primary beneficiary of Megainfo. Pursuant to FIN No. 46 (Revised 2003), Consolidation of Variable Interest Entities-an interpretation of ARB No. 51, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, the Group consolidated Megainfo as of the date of acquisition.

The Group acquired Megainfo with an initial cash consideration of $776 and 147,272 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of a third-party appraisal by American Appraisal China Limited. Additional contingent consideration in cash or shares to be determined based on specified earnings objectives for the twelve-month period ending March 31, 2008 will be

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

paid in 2008. In accordance with guidance from SFAS No.141, $79 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of negative goodwill, was recognized as of the date of acquisition.

The transaction was considered an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $1,165 consisted of the following:

Cash consideration	776
Value of ordinary shares	252
Contingent consideration recognized	79
Cost of transaction	58

Total	1,165

The purchase price was allocated as follows:

		Amortization period
Property and equipment	220
Intangible assets:
Contract backlog	5	0.3 year
Customer base and relationship	534	4.8 years
Non-compete agreement	43	3 years
Deferred income tax liabilities	(154)
Other net assets acquired	517

Total	1,165

The following pro forma information summarizes the results of operations for the six months ended June 30, 2006 and 2007 of the Group as if the acquisition had occurred on January 1, 2006 and 2007. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	For the six months ended June 30,
	2006	2007
Pro forma revenue	12,838	26,870
Pro forma net income	1,697	3,230
Pro forma net income per ordinary share-basic	0.04	0.06
Pro forma net income per Series A convertible redeemable preferred share—basic	0.12	0.14
Pro forma net income per Series B-1 convertible redeemable preferred share—basic	0.12	0.15
Pro forma net income per Series B-2 convertible redeemable preferred share—basic	0.16	0.19
Pro forma net income per ordinary share—diluted	0.04	0.05

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

Acquisition of Additional Equity Interest of Worksoft Japan

On May 31, 2007, the Group acquired an additional 48.99% equity interest in Worksoft Japan Inc. (“Worksoft Japan”), a subsidiary of the Company, for an initial consideration of $111 in cash and 49,141 ordinary shares of VanceInfo at a fair value of $1.99 per ordinary share as of the date of acquisition. The fair value of VanceInfo ordinary shares was determined after considering a number of factors, including the result of a third-party appraisal by American Appraisal China Limited. Additional contingent consideration in cash and shares to be determined based on specified earnings objectives in a predefined future period will be paid in 2008. Upon the completion of the transaction, the Group’s total equity interest in Worksoft Japan increased from 51% to 99.99%. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $217 consisted of the following:

Cash consideration	111
Value of ordinary shares	98
Cost of transaction	8

Total	217

The purchase price was allocated as follows:

		Amortization period
Intangible assets:
Customer base and relationship	7	5.6 years
Non-compete agreement	6	3.6 years
Goodwill	16
Minority interest	188

Total	217

4.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

Movement of allowance for doubtful accounts is as follows:

Six months ended	Balance as of beginning of the period	Charge to expense	Reduction	Exchange adjustment	Balance as of end of the period
June 30, 2006	52	–	–	1	53
June 30, 2007	53	74	–	2	129

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

5.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31, 2006	As of June 30, 2007
Advances to employees	366	710
Prepaid rentals	257	467
Deferred costs in connection with the initial public offering	–	252
Others	381	789

Total	1,004	2,218

6.    PROPERTY AND EQUIPMENT, NET

	As of December 31, 2006	As of June 30, 2007
Furniture and office equipment	670	1,186
Motor vehicles	100	494
Computers and software	3,752	4,932
Leasehold improvements	1,626	2,374

	6,148	8,986
Less: Accumulated depreciation and amortization	(1,148)	(1,901)

Property and equipment, net	5,000	7,085

Depreciation and amortization expenses recorded for the six months ended June 30, 2006 and 2007 were $255 and $702, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

7.    ACQUIRED INTANGIBLE ASSETS, NET

The Group acquired trade name, contract backlog, non-compete agreement, and customer base and relationship through various business combinations. The costs and accumulated amortization of these acquired intangible assets are as follows:

	As of December 31, 2006	As of June 30, 2007
Intangible assets not subject to amortization:
Trade name	638	656
Intangible assets subject to amortization:
Contract backlog	27	138
Customer base and relationship	1,233	3,187
Non-compete agreement	14	371

	1,912	4,352

Less: Accumulated amortization
Contract backlog	(9)	(129)
Customer base and relationship	(191)	(389)
Non-compete agreement	(1)	(29)

	(201)	(547)

Acquired intangible assets, net	1,711	3,805

The Group recorded amortization expenses of $59 and $334 for the six months ended June 30, 2006 and 2007, respectively. The Group expects to record amortization expenses of $281, $545, $528, $514, $428, $281 and $572 for the six months ending December 31, 2007 and for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

8.    GOODWILL

The movement of the goodwill for the six months ended June 30, 2007 is as follows:

As of January 1, 2007	373
Additional consideration payment for acquisition of Beijing Prosoft Technology Co., Ltd. (“Prosoft”)	774
Additional consideration payment for acquisition of the operating business of SunBridges Technology Ltd. (“SunBridges”)	111
Consideration payment for acquisition of further interest in Worksoft Japan (Note 3)	16
Exchange differences	12

As of June 30, 2007	1,286

On April 1, 2007, in light of the attainment of the 2006 operating objective and 2007 revenue outlook, the Group agreed to accelerate the contingent payment and settled the final payment for the acquisition of Prosoft with additional cash of $508 and 155,901 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share. The total amount of $774 was recorded as an addition to the goodwill.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

On April 1, 2007, in line with the attainment of the defined operating objectives, the Group settled the second payment for the acquisition of the operating business of SunBridges in cash of $107 and 2,331 ordinary shares of VanceInfo at a fair value of $1.71 per ordinary share. The total amount of $111 was recorded as an addition to the goodwill. Pursuant to the terms of the original purchase agreement, the Group is obligated to pay additional consideration up to 20,058 ordinary shares contingent upon the attainment of the defined operating objective for 2007.

9.    LOANS TO SHAREHOLDERS

	As of December 31, 2006	As of June 30, 2007
Principal:
Button Software Ltd. (“Button”)	1,156	1,181	(1)
Mr. Hao Yu and Mr. Wei Wei	–	2,364	(2)
One Silver Development Limited	–	421	(3)
Bizexpress Limited	–	704	(4)
Airland International Limited	–	1,910	(4)
Add: Accrued interest at stated rate	46	129

	1,202	6,709

(1)	In March 2005, the Group loaned $1,241 to Button, one of the principal shareholders of the Company, for the shareholder’s financial needs, with a three-year term at a stated annual interest rate of 2%. The interest will be paid together with the loan at the end of three-year period.

Since the stated interest rate is lower than the then prevailing market rate, the Group recorded the loan at the present value discounted at 6.2% per annum, representing the then prevailing market interest rate for similar instruments in accordance with guidance from Accounting Principle Board Opinion No. 21, Interest on Receivables and Payables.

Interest income recorded for the six months ended June 30, 2006 and 2007 was $35 and $36 using the effective interest method. The loan to Button and related interest will become due and payable on March 10, 2008.

(2)	In connection with the acquisition of ITC as set out in Note 3, in March 2007, the Group loaned a total amount of $1,051 and assumed a loan of $1,313 made by ITC to Mr. Hao Yu and Mr. Wei Wei. These loans had a one-year term at an annual interest rate of 5%. Mr. Hao Yu and Mr. Wei Wei who are the former shareholders of ITC currently hold interests in the Company, through their controlled companies, Space Link Holdings Limited and Ultra Link Holdings Limited. The loans were used by borrowers for the purchase of the remaining shareholdings in ITC prior to the further acquisition of ITC by the Group. The interest will be paid together with the loans at the end of the one-year period. Each of Space Link Holdings Limited and Ultra Link Holdings Limited placed its 396,774 ordinary shares of the Company as collateral for the loans.

Interest income recorded for the six months ended June 30, 2006 and 2007 was $nil and $34, respectively.

(3)

In connection with the acquisition of Megainfo as set out in Note 3, in April 2007, the Group loaned $421 to One Silver Development Limited (“One Silver”), one of the shareholders of the Company, with a fifteen-month term at an annual interest rate of 5%. The loan was used by Mr. Zhao Ming, the shareholder of One

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

Silver, to acquire remaining shareholdings of Megainfo prior to the acquisition of Megainfo by the Group. The interest will be paid together with the loan at its maturity date. One Silver placed its 147,272 ordinary shares of the Company as collateral for the loan.

Interest income recorded for the six months ended June 30, 2006 and 2007 was $nil and $5, respectively.

(4)	In connection with the acquisition of Solutions as set out in Note 3, in June 2007, the Group loaned $704 and $1,910 to Bizexpress Limited (“Bizexpress”) and Airland International Holding Limited (“Airland”), two of the Company’s shareholders, with a one-year term at an annual interest rate of 5%, respectively. The interest will be paid together with the loans at the end of the one-year period. Bizexpress and Airland placed 246,007 and 667,386 ordinary shares of the Company, respectively, as collateral of the loans.

Interest income recorded for the six months ended June 30, 2006 and 2007 was $nil and $33, respectively.

10.    ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31, 2006	As of June 30, 2007
Accrued payroll and employee welfare	1,665	2,890
Accrued reimbursable operating costs	549	974
Business tax payable	351	535
Outstanding considerations in connection with business acquisitions	102	2,323
Outstanding consideration in connection with repurchase of ordinary shares (Note 14)	–	302
Other taxes payable	155	209
Short-term bank loan assumed in Prosoft acquisition	256	–
Other accrued liabilities	317	550

Total	3,395	7,783

Accrued reimbursable operating costs represent the outstanding amounts claimed by employees for business expenditures.

Considerations in connection with business acquisitions as of June 30, 2007 represent contingent considerations recognized as liability when negative goodwill was identified as set out in Note 3.

Short-term bank loan, amounting to $256 as of December 31, 2006, was assumed in the acquisition of Prosoft with a guarantee provided by a local government agency as support to the software business industry. The loan had an annual interest rate of 5.85% and was paid off in full on February 27, 2007.

11.    INCOME TAXES

VanceInfo and Worksoft Creative Software Technology Ltd. are tax exempted companies incorporated in the Cayman Islands and the British Virgin Islands, respectively.

VanceInfo Beijing is a foreign-invested enterprise established in the PRC and as such is subject to PRC Foreign-invested Enterprise Income Tax (“FEIT”) on the taxable income in accordance with the relevant PRC income tax laws. Prosoft was established in the PRC and is subject to PRC Enterprise Income Tax (“EIT”) on the

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

taxable income in accordance with the relevant PRC income tax laws. Both FEIT and EIT rates for companies operating in the PRC are 33%.

However, VanceInfo Beijing qualifies as a “new and high-technology enterprise” located in a high-tech zone in Beijing and, therefore, is entitled to a three-year exemption from year 2005 to 2007, a 50% reduced tax rate of 7.5% from year 2008 to 2010, and a preferential tax rate of 15% thereafter as long as it continues to qualify as a “new and high-technology enterprise”. ITC qualifies as a “new and high-technology enterprise” located in a high-tech zone in Beijing and, therefore, is entitled to a three-year exemption from year 2004 to 2006, a 50% reduced tax rate of 7.5% from year 2007 to 2009, and a preferential tax rate of 15% thereafter as long as it continues to qualify as a “new and high-technology enterprise”. Prosoft also qualifies as a “new and high-technology enterprise” located in a high-tech zone in Beijing and, therefore, is entitled to a three-year exemption from the enterprise income tax from 2004 to 2006, a 50% reduced tax rate of 7.5% from year 2007 to 2009, and a preferential tax rate of 15% thereafter as long as it continues to qualify as a “new and high-technology enterprise”.

Pursuant to the relevant tax rules and regulations applicable to Worksoft Japan, Worksoft Japan is required to pay an annual income tax of JPY180.

Megainfo is subject to 33% EIT for the year of 2007.

Solutions qualifies as a software enterprise and, therefore, is entitled to a two-year exemption from year 2003 to 2004, a 50% reduced tax rate of 16.5.% from year 2005 to 2007.

Other subsidiaries of the Group did not report profit for the six months ended June 30, 2006 and 2007.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which will become effective from January 1, 2008 and will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Group, by adopting a unified income tax rate of 25% for most enterprises. In accordance with the New Income Tax Law, the existing preferential tax treatments granted to VanceInfo Bejing, Prosoft and ITC may continue to be entitled as long as VanceInfo Bejing, Prosoft and ITC continue to qualify as “high and new technology enterprise strongly supported by the State”. However, as the detailed implementation rules of the New Income Tax Law have not yet been issued, it is unclear whether VanceInfo Bejing, Prosoft and ITC can continue to qualify as “high and new technology enterprise strongly supported by the State” after the New Income Tax Law becomes effective. In the computation of the deferred balances as of June 30, 2007, the Group used the new statutory rates of 25% or, where applicable, the gradual increase in rates under the transition rules, for the PRC subsidiaries and variable interest entity.

Furthermore, under the New Income Tax Law, a “resident enterprise,” which includes an enterprise established outside of the PRC with management located in the PRC, will be subject to the PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Due to the changes in the new tax law in March 2007, the Group’s deferred tax balances were calculated based on the newly enacted tax rate to be effective January 1, 2008. The impact on the deferred taxes resulting from the

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

rate change as of January 1, 2007 is an adjustment to the deferred tax liabilities of $129, representing an increase in deferred tax expense.

Income tax expenses are as follows:

	For the six months ended June 30,
	2006	2007
Current	1	30
Deferred	–	61

Total	1	91

The principal components of deferred income taxes are as follows:

	As of December 31, 2006	As of June 30, 2007
Current deferred tax asset:
Allowance for doubtful accounts	–	9

Non-current deferred tax assets:
Property and equipment	–	32
Net operating loss carry forwards	141	395
Valuation allowance	(141)	(395)

Net deferred tax assets, net	–	41
Non-current deferred tax liabilities:
Intangible assets	(179)	(758)

Non-current deferred tax liabilities	(179)	(758)

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

For the purpose of balance sheet presentation, certain non-current deferred tax assets and liabilities attributable to the same tax-paying components of the Group and within the same tax jurisdictions have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	As of December 31, 2006	As of June 30, 2007
Current deferred tax asset:
Allowance for doubtful accounts	–	9

Non-current deferred tax asset:
Property and equipment	–	32
Non-current deferred tax liabilities:
Intangible assets	(179)	(758)

Non-current deferred tax liabilities, net	(179)	(726)

The valuation allowance as of December 31, 2006 and June 30, 2007 relates to the net operating losses generated by Prosoft, Worksoft US and Megainfo, which the Group believes these entities cannot generate future taxable income to recognize the income tax benefit. The net operating loss carry forwards for Prosoft will expire on various dates through 2011 and the net operating loss carry forward for Worksoft US will expire in 2026 for federal income tax purposes. The net operating loss carry forward for Megainfo will expire on various dates through 2011.

Deferred tax liabilities were recognized in connection with the intangible assets acquired in business acquisitions.

During the six months ended June 30, 2006 and 2007, if the Group’s subsidiaries in the PRC were neither in the tax holiday period nor had they been specifically allowed special tax concessions, income tax expense and earnings per share amounts would be as follows:

	For the six months ended June 30,
	2006	2007
Changes in income tax expense	295	760
Net income per ordinary share-basic	0.02	0.04
Net income per Series A convertible redeemable preferred share-basic	0.10	0.13
Net income per Series B-1 convertible redeemable preferred share-basic	0.11	0.13
Net income per Series B-2 convertible redeemable preferred share-basic	0.14	0.17
Net income per ordinary share-diluted	0.02	0.04

The Group has various tax years from 2002 to 2007 which remain open in various taxing jurisdictions.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

12.    NET INCOME PER SHARE

The calculation of the earnings per share is as follows:

	For the six months ended June 30,
	2006		2007
Net income	1,688		3,555
Deemed dividend on Series A convertible redeemable preferred shares-Accretion of redemption premium	(297)		(320)

Net income attributable to holders of ordinary shares	1,391		3,235

Numerator used in basic and diluted net income per share:
Net income allocated for computing net income per ordinary share-basic	382	(i)	681	(i)

Net income allocated for computing net income per
Series A convertible redeemable preferred share-basic	845	(i)	1,106	(i)

Net income allocated for computing net income per
Series B-1 convertible redeemable preferred share-basic	122		472

Series B-2 convertible redeemable preferred share-basic	339		1,296

Net income allocated for computing net income per ordinary share-diluted	382		681

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	10,513,346		9,759,935

Weighted average shares outstanding used in computing net income per
Series A convertible redeemable preferred share-basic	7,175,000		7,164,724

Weighted average shares outstanding used in computing net income per
Series B-1 convertible redeemable preferred share-basic	991,160		2,990,000

Weighted average shares outstanding used in computing net income per
Series B-2 convertible redeemable preferred share-basic	2,114,979		6,380,188

Weighted average ordinary shares outstanding used in computing net income per ordinary share-diluted	10,829,887	(ii)	11,047,626	(ii)

Net income per ordinary share-basic	0.04		0.07

Net income per Series A convertible redeemable preferred share-basic	0.12		0.15

Net income per Series B-1 convertible redeemable preferred share-basic	0.12		0.16

Net income per Series B-2 convertible redeemable preferred share-basic	0.16		0.20

Net income per ordinary share-diluted	0.04		0.06

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on a pro rata basis on the dividend participating right. The net income allocated for computing net income per Series A convertible redeemable preferred share-basic also contained the deemed dividend for accretion of the redemption premium.

(ii)

The Group has securities outstanding which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income per share in the six months ended

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

June 30, 2006 and 2007 as their effects would have been anti-dilutive. For the six months ended June 30, 2006, such outstanding securities consisted of Series A convertible redeemable preferred shares of 7,175,000 and Series B-1 and B-2 convertible redeemable preferred shares of a weighted average number of 3,106,139, warrants (Note 16) to purchase 689,750 Series B-3 convertible redeemable preferred shares and stock options of a weighted average number of 22,099. For the six months ended June 30, 2007, such outstanding securities consisted of Series A convertible redeemable preferred shares of a weighted average number of 7,164,724, Series B-1 and B-2 convertible redeemable preferred shares of 9,370,188, warrants (Note 16) to purchase 689,750 Series B-3 convertible redeemable preferred shares and stock options of a weighted average number of 1,674,827.

Ordinary shares to be issued contingent upon the attainment of specified earnings levels in future periods by the acquired businesses are recorded when the contingency is resolved and additional share consideration is issuable. Thus, the ordinary shares contingently issuable were excluded from the computation of diluted net income per share in the periods presented.

The calculation of the weighted average number of ordinary shares for the six months ended June 30, 2006 and 2007, respectively for the purpose of diluted net income per share has included the effect of stock options of a weighted average number of 641,264 and 1,884,450, which gives rise to an incremental weighted average number of 316,541 and 1,287,691 ordinary shares from the assumed conversion of these stock options using the treasury stock method.

13.    STOCK OPTION PLAN

On November 3, 2005, the Group adopted the 2005 Stock Option Plan (the “2005 Plan”), which allows the Group to grant options to its employees and directors to purchase 1,867,500 ordinary shares subject to vesting requirement. In April and May 2006, additional options to purchase 2,400,000 ordinary shares were authorized with the approval from shareholders. No options shall be exercisable after ten years from the date of grant. The options will vest first 1/4 on a date specified in the option award agreement, which is usually a date approximately 9 months or one year from the date of grant, and thereafter, 1/48 on each of the monthly anniversaries or 1/16 on each of the quarterly anniversaries from the first vesting date.

Termination of option

If the grantee ceases to be employed by or ceases to provide services to the Group, (a) the grantee will have until the date that is 30 days after his or her severance date to exercise the options (or portion thereof) to the extent that they were vested on the severance date; (b) the options to the extent not vested on the severance date, shall terminate on the severance date; (c) the options, to the extent exercisable for the 30-day period following the severance date and not exercised during such period, shall terminate at the close of the business on the last day of the 30-day period.

Option exercise

The option shall be exercisable by the delivery of a written notice to the secretary of the Company, in the form approved by the Company, stating the number of ordinary shares to be purchased pursuant to the option and payment in full for the exercise price of the shares to be purchased in cash, by check or by electronic funds transfer to the Company.

Options to employees

During the six months ended June 30, 2006 and 2007, the Company granted a total of 1,988,800 and 1,389,586 share options to employees at an exercise price ranging from $0.30 to $0.97 per share, and $3.00 to $5.50 per share, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

Options to non-employees

On January 7, 2006, the Company granted 20,000 options to certain non-employee directors for their services at an exercise price of $0.30 per share.

On June 30, 2007, the Company granted 10,000 options to a non-employee for his service at an exercise price of $5.50 per share.

The following table summarizes information regarding the stock options granted:

Quarter ended	Options granted	Weighted average exercise price per option	Weighted average fair value per ordinary share at the grant dates	Weighted average intrinsic value per option at the grant dates
March 31, 2006	512,600	0.30	1.47	1.17
June 30, 2006	1,496,200	0.39	0.90	0.51
September 30, 2006	438,900	1.60	0.97	–
December 31, 2006	564,000	1.95	1.22	–
March 31, 2007	777,570	3.32	1.65	–
June 30, 2007	622,016	4.63	1.92	–

Total	4,411,286

	For the six months ended June 30,
	2006		2007
	Number of options	Weighted average exercise price per option	Number of options	Weighted average exercise price per option
Outstanding at beginning of period	–		2,875,350	0.86
Granted	2,008,800	0.37	1,399,586	3.82
Exercised	–		–
Forfeited	(124,350)	0.30	(57,210)	1.54

Outstanding at end of period	1,884,450	0.37	4,217,726	1.84

The following table summarizes information with respect to stock options outstanding as of June 30, 2007:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value as of June 30, 2007	Number exercisable	Weighted average exercise price per option	Aggregate intrinsic value as of June 30, 2007
Ordinary shares	4,217,726	9.03	1.84	4,916	603,184	0.36	1,354

As of June 30, 2007, options to purchase 49,774 ordinary shares were available for future grant.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

The range of fair value of the options as of their respective grant dates is as follows:

	For the six months ended June 30,
	2006	2007
Options	0.51 to 1.26	0.24 to 0.6

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods.

For the six months ended June 30,
	2006	2007
Risk-free interest rate of return	4.3%-5.21%	4.94%-5.36%
Expected term	5.9-6.1 years	4.1-6.1 years
Volatility	55.6%-58.0%	41.4%-50.3%
Dividend yield	–	–

(1)    Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(2)    Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(3)    Expected term

As the Company did not have historical share option exercise experience, it estimated the expected term as the average between the vesting term of the options and the original contractual term.

(4)    Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)    Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(6)    Fair value of underlying ordinary shares

When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on each grant date was determined with the assistance of American Appraisal China Limited, an independent third party.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

The Group recorded share-based compensation of $337 and $456 for options granted to employees for the six months ended June 30, 2006 and 2007, respectively, and $10 and $3 for options granted to non-employee directors for the same periods, according to the graded vesting schedule. There was no expense recognized for options granted to the non-employee as the underlying service has not been rendered as of June 30, 2007.

There was $1,420 of total unrecognized compensation expense related to nonvested share options granted as of June 30, 2007. The expense is expected to be recognized over a weighted-average period of 3.18 years according to the graded vesting schedule.

14.    ORDINARY SHARES

The Company was incorporated in April 2004 with 50,000 ordinary shares authorized and 100 ordinary shares issued and outstanding with $1 par value.

In February 2005, the Company approved a split of 100:1 of its ordinary shares. The 100:1 share split has been retroactively reflected in the Company’s condensed consolidated financial statements.

In February 2005, the Company issued 1,140,000 ordinary shares at $0.01 par value proportionately to the existing ordinary shareholders. Of the total consideration of $11, $9 was paid off in 2006 and therefore was recorded as subscription receivable as of December 31, 2005.

In March 2005, in connection with the issuance of Series A preferred shares as set out in Note 15, 717,500 Series A preferred shares were authorized out of the existing ordinary share authorization. Therefore, after the Series A shares issuance, the authorized ordinary shares were reduced to 4,282,500.

In November 2005, the Company approved another share split of 10:1 of its ordinary shares which has been retroactively reflected in the Company’s consolidated financial statements.

In February 2006, the Company issued 100,000 ordinary shares to Sures Corporation Limited, as part of the consideration for the acquisition of a business of SureKAM Technology Co., Ltd. in 2006.

In April 2006, the Company repurchased 2,990,000 ordinary shares from Team Dragon International Limited at a price of $2.20 per share. The excess, amounting to $5,803, of the repurchase price over the initial issuance price was recorded as a reduction in retained earnings of the Group. These ordinary shares were cancelled upon repurchase.

On April 28, 2006, the authorized ordinary shares of the Company increased to 70,000,000 ordinary shares pursuant to a shareholders’ resolution.

In July 2006, the Company issued 86,219 ordinary shares to Mr. Yonghui Zhu, as part of the consideration for the acquisition of the operating business Envisys Inc. in 2006.

In March 2007, the Company issued 396,774 and 396,774 ordinary shares to Ultra Link Holding Limited and Space Link Holding Limited, respectively, as part of the consideration for the acquisition of ITC as set out in Note 3.

In April 2007, the Company issued 667,386 and 246,007 ordinary shares to Airland and Bizexpress, respectively as part of the consideration for the acquisition of Solutions as set out in Note 3.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

In April 2007, the Company issued 147,272 ordinary shares to One Silver as part of the consideration for the acquisition of Megainfo as set out in Note 3.

In April 2007, the Company issued 155,901 ordinary shares as part of the additional payment for the acquisition of Prosoft in 2006.

In April 2007 the Company issued 2,331 ordinary shares as part of the additional payment for the acquisition of the operating business of SunBridges in 2006.

In June 2007, the Company issued 49,141 ordinary shares to Global Mission Limited as part of the consideration for the acquisition of additional equity interest of Worksoft Japan as set out in Note 3.

In June 2007, the Company repurchased and cancelled 86,219 ordinary shares from an ordinary shareholder at a total consideration of $430 of which $128 was paid as of June 30, 2007 and the remaining balance of $302 was recorded as a liability as set out in Note 10.

15.    CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A Convertible Redeemable Preferred Shares

On March 10, 2005, the Company issued 717,500 Series A convertible redeemable preferred shares (“Series A Shares”) to three third party investors for $7,175 (after issuance cost, net proceeds of $6,764), at $10 per share. In the same month, the Company had a one-to-ten share split and accordingly it became 7,175,000 Series A Shares with par value of $0.001 and original issue price of $1.

In April 2007, the Company repurchased and cancelled 30,000 Series A Shares from one of the Series A share holders at total consideration of $90.

The rights, preferences and privileges with respect to the Series A Shares are as follows:

Voting right

Holders of the Series A Shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A Shares generally vote together with the ordinary shares and not as a separate class.

Dividends

Holders of Series A Shares are entitled to receive dividends at the rate of eight percent (8%) of its issue price after dividend payment on Series B Shares (set out below in Note 15). Dividend is payable upon declaration by the board of directors and is noncumulative.

After payment of dividends on all preferred shares, the holders of Series A Shares participates in dividend payment with other participative preferred shares and ordinary shares on a pro rata and as-converted basis.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, after the full Series B-1, B-2 and B-3 preference amount on all outstanding Series B-1, B-2 and B-3 Shares has been

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

paid, prior to any distribution of any of the assets or surplus funds of the Company to other classes of the Company, the holders of Series A Shares are entitled to receive, the full amount of the original issue price. After such payment has been made to holders of the Series A Shares, any remaining assets or proceeds of the Company will be distributed pro rata to holders of ordinary shares on an if-converted basis.

Redemption

The Series A Shares are redeemable at the option of the holders 60 days after the Company has redeemed Series B Shares, if not previously converted, for an amount equal to (original issue price of Series A Shares x 108%)N plus all declared but unpaid dividends. N refers to a fraction the numerator of which is the number of calendar days between March 10, 2005 and the redemption date and the denominator of which is 365.

The Group accrued the 8% premium over the redemption period as deemed dividends for the six months ended June 30, 2006 and 2007, respectively.

Conversion

The Series A Shares are convertible into ordinary shares of the Company on a one-for-one basis, at the option of the holder anytime after issuance. Each automatically converts into ordinary shares of the Company upon majority of the class of shareholders’ written consent or an initial public offering (“IPO”) on an internationally recognized stock exchange with market value of the Group immediately after the IPO of no less than $300,000, including the ordinary shares converted from the Group’s preferred shares.

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of November 10, 2005, there was no beneficial conversion feature upon issuance of Series A Shares.

Series B-1, B-2 and B-3 Convertible Redeemable Preferred Shares

On May 2, 2006, the Company issued 2,990,000 Series B-1 convertible redeemable preferred shares (“Series B-1 Shares”), 6,380,188 Series B-2 convertible redeemable preferred shares (“Series B-2 Shares”) and warrants (Note 16) to purchase Series B-3 convertible redeemable preferred shares (“Series B-3 Shares”) to a group of third party investors for a total amount of $25,078 (after issuance cost, net proceeds of $24,309). The group of investors has identical shareholding percentages in Series B-1 and Series B-2 Shares.

The Company has also authorized 1,000,000 Series B-3 Shares for the warrants set out in Note 15. Series B-1, Series B-2 and Series B-3 Shares are jointly referred as “Series B Shares” with the same terms unless otherwise noted. Series B Shares has par value of $0.001, while Series B-1 issuance price is $2.20 and Series B-2 issuance price is $2.8996.

The rights, preferences and privileges with respect to the Series B Shares are as follows:

Voting rights

Holders of the Series B Shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series B Shares generally vote together with the ordinary shares and not as a separate class.

Dividends

Holders of Series B Shares are entitled to receive dividends at the rate of eight percent (8%) of its respective issue price prior and in preference to any dividend on any other class, classes or series of shares. Dividend is payable upon declaration by the board of directors and is noncumulative.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

After payment of dividends on all preferred shares, the holders of Series B participates in dividend payment with other participative preferred shares and ordinary shares on a pro rata and as-converted basis.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, prior to any distribution of any of the assets or surplus funds of the Company to other classes of the Company, the holders of Series B Shares are entitled to receive the full amount of the original issue price. After such payment has been made to holders of the Series A Shares, any remaining assets or proceeds of the Company will be distributed pro rata to holders of ordinary shares on an if-converted basis.

Redemption

The Series B Shares are redeemable at the option of the holders of the Series B any time after the fourth anniversary of issuance date, if not previously converted, for an amount equal to the greater of: (x) one hundred percent (100%) of the applicable Series B-1/B-2/B-3 issue price, plus all dividends accrued but unpaid and (y) the fair market value of the Series B-1/B-2/B-3 Shares to be determined by an independent appraisal.

Conversion

The Series B Shares are convertible into ordinary shares of the Company on a one-for-one basis except the Series B-2 Shares has a conversion ratio of 0.8-to-1, at the option of the holder anytime after issuance. Each automatically converts into ordinary shares of the Company upon majority of the class of shareholders’ written consent or an IPO with market value of the Group immediately after the IPO of no less than $300,000, including the ordinary shares converted from the Group’s preferred shares.

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of May 2, 2006, there was no beneficial conversion feature upon issuance of Series B-1 and B-2 Shares.

16.    WARRANTS

In May 2006, in connection with the issuance of Series B-1 Shares and Series B-2 Shares, the Company granted warrants to Series B-1 and B-2 investors to purchase up to $2 million of Series B-3 Shares at the exercise price of $2.8996 per share, which represents 689,750 Series B-3 Shares. Key terms of Series B-3 Shares are set out in Note 15. Other than exercising for cash, the investor also has an option to receive a reduced number of shares in direct proportion to the fair value of Series B-3 Shares. The warrants are exercisable upon issuance and are void upon the Company’s completion of IPO.

Management has classified the warrants as a liability under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, because exercise of the warrants will result in the delivery of redeemable preferred shares.

Therefore, the warrants were initially accounted for at the fair value of $498 ($0.722 per warrant) on the date of grant and subsequently reported at fair value as of each reporting date. As of December 31, 2006 and June 30, 2007, the fair value of the warrants was $903 ($1.309 per warrant) and $ 1,030 ($ 1.493 per warrant), respectively. The change in fair value of $67 and $127 was recorded in the condensed consolidated statements of operations for the six months ended June 30, 2006 and 2007, respectively.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

The fair value of the warrants was determined by the Group with the assistance of American Appraisal China Limited, an independent third party, and was determined using the Black-Scholes option pricing model with assumptions as follows:

	As of December 31, 2006	As of June 30, 2007
Risk-free rate of return	5.20%	5.28%
Expected remaining contractual life of the warrants	1.5 years	0.75 year
Volatility	35.6%	31.8%
Expected dividend yield	–	–

During the six months ended June 30, 2007, no warrants were exercised into Series B-3 Shares.

17.    MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $370 and $1,205 for the six months ended June 30, 2006 and 2007, respectively.

18.    CONTINGENT CONSIDERATIONS FOR BUSINESS ACQUISITIONS

In addition to the initial cash consideration payment made in 2006 and second tranche consideration payment made in 2007 for the acquisition of the operating business of SunBridges, the Group is obligated to pay an additional third tranche consideration up to 20,058 ordinary shares contingent upon the attainment of the defined operating objectives for 2007.

In connection with the acquisition of ITC, other than initial equity consideration of 793,548 ordinary shares of the Company, the Company agreed to pay additional considerations up to $4,500 in cash contingent upon the attainment of the specific earnings objectives for 2007. Of the maximum contingent consideration, $1,810 was recognized as a liability as of June 30, 2007 (see Note 3).

In connection with the acquisition of Solutions, other than initial equity consideration of 913,393 ordinary shares of the Company, the Company agreed to pay additional considerations up to $1,000 in cash, ordinary shares or a combination of thereof at the Company’s option contingent upon the attainment of the specific earnings objectives for 2007. Of the maximum contingent consideration, $394 was recognized as a liability as of June 30, 2007 (see Note 3).

In connection with the acquisition of Megainfo, other than initial consideration of $776 in cash and 147,272 ordinary shares of the Company, the Company agreed to pay additional considerations up to $6,400 in a combination of cash and ordinary shares at the Company’s option, of which up to $900 may be paid with ordinary shares, contingent upon the attainment of the specific earnings objectives for the twelve-month period ending March 31, 2008. Of the maximum contingent consideration, $79 was recognized as a liability as of June 30, 2007 (see Note 3).

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

In connection with the acquisition of Worksoft Japan, other than initial considerations of $111 in cash and 49,141 ordinary shares of the Company, the Company agreed to pay additional considerations up to $100 in cash and ordinary shares with a value of up to $200 contingent upon the attainment of the earnings objectives for the twelve-month period ending May 31, 2008.

19.    COMMITMENTS

(a)    Operating Lease Commitments

The Group has entered into operating lease agreements principally for its office spaces. These leases expire through 2010 and are renewable upon negotiation. Rental expense under operating leases was $495 and $1,176 for the six month ended June 30, 2006 and 2007, respectively.

Future minimum lease payments under such non-cancelable leases as of June 30, 2007 are as follows:

Six months ending December 31, 2007	1,230
Year ending 2008	1,506
Year ending 2009	512
Year ending 2010	60

3,308

(b)    Purchase Commitments

As of June 30, 2007, $256 was contractually committed by the Group for purchases of equipment and leasehold improvements. The Group expects to fulfill these purchase commitments by December 31, 2007.

20.    RELATED PARTY TRANSACTIONS

In addition to the disclosures in Notes 9, 13, 14, 15 and 16, the Group provides various IT services to Lenovo (Beijing) Co., Ltd. (“Lenovo”), an affiliate of LC Fund III, a principal preferred shareholder of the Company. The Group recognized $15 and $377 revenue for these transactions for the six months ended June 30, 2006 and 2007, respectively. The accounts receivable balances from Lenovo were $15 and $86 as of December 31, 2006 and June 30, 2007, respectively.

21.    SUBSEQUENT EVENTS

Acquisition of Chosen’s equity interest

On July 31, 2007, the Group acquired a 100% equity interest in Beijing Chosen Consulting Company Ltd. (“Chosen”), a PRC company engaged in SAP consulting and implementation services, for an initial consideration of $858 in cash and 307,983 ordinary shares of VanceInfo. Additional contingent consideration to be determined based on specified earnings objectives in future periods will be paid in 2008 and 2009.

VANCEINFO TECHNOLOGIES INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In U.S. dollars in thousands, except share and share related data)

Adoption of 2007 share incentive plan

On July 30, 2007, the Board of Directors and shareholders adopted the 2007 share incentive plan as amended on August 1, 2007, which authorizes to grant to employee and non-employees options to purchase up to 1,100,000 ordinary shares of the Company with an annual increase up to 3% of the number of ordinary shares outstanding as of the first day of each year beginning 2008. The plan will expire on the tenth anniversary of the effective date of the plan.

Under the 2007 share incentive plan, the Company granted 1,003,464 options with exercise prices ranging from $6.0 to $9.0 in the four-month period ended October 31, 2007. Options granted under the 2007 share incentive plan will expire six years from the date of grant. The options will vest first 1/4 on the first anniversary of the date of grant and thereafter, 1/16 on each of the quarterly anniversaries from of the first vesting date.

Stock option grant under 2005 Plan

On November 20, 2007, the Company granted 55,000 share options to employees under the 2005 Plan as set out in Note 13 with an exercise price of $9.5 per share. These options were cancelled on November 28, 2007.

On November 28, 2007, the Company granted 65,000 share options to employees of our ordinary shares under the 2005 Plan as set out in Note 13 with an exercise price of US$9.00 per share.

Removal of redemption rights of Series B-3 Shares

On August 3, 2007, the Company’s shareholders passed a resolution of amendments to the Company’s amended and restated memorandum and Articles of Association to remove the redemption rights of Series B-3 Shares as set out in Note 15. Therefore, as of August 3, 2007 the warrants set out in Note 16 no longer qualified as a liability in accordance with SFAS No.150 and the carrying amount was transferred to shareholders equity.

Exercise of the warrants

In November 2007, certain holders exercised their warrants to purchase an aggregate of 607,238 Series B-3 preference shares at an exercise price of US$2.8996 per share as set out in Note 16.

The remaining holder of the warrants has informed the Company their plan to exercise their warrants to acquire Series B-3 preference shares.

Further consideration payment made in connection with business acquisition

In addition to the initial cash consideration payment, on October 3, 2007, in light of the 2007 earning outlook, the Group agreed to accelerate the contingent payment and settled the additional payment for the acquisition of ITC with cash of $3,400, which, after netting of the consideration payable of $1,810 as of June 30, 2007, was recorded as an addition to the goodwill in 2007. After the payment, the Group is obligated to pay up to $1,100 in cash contingent upon the attainment of the defined earning objectives for 2007.

VanceInfo
Technologies Inc.

www.VanceInfo.com

Seattle
San Fransisco
New York
Beijing
Dalian
Tokyo
Nanjing
Wuhan
Shanghai
Hangzhou
Shenzhen
Hong Kong

global delivery model

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

American Depositary Shares

VanceInfo Technologies Inc.

Representing              Ordinary Shares

Citi	Merrill Lynch & Co.

Jefferies & Company	Susquehanna Financial Group, LLLP

Part II

Information not Required in Prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own fraud or dishonesty.

Pursuant to the form of indemnification agreement filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On June 16, 2004, we issued one ordinary shares to each of Inno Global Technology Limited, Team Dragon International Limited and Button Software Ltd., respectively, for a cash consideration of US$1.0 each, in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On July 22, 2004, we issued 24, 25 and 48 ordinary shares to Inno Global Technology Limited, Team Dragon International Limited and Button Software Ltd., for cash considerations of HK$9,450,000, HK$4,905,333 and HK$9,244,667, respectively, in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On March 10, 2005, we issued 2,850, 2,964 and 5,586 ordinary shares to Inno Global Technology Limited, Team Dragon International Limited and Button Software Ltd., for cash considerations of US$2,850, US$2,964 and US$5,586, respectively, in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On March 10, 2005, we issued 350,000, 341,320 and 8,680 Series A convertible preferred shares to LC Fund II, DCM IV, L.P. and DCM Affiliates Fund IV, L.P. for cash considerations of US$3,500,000, US$3,413,200 and US$86,800, respectively. We also issued 17,500 Series A convertible preferred shares to Harper Capital for a cash consideration of US$175,000 and financing consulting services provided by a shareholder of Harper

Capital. These sales were exempt from registration in accordance with Section 4(2) of the Securities Act of 1933 as all the purchasers other than Harper Capital were “accredited investors” as defined in rule 501(a) of the Securities Act of 1933 in transactions not involving a public offering, and Harper Capital, together with its representative, had such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment.

On February 11, 2006, we issued 100,000 ordinary shares to Sures Corporation Limited as part of the consideration for our acquisition of SureKAM’s international business division, in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On May 2 2006, we issued an aggregate of 2,990,000 Series B-1 convertible preferred shares and 6,380,188 Series B-2 convertible preferred shares together with certain warrants to acquire Series B-3 convertible preferred shares to Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III, Sequoia Capital Growth III Principals Fund, LC Fund II, DCM IV, L.P., and DCM Affiliates Fund IV, L.P. for an aggregate consideration of US$25.1 million. These sales were exempt from registration in accordance with Section 4(2) of the Securities Act of 1933 as the shares were sold to “accredited investors” as defined in rule 501(a) of the Securities Act of 1933 in transactions not involving a public offering.

On July 26, 2006, we issued 86,219 ordinary shares to Mr. Yonghui Zhu as part of the consideration for our acquisition of Envisys, in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On March 16, 2007, we issued 396,774 and 396,774 ordinary shares to Space Link Holdings Limited and Ultra Link Holdings Limited as part of the consideration for our acquisition of ITC, in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On April 1, 2007, we issued 667,386 and 246,007 ordinary shares to Airland International Limited and Bizexpress Limited as part of the consideration for our acquisition of Shanghai Solutions, in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On April 1, 2007, we issued 147,272 ordinary shares to One Silver Development Limited as part of the consideration for our acquisition of Megainfo, in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On April 1, 2007, we issued 84,076, 39,581, 11,150, 11,451 and 9,643 ordinary shares to Zhanhong Zhou, Gear Vantage Investment Limited, Li Ma, Wei Chen and Lin Zhao, respectively, as part of the consideration for our acquisition of Prosoft, in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On April 1, 2007, we issued 2,331 ordinary shares to Lu Chen, as part of the consideration for our acquisition of SunBridges, in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On June 1, 2007, we issued 49,141 ordinary shares to Global Mission Limited, as part of the consideration for our acquisition of an additional 48.99% equity interest in Worksoft Japan, in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On July 31, 2007, we issued 102,661, 102,661 and 102,661 ordinary shares to Cypress Hill Limited, Fortune Sea International Limited and Million International Limited, respectively, as part of the consideration for our acquisition of Chosen, in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on November 28, 2007.

VanceInfo Technologies Inc.

By:	/s/ Chris Shuning Chen
Name:	Chris Shuning Chen
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Chris Shuning Chen Name: Chris Shuning Chen	Chairman and Chief Executive Officer (principal executive officer)	November 28, 2007

/s/ Sidney Xuande Huang Name: Sidney Xuande Huang	Chief Financial Officer (principal financial and accounting officer)	November 28, 2007

* Name: Hao Chen	Director	November 28, 2007

* Name: Ruby Lu	Director	November 28, 2007

* Name: Shan Zhong	Director	November 28, 2007

Signature	Title	Date

* Name: Kui Zhou	Director	November 28, 2007

* Name: Daniel Mingdong Wu	Director	November 28, 2007

*	Authorized U.S. Representative	November 28, 2007

Name:	Donald J. Puglisi
Title:	Managing Director
Puglisi & Associates

*By	/s/ Chris Shuning Chen
Chris Shuning Chen
Attorney-in-Fact

VANCEINFO TECHNOLOGIES INC.

Exhibit Index

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement.

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect.

3.2*	Amended and Restated Memorandum and Articles of Association of the Registrant (effective immediately upon commencement of the trading of the Company’s American depositary shares representing its ordinary shares on the New York Stock Exchange).

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).

4.2*	Registrant’s Specimen Certificate for Ordinary shares.

4.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts.

4.4*	Series A Preferred Share Purchase Agreement among the Registrant and other parties thereto dated as of February 3, 2005.

4.5*	Form of Subscription Letter between the Registrant and the party thereto.

4.6*	Series B Preferred Share Purchase Agreement among the Registrant and other parties thereto dated as of April 28, 2006, as amended as of July 30, 2007.

4.7*	Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated as of April 28, 2006, as amended as of July 30, 2007.

4.8*	Form of Warrants to Purchase Series B-3 Preferred Shares of the Registrant.

4.9*	Letter Agreement regarding repurchase of ordinary shares between the Registrant and Team Dragon International Limited dated as of April 19, 2006.

4.10*	Founder Loan Agreements among the Registrant and other parties thereto dated as March 10, 2005, as amended as of April 20, 2006.

4.11*	Share Pledge Agreements among the Registrant and other parties thereto dated as of March 10, 2005, as amended as of April 20, 2006.

4.12*	Share Subscription Agreement between the Registrant and Sures Corporation Limited dated as of September 6, 2005.

4.13*	Subscription Agreement among the Registrant, Prosoft International Limited and Gear Vantage Investment Limited dated as of September 15, 2006.

4.14*	English Translation of Share Grant Agreement among the Registrant, VanceInfo Creative Software Technology Ltd., Beijing SunBridges Technologies Development Co., Ltd. and other parties thereto dated as of December 1, 2006.

4.15*	Subscription Agreement among the Registrant, Ultra Link Holdings Limited and Space Link Holdings Limited dated as of March 15, 2007.

4.16*	English Translation of Subscription Agreement between the Registrant and One Silver Development Limited dated as of March 31, 2007.

4.17*	English Translation of Subscription Agreement among the Registrant, Airland International Limited and Bizexpress Limited dated as of April 1, 2007.

4.18*	English Translation of Subscription Agreement between the Registrant and Global Mission Limited dated as of May 31, 2007.

4.19*	English Translation of Subscription Agreement between the Registrant, Cypress Hill Holdings Limited, Fortune Sea International Limited and Million International Limited dated as of July 29, 2007.

5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered.

Exhibit Number	Description of Document
8.1*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters.

8.2*	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.

10.1*	2005 Stock Plan, including form of Stock Option Agreement.

10.2*	2007 Share Incentive Plan, including form of Share Option Award Agreement.

10.3*	Form of Indemnification Agreement with the Registrant’s directors.

10.4*	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant.

10.5*	Form of Employment Agreement between VanceInfo Creative Software Technology Ltd. and a Senior Executive Officer.

10.6*	English Translation of Asset Transfer Agreement between VanceInfo Creative Software Technology Ltd. and Beijing SureKAM Corporation dated as of September 6, 2005.

10.7*	English Translation of Equity Transfer Contract among VanceInfo Creative Software Technology Ltd. and other parties thereto dated as of September 15, 2006.

10.8*	English Translation of Asset Transfer Agreement between VanceInfo Creative Software Technology Ltd. and Beijing SunBridges Technologies Development Co., Ltd. dated as of December 1, 2006.

10.9*	English Translation of Equity Transfer Contract among VanceInfo Creative Software Technology Ltd., Hao Yu and Wei Wei dated as of March 15, 2007.

10.10*	English Translation of Power of Attorney between Ming Zhao and Chris Shuning Chen dated March 31, 2007.

10.11*	English Translation of Exclusive Technology Development and Consultancy Agreement among VanceInfo Creative Software Technology Ltd., Shanghai Megainfo Tech Co., Ltd. and Ming Zhao dated as of March 31, 2007.

10.12*	English Translation of Loan Agreement among the Registrant, Airland International Limited and Bizexpress Limited dated March 31, 2007.

10.13*	English Translation of Equity Transfer Contract among VanceInfo Creative Software Technology Ltd., Jilun Zhang and Rongbin Shi dated as of April 1, 2007.

10.14*	English Translation of Equity Transfer Contract between the Registrant and Jinsong Tang dated as of May 31, 2007.

10.15*	English Translation of Equity Transfer Contract between VanceInfo Creative Software Technology Ltd. and parties thereto dated as of July 29, 2007.

10.16*	English Translation of Loan Agreement among the Registrant, Hao Yu, Wei Wei and other parties thereto dated as of March 15, 2007.

10.17*	Master Services Agreement and Intellectual Property Assignment between VanceInfo Creative Software Technology Ltd. and Microsoft (China) Co., Ltd. dated as of November 1, 2005.

10.18*	Technical Service Agreement between VanceInfo Creative Software Technology Ltd. and International Business Machine China Company Limited dated as of September 13, 2004.

Exhibit Number	Description of Document
10.19*	English Translation of Premises Lease Contract between VanceInfo Creative Software Technology Ltd. and Beijing Zhongguancun Huaxia Sci-Tech Co., Ltd. dated as of September 8, 2004, as amended as of January 28, 2005.

21.1*	Subsidiaries of the Registrant.

23.1†	Consent of Deloitte Touche Tohmatsu CPA Ltd., an Independent Registered Public Accounting Firm.

23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 8.2).

23.4*	Consent of Jun He Law Offices (included in Exhibit 99.2).

23.5*	Consent of American Appraisal China Limited.

23.6*	Consent of Samuelson S.M. Young.

24.1*	Powers of Attorney (included on signature page).

99.1*	Code of Business Conduct and Ethics of the Registrant.

99.2*	Legal Opinion of Jun He Law Offices.

*	Filed previously.
**	To be filed by amendment
†	Filed herewith